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As filed with the Securities and Exchange Commission on December 8, 2003.

Registration No. 333-110693

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

CARDINAL FINANCIAL CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Virginia (State or Other Jurisdiction of Incorporation or Organization)	6021 (Primary Standard Industrial Classification Code Number)	54-1874630 (I.R.S. Employer Identification Number)

8270 Greensboro Drive, Suite 500
McLean, Virginia 22102
(703) 584-3400
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

Bernard H. Clineburg
Chairman, President and Chief Executive Officer
Cardinal Financial Corporation
8270 Greensboro Drive, Suite 500
McLean, Virginia 22102
(703) 584-3400
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

Copies of Communications to:

Wayne A. Whitham, Jr., Esq. John M. Oakey, III, Esq. Williams Mullen A Professional Corporation 1021 East Cary Street Richmond, Virginia 23219 (804) 643-1991	Jennifer R. Evans, Esq. Jennifer Durham King, Esq. Vedder, Price, Kaufman & Kammholz, P.C. 222 North LaSalle Street Suite 2600 Chicago, Illinois 60601 (312) 609-7500

        Approximate date of commencement of proposed sale to the public: As soon as practicable following the effectiveness of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated December 8, 2003

PROSPECTUS

5,250,000 Shares

Common Stock

        We are selling 5,250,000 shares of our common stock. Our common stock is currently traded on the Nasdaq SmallCap Market under the symbol "CFNL." We have applied to list our common stock on the Nasdaq National Market and expect to be approved for trading subject to the issuance of these shares.

        On December 4, 2003, the last sale price of our common stock as reported on the Nasdaq SmallCap Market was $6.86 per share.

You should consider the risks that we have described in the "Risk Factors" section beginning on page 7 before buying shares of our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Cardinal Financial Corporation	$	$

        This is a firm commitment underwriting. The underwriters may purchase up to an additional 787,500 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus, to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or obligations of any bank and are not insured by the Bank Insurance Fund or the Federal Deposit Insurance Corporation or any other governmental agency.

        The underwriters expect to deliver the shares to purchasers on or about                          , 2003

RAYMOND JAMES	LEGG MASON WOOD WALKER Incorporated

The date of this prospectus is                          , 2003.

CARDINAL℠
Financial Corporation

Maryland
95
7
Sterling
Leesburg
LOUDOUN
495
Tysons Corner/Greensboro
Washington DC
Reston
McLean
295
50
50
FAIRFAX
Arlington
Fairfax
PRINCE
WILLIAM
66
Alexandria
495
Manassas
Virginia
Potomac
River
95
Branch Office

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that may be important to you. Therefore, you should read this entire prospectus carefully before making a decision to invest in our common stock, including the risks discussed under the "Risk Factors" section and our consolidated financial statements and related notes.

        In this prospectus, we frequently use the terms "we", "our" and "us" to refer to Cardinal Financial Corporation and our subsidiaries.

Cardinal Financial Corporation

General

        We are a bank holding company formed in 1997 and headquartered in Tysons Corner, Virginia. We own Cardinal Bank, N.A., a nationally chartered community bank with 10 branches located in northern Virginia, within the greater Washington D.C. area. Under the leadership of our Chairman, President and Chief Executive Officer, Bernard H. Clineburg, who joined the company in 2001, we consolidated our multi-bank operations into a single bank subsidiary and have grown to 10 branch locations at December 5, 2003.

        We offer a wide range of banking products and services to both our commercial and retail customers. Our commercial relationship managers focus on attracting small and medium-sized businesses as well as commercial real estate developers and builders and professionals, such as physicians, accountants and attorneys. At September 30, 2003, approximately 70% of our loans consisted of commercial, commercial real estate and construction loans. Although these loans will continue to comprise a significant portion of our portfolio, we have also increased our retail marketing efforts through the expansion of our branch network and development of additional retail products and services. We complement our core banking operations by offering investment products and services to our customers through our third-party brokerage relationship with Raymond James Financial Services, Inc.

        At September 30, 2003, we had total assets of $563.3 million, loans receivable, net of fees, of $290.8 million, deposits of $459.2 million and shareholders' equity of $39.1 million. For the nine-month period ended September 30, 2003, our net interest income and non-interest income totaled $13.7 million. In addition, our net income to common shareholders was $1.6 million and our diluted income per common share was $0.15. Unless we specify otherwise in this prospectus, we use the term "net income (loss)" to refer to our net income (loss) available to common shareholders after payment of dividends on the 1,364,062 shares outstanding of our 7.25% Cumulative Convertible Preferred Stock, Series A.

Financial Highlights

        We have achieved significant growth in assets, loans and deposits over the past five years. Throughout our growth, we have emphasized the importance of a disciplined credit culture and have been successful in maintaining strong asset quality. Our financial highlights include the following:

  •
  Our total assets have grown from $57.3 million at December 31, 1998 to $563.3 million at September 30, 2003.

  •
  Our loans receivable, net of fees, have grown from $16.3 million at December 31, 1998 to $290.8 million at September 30, 2003.

  •
  Our total deposits have grown from $21.7 million at December 31, 1998 to $459.2 million at September 30, 2003.

  •
  Our results have improved from a loss of $1.7 million in 1998, our first full year of operations, to net income of $1.6 million for the nine months ended September 30, 2003.

  •
  Our ratio of non-performing loans to total loans was 0.37% at December 31, 2002, and 0.18% at September 30, 2003. Our ratio of net loan charge-offs to average total loans was 0.05% for the year ended December 31, 2002, and 0.02%, on an annualized basis, for the first nine months of 2003.

  •
  With a total risk-based capital ratio of 11.7% and a Tier 1 risk-based capital ratio of 10.6% at September 30, 2003, we are considered a well-capitalized institution.

Growth Strategy

        We believe that the recent and ongoing bank consolidation within the greater Washington, D.C. metropolitan area provides a significant opportunity to build a successful community-focused banking franchise. We intend to continue to expand our business through internal growth as well as selective geographic expansion while maintaining strong asset quality and achieving sustained profitability. Our strategy for achieving these objectives includes the following:

  •
  Expanding our footprint by establishing new branches or acquiring existing branches or other financial institutions in communities that present attractive growth opportunities within northern Virginia and other markets in the greater Washington, D.C. metropolitan area.

  •
  Capitalizing on the dislocation of customers seeking personalized service resulting from the continued consolidation of banks in our market area into regional and national financial institutions. As a local banking organization, we believe we can compete effectively by providing a high level of personalized service in a retail-oriented branch system.

  •
  Seeking to attract new and larger lending relationships. To the extent we invest additional capital from this offering in our bank, our increased legal lending limit should allow us to expand our commercial and real estate lending following this offering. As we grow, our goal is to increase our loan-to-deposit ratio and shift the mix of our earning assets to higher yielding loans.

  •
  Seeking to recruit senior lenders with experience in and knowledge of our markets that have been displaced or have grown dissatisfied as a result of the consolidation.

  •
  Focusing on specialized lending services that we believe provide unique opportunities for growth in our markets, including loans secured by commercial and government contract receivables and Small Business Administration (SBA) loans. Larger legal lending limits will allow us to seek business from larger government contractors in the greater Washington, D.C. area.

  •
  Increasing the banking products and financial services we offer in order to diversify our revenue base, increase our fee income, and strengthen our customer relationships. We believe we have opportunities to cross-sell additional services to our existing customers and that we will be able to attract new customers by offering a broader array of retail products and services. We have plans to further develop the investment services we offer and to increase our participation in residential mortgage lending over the next 12 to 18 months.

Market Area

        We consider our target market to be the greater Washington metropolitan area, which we define as the District of Columbia, the northern Virginia counties of Arlington, Fairfax, Fauquier, Loudoun, Prince William, Spotsylvania and Stafford, the northern Virginia cities of Alexandria, Manassas, Fairfax and Falls Church and the Maryland counties of Frederick, Montgomery and Prince George's.

        According to 2000 U.S. Census data, the population of the greater Washington metropolitan area was approximately 4.5 million people. The average of the median household income figures reported in the 2000 U.S. Census for each of the 15 jurisdictions comprising the greater Washington metropolitan area was approximately $64,200, compared to a national median household income of approximately $42,000. Based on estimates released by the Bureau of Labor Statistics of the U.S. Department of Labor for September 2003, the unemployment rate for the greater Washington metropolitan area was approximately 3.3%, compared to a national unemployment rate of 5.8%. According to 2000 U.S. Census figures, approximately 44% of adults at least 25 years old in this area have a bachelor's degree or higher, compared to approximately 24% nationally. As of June 30, 2003, total deposits in this area were approximately $104 billion.

        Our headquarters is located approximately seven miles west of Washington D.C., in Fairfax County, Virginia. The 2000 U.S. Census data indicates that Fairfax County is the most populous county in Virginia with a population of approximately one million people and a median household income of over $81,000. Based on estimates released by the Bureau of Labor Statistics of the U.S. Department Labor for September 2003, the unemployment rate in Fairfax County was 2.4%. The 2000 U.S. Census data shows that over 54% of Fairfax County adults at least 25 years old have a bachelor's degree or higher.

    *    *    *    *    *

        Our principal executive offices are located at 8270 Greensboro Drive, Suite 500, McLean, Virginia 22102, and our telephone number is (703) 584-3400. Our Internet address is www.cardinalbank.com. The information contained on our web site is not part of this prospectus.

The Offering

Common stock being offered	5,250,000 shares
Common stock outstanding after the offering(1)	15,327,287 shares
Use of proceeds	We will use the net proceeds from the offering to increase our capital to support our future growth and expansion and for general corporate purposes.
Nasdaq Market Symbol	CFNL

(1)
This amount does not include 847,537 common shares issuable upon exercise of options outstanding as of November 30, 2003, that were granted under our stock option plans and have a weighted average exercise price of $4.58, and 1,023,047 common shares that are issuable upon conversion of the 1,364,062 outstanding shares of our 7.25% Cumulative Convertible Preferred Stock, Series A. Each share of the Series A preferred stock is convertible into 0.75 shares of our common stock. If issued, these shares would represent 9.2% of our shares outstanding before the offering, and 6.3% of our outstanding shares after giving effect to the sale of 5,250,000 shares in this offering. Of the outstanding options, options to purchase 396,473 shares are currently exercisable at a weighted average exercise price of $4.70.

SUMMARY HISTORICAL FINANCIAL DATA

        The table below presents a summary of our selected historical consolidated financial data for the periods and the dates indicated. Since the information contained in this table is a summary and does not provide all of the information contained in our consolidated financial statements, including the related notes, you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated financial data has been derived from our audited consolidated financial statements for the years that ended December 31, 2002, 2001, 2000, 1999, and 1998 and from our unaudited consolidated financial statements for the nine months that ended September 30, 2003 and 2002. These unaudited consolidated financial statements include all adjustments (consisting only of normal recurring accruals) we consider necessary for a fair presentation of our financial position and results of operations as of the dates and for the periods indicated. Information for any interim period is not necessarily indicative of results that may be anticipated for the full year.

	Nine Months Ended September 30,		Years Ended December 31,
	2003	2002	2002	2001	2000	1999	1998(4)(5)
	(unaudited)	(unaudited)
	(In thousands, except per share data)
Income Statement Data:
Interest income	$17,740	$14,917	$20,242	$16,577	$11,150	$4,330	$1,556
Interest expense	6,998	7,042	9,586	7,500	4,740	1,305	340

Net interest income	10,742	7,875	10,656	9,077	6,410	3,025	1,216
Provision for loan losses	602	134	444	1,202	753	514	212

Net interest income after provision for loan losses	10,140	7,741	10,212	7,875	5,657	2,511	1,004
Non-interest income	2,994	1,893	2,864	3,157	2,098	1,320	34
Non-interest expense	11,206	10,372	13,605	23,756	11,726	7,870	2,734

Net income (loss) before income taxes	1,928	(738)	(529)	(12,724)	(3,971)	(4,039)	(1,696)
Provision for income taxes	—	—	—	—	—	—	—

Net income (loss)	1,928	(738)	(529)	(12,724)	(3,971)	(4,039)	(1,696)
Dividends to preferred shareholders	371	371	495	503	171	—	—

Net income (loss) to common shareholders(1)	$1,557	$(1,109)	$(1,024)	$(13,227)	$(4,142)	$(4,039)	$(1,696)

Balance Sheet Data:
Total assets	$563,348	$446,802	$486,323	$279,584	$207,048	$97,033	$57,295
Loans receivable, net of fees	290,811	216,355	249,106	200,911	154,271	68,167	16,327
Allowance for loan losses	3,943	3,073	3,372	3,104	1,900	726	212
Total investment securities	243,066	137,945	163,665	34,147	6,935	4,807	13,477
Total deposits	459,211	403,668	423,479	246,024	163,371	59,873	21,867
Federal Home Loan Bank advances	50,583	1,000	2,000	9,800	6,000	6,000	—
Total shareholders' equity	39,131	40,730	40,712	20,624	34,112	30,745	34,728
Preferred shares outstanding	1,364	1,365	1,365	1,365	1,411	—	—
Common shares outstanding	10,077	10,044	10,044	4,294	4,253	4,243	4,240
Per Common Share Data:
Basic net income (loss)	$0.15	$(0.15)	$(0.13)	$(3.11)	$(0.98)	$(0.95)	$(0.64)
Fully diluted net income (loss)	0.15	(0.15)	(0.13)	(3.11)	(0.98)	(0.95)	(0.64)
Book value at period end	3.21	3.38	3.37	3.21	6.36	7.25	8.19

Performance Ratios:
Return on average assets	0.51%	(0.27)%	(0.14)%	(5.24)%	(2.72)%	(5.61)%	(5.37)%
Return on average equity	6.42	(3.25)	(1.61)	(39.14)	(12.72)	(12.26)	(7.44)
Net interest margin(2)	2.96	3.05	2.92	4.17	4.82	4.59	4.52
Efficiency ratio(3)	81.58	106.18	100.63	194.18	137.82	181.13	218.72
Non-interest income to average assets	0.80	0.69	0.74	1.30	1.44	1.83	0.11
Non-interest expense to average assets	2.98	3.78	3.50	9.79	8.03	10.93	8.65
Total loans receivable, net of fees to total deposits	63.33	53.60	58.82	81.66	94.43	113.85	74.67
Asset Quality Ratios:
Net charge-offs to average loans receivable	0.02%	0.06%	0.05%	0.00%	0.00%	0.00%	0.00%
Nonperforming loans to loans receivable, net of fees	0.18	0.29	0.37	0.18	0.38	0.00	0.00
Nonperforming loans to total assets	0.09	0.14	0.20	0.33	0.28	0.00	0.00
Allowance for loan losses to nonperforming loans	759.73	494.85	345.49	334.84	323.68	0.00	0.00
Allowance for loan losses to loans receivable, net of fees	1.36	1.42	1.35	1.54	1.23	1.07	1.30
Capital Ratios:
Tier 1 risk-based capital	10.62%	14.06%	12.25%	9.04%	18.89%	37.86%	146.90%
Total risk-based capital	11.68	15.21	13.35	10.42	19.94	38.75	147.80
Leverage capital ratio	7.95	9.63	8.97	8.57	17.39	32.55	60.20
Other:
Average equity to average total assets	8.00	8.28	8.45	13.39	21.37	45.76	72.09
Average loans to average total deposits	61.63	61.85	58.48	90.61	97.03	92.07	23.34
Average common shares outstanding:
Basic	10,058	7,243	7,949	4,258	4,246	4,241	2,646
Diluted	10,249	7,243	7,949	4,258	4,246	4,241	2,646

(1)
Net loss to common shareholders for both the nine months ended September 30, 2002 and the year ended December 31, 2002 included a $1.7 million other than temporary impairment of the WorldCom bond. Net loss to common shareholders for the year ended December 31, 2001 includes an $8.3 million goodwill impairment charge and $884,000 in restructuring costs.

(2)
Net interest margin is calculated as net interest income divided by total average earning assets.

(3)
Efficiency ratio is calculated as total non-interest expense divided by the total of net interest income and non-interest income.

(4)
1998 does not represent a full year of banking operations.

(5)
Date of inception for Cardinal Financial Corporation is November 24, 1997.

RISK FACTORS

        An investment in our common stock involves significant risks. You should carefully read and consider these risks and uncertainties before you decide to invest in our common stock. These risk factors may adversely affect our financial condition, including future earnings. In that event, the trading price of our common stock could decline and you could lose all or a part of your investment. You should read this section together with the other information, including our consolidated financial statements and related notes, included in this prospectus.

Risks Related to Our Business

  We have reported net losses for each of our completed fiscal years and may not be able to operate profitably in the future.

        We have operated at a cumulative loss since our organization in 1997. Our net loss for the year ended December 31, 2002 was $1.0 million, or $0.13 per common share, compared to a loss of $13.2 million, or $3.11 per common share, during 2001. Excluding an $8.3 million impairment of goodwill in the fourth quarter of 2001, our loss in 2001 was $4.9 million.

        Although we reported net income to common shareholders of $1.6 million, or $0.15 per common share, for the nine months ended September 30, 2003, we cannot assure you that we will be able to continue to operate at a profit as we continue to grow.

  We may not be able to successfully manage our growth or implement our growth strategies, which may adversely affect our results of operations and financial condition.

        During the last five years, we have experienced significant growth, and a key aspect of our business strategy is our continued growth and expansion. We intend to use the funds raised from this offering to support this anticipated growth. Our ability to continue to grow depends, in part, upon our ability to:

  •
  open new branch offices or acquire existing branches or other financial institutions;

  •
  attract deposits to those locations; and

  •
  identify attractive loan and investment opportunities.

        We may not be able to successfully implement our growth strategy if we are unable to identify attractive markets, locations or opportunities to expand in the future. Our ability to manage our growth successfully also will depend on whether we can maintain capital levels adequate to support our growth and maintain cost controls and asset quality.

        As we continue to implement our growth strategy by opening new branches or acquiring branches or other banks, we expect to incur increased personnel, occupancy and other operating expenses. In the case of new branches, we must absorb those higher expenses while we begin to generate new deposits, and there is a further time lag involved in redeploying new deposits into attractively priced loans and other higher yielding earning assets. Thus, our plans to branch aggressively could depress our earnings in the short run, even if we efficiently execute our branching strategy.

  We rely heavily on our management team and the unexpected loss of any of those personnel could adversely affect our operations; we depend on our ability to attract and retain key personnel.

        We are a customer-focused and relationship-driven organization. We expect our future growth to be driven in a large part by the relationships maintained with our customers by our Chairman, President and Chief Executive Officer, Bernard H. Clineburg, and our other executive and senior lending officers. We have entered into employment agreements with Mr. Clineburg and three other executive officers. The existence of such agreements, however, does not necessarily assure that we will be able to continue to retain their services. The unexpected loss of Mr. Clineburg or other key employees could have a material adverse effect on our business and possibly result in reduced revenues and earnings. We do not maintain key man life insurance policies on any of our executives.

        The implementation of our business strategy will also require us to continue to attract, hire, motivate and retain skilled personnel to develop new customer relationships as well as new financial products and services. Many experienced banking professionals employed by our competitors are covered by agreements not to compete or solicit their existing customers if they were to leave their current employment. These agreements make the recruitment of these professionals more difficult. The market for these people is competitive, and we cannot assure you that we will be successful in attracting, hiring, motivating or retaining them.

  We may incur losses if we are unable to successfully manage interest rate risk.

        Our profitability will depend in substantial part upon the spread between the interest rates earned on investments and loans and interest rates paid on deposits and other interest-bearing liabilities. We may pay above-market rates to attract deposits as we have done in some of our marketing promotions in the past. Changes in interest rates will affect our operating performance and financial condition in diverse ways. We attempt to minimize our exposure to interest rate risk, but we will be unable to eliminate it. Based on our asset/liability position at September 30, 2003, an unexpected rise in interest rates would adversely affect our net interest income in the short term. Our net interest spread will depend on many factors that are partly or entirely outside our control, including competition, federal economic, monetary and fiscal policies, and economic conditions generally.

  We may be adversely affected by economic conditions in our market area.

        We are headquartered in northern Virginia, and our market includes the greater Washington, D.C. metropolitan area. Because our lending is concentrated in this market, we will be affected by the general economic conditions in the greater Washington area, which may be impacted by the level of federal government spending. Changes in the economy, and government spending in particular, may influence the growth rate of our loans and deposits, the quality of the loan portfolio and loan and deposit pricing. A significant decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond our control would impact these local economic conditions and the demand for banking products and services generally could negatively affect our financial condition and performance.

        In recent years, there has been a proliferation of technology and communications businesses in our market area. The current economic recession and the downturn in those industries has had a significant adverse impact on a number of those businesses. Although we do not have significant credit exposure to these businesses, the downturn in these industries could have a negative impact on local economic conditions and real estate collateral values generally, which could negatively affect our profitability.

  Our concentration in loans secured by real estate may increase our credit losses, which would negatively affect our financial results.

        We offer a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer and other loans. Many of our loans are secured by real estate (both residential and commercial) in our market area. At September 30, 2003, approximately 48% of our total loan portfolio was secured by commercial real estate and 33% was secured by residential real estate. A major change in the real estate market, such as a deterioration in the value of this collateral, or in the local or national economy, could adversely affect our customers' ability to pay these loans, which in turn could impact us. Risk of loan defaults and foreclosures are unavoidable in the banking industry, and we try to limit our exposure to this risk by monitoring our extensions of credit carefully. We cannot fully eliminate credit risk, and as a result credit losses may occur in the future.

  If our allowance for loan losses becomes inadequate, our results of operations may be adversely affected.

        We maintain an allowance for loan losses that we believe is a reasonable estimate of known and inherent losses in our loan portfolio. Through a periodic review and consideration of the loan portfolio, management determines the amount of the allowance for loan losses by considering general market conditions, credit quality of the loan portfolio, the collateral supporting the loans and performance of our customers relative to their financial obligations with us. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond our control, and these losses may exceed our current estimates. Rapidly growing loan portfolios are, by their nature, unseasoned. As a result, estimating loan loss allowances is more difficult, and may be more susceptible to changes in estimates, and to losses exceeding estimates, than more seasoned portfolios. Although we believe the allowance for loan losses is a reasonable estimate of known and inherent losses in our loan portfolio, we cannot fully predict such losses or that our loan loss allowance will be adequate in the future. Excessive loan losses could have a material impact on our financial performance.

        Federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in the amount of our provision or loans charged-off as required by these regulatory agencies could have a negative effect on our operating results.

  Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

        We face vigorous competition from other banks and other financial institutions, including savings and loan associates, savings banks, finance companies and credit unions for deposits, loans and other financial services in our market area. A number of these banks and other financial institutions are significantly larger than we are and have substantially greater access to capital and other resources, as well as larger lending limits and branch systems, and offer a wider array of banking services. To a limited extent, we also compete with other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies, insurance companies and governmental organizations which may offer more favorable financing than we can. Many of our nonbank competitors are not subject to the same extensive regulations that govern us. As a result, these nonbank competitors have advantages over us in providing certain services. This competition may reduce or limit our margins and our market share and may adversely affect our results of operations and financial condition.

  Our profitability and the value of your investment may suffer because of rapid and unpredictable changes in the highly regulated environment in which we operate.

        We are subject to extensive supervision by several governmental regulatory agencies at the federal and state levels. Recently enacted, proposed and future banking legislation and regulations have had, and will continue to have, or may have a significant impact on the financial services industry. These regulations, which are intended to protect depositors and not our shareholders, and the interpretation and application of them by federal and state regulators, are beyond our control, may change rapidly and unpredictably and can be expected to influence our earnings and growth. Our success depends on our continued ability to maintain compliance with these regulations. Some of these regulations may increase our costs and thus place other financial institutions who are not subject to similar regulation in stronger, more favorable competitive positions.

  If we need additional capital in the future to continue our growth, we may not be able to obtain it on terms that are favorable or at all. This could negatively affect our performance and the value of our common stock.

        Our business strategy calls for continued growth, and we may need to raise additional capital in the future to support our continued growth and to maintain adequate capital levels. Our ability to raise capital through the sale of additional securities will depend primarily upon our financial condition and the condition of financial markets at that time. We may not be able to obtain additional capital in the amounts or on terms satisfactory to us. Our growth may be constrained if we are unable to raise additional capital as needed.

Risks Related to the Securities Markets and Ownership of Our Common Stock

  There is a limited trading market for our common stock; it may be difficult to sell your shares after you have purchased them.

        Our common stock is currently listed on the Nasdaq SmallCap Market under the symbol "CFNL." We have applied to list our common stock on the Nasdaq National Market and expect to be approved for trading subject to the issuance of the shares being sold in this offering. However, the volume of trading activity in our stock is relatively limited. Even if a more active market develops, there can be no assurance that such market will continue, or that you will be able to sell your shares at or above the offering price. You should carefully consider the lack of liquidity of your investment in our common stock when making your investment decision.

  Because we have no plans to pay cash dividends on our common stock, you may recognize a return on your investment only through selling your shares.

        We do not currently pay cash dividends on our common stock, and have no plans to do so in the foreseeable future. Moreover, our ability to pay dividends largely depends on our receipt of dividends from the bank, and federal banking laws restrict the amount of dividends the bank can pay to us. Our ability to pay dividends on our common stock is also subject to the dividend preferences of our 7.25% Cumulative Convertible Preferred Stock, Series A. You should not purchase our common stock if you are depending upon dividend income from this investment.

  We may in the future issue additional stock, any or all of which will dilute your percentage ownership and, possibly, the value of your shares.

        Our board of directors has the authority to issue all or part of any authorized but unissued common shares and preferred shares without prior shareholder approval and without allowing the shareholders the right to purchase their pro rata portion of such shares. This includes shares authorized to be issued under our stock option plans. The issuance of any new common or preferred shares will dilute your percentage ownership, and could dilute the value of your shares. Assuming 5,250,000 shares are sold in this offering, we will have 15,327,287 outstanding common shares. If the underwriters' over-allotment option is exercised in full, the number of common shares issued in this offering would increase from 5,250,000 to 6,037,500. At November 30, 2003, 847,537 common shares were issuable upon the exercise of outstanding options granted under our stock option plans, of which options to purchase 396,473 shares were currently exercisable. We anticipate that, following this offering, we will seek shareholder approval to amend our stock option plans to increase the number of common shares reserved for the issuance under our option plans. The 1,364,062 shares of 7.25% Cumulative Convertible Preferred Stock, Series A, we have outstanding at November 30, 2003 are convertible into 1,023,047 common shares.

CAUTION ABOUT FORWARD LOOKING STATEMENTS

        We make forward looking statements in this prospectus that are subject to risks and uncertainties. These forward looking statements include statements regarding our profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk, growth strategy and financial and other goals. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends" or other similar words or terms are intended to identify forward looking statements.

        These forward looking statements are subject to significant uncertainties because they are based upon or are affected by factors including:

  •
  changes in general economic and business conditions;

  •
  interest rate fluctuations;

  •
  competition within and from outside the banking industry;

  •
  risk inherent in making loans such as repayment risks and fluctuating collateral values;

  •
  changing trends in customer profiles and changes in laws and regulations applicable to us; and

  •
  other factors, including those matters discussed in the "Risk Factors" section and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus.

        Because of these uncertainties, our actual future results may be materially different from the results indicated by these forward looking statements. In addition, our past results of operations do not necessarily indicate our future results.

USE OF PROCEEDS

        We will receive net proceeds of approximately $        million from the sale of 5,250,000 shares of our common stock in this offering, after deducting the underwriting discount and estimated offering expenses of approximately $257,000 payable by us. If the underwriters' over-allotment option is exercised in full, our net proceeds will be approximately $        million.

        We will use the net proceeds from this offering to increase our capital to support our future growth and expansion and for general corporate purposes. We have not otherwise made a specific allocation for the use of the net proceeds.

DILUTION

Effect of the Offering on Book Value

        At September 30, 2003, we had a net tangible book value of approximately $31.7 million, or $3.14 per share of common stock. Net tangible book value per common share represents the amount of our common shareholders' equity, less intangible assets, divided by the number of shares of common stock that are outstanding. Dilution per share to new investors in this offering represents the difference between the amount per share that these investors paid and the pro forma net tangible book value per share of common stock immediately after completion of this offering.

        After giving effect to the sale by us of all 5,250,000 shares of common stock in this offering at an assumed public offering price of $6.86 per share, deducting estimated offering expenses, and giving effect to the application of the estimated net proceeds described in the "Use of Proceeds" above, our pro forma net tangible book value at September 30, 2003 would have been approximately $65.3 million, or $4.26 per share. This represents an immediate increase in net tangible book value of $1.12 per share to existing shareholders and an immediate dilution of $2.60 per share to new investors.

Comparison of Prices Paid for Common Stock

        The following table sets forth on a pro forma basis, as of September 30, 2003:

  •
  the number of shares of common stock purchased from us prior to this offering and the number of shares purchased in this offering, and

  •
  the total consideration, prior to the deduction of any expenses and/or commission, and average price per share that our existing shareholders have paid to us and that new investors will pay in this offering at an assumed public offering price of $6.86 per share.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
	(In thousands)
Existing shareholders(1)	10,077	65.7%	$58,765	60.2%	$5.83
New investors(2)	5,250	34.3	37,275	39.8	6.86

Total	15,327	100.0%	$96,040	100.0%

(1)
We have excluded outstanding vested options to purchase 847,537 shares of our common stock. The weighted average exercise price of these options is $4.58. We have also excluded 1,023,047 shares issuable upon conversion of the 7.25% Cumulative Convertible Preferred Stock, Series A, for which the preferred stockholders have paid the equivalent of $6.67 per share.

(2)
We have excluded up to 787,500 shares of common stock that we may sell if the underwriters' over-allotment option is exercised in full.

MARKET FOR COMMON STOCK AND DIVIDENDS

Market for Common Stock

        Our common stock is currently listed for quotation on the Nasdaq SmallCap Market under the symbol "CFNL." We have applied for listing our common stock on the Nasdaq National Market. We expect our common stock to be approved for listing subject to the issuance of the shares in this offering. As of November 30, 2003, our common stock was held by 352 shareholders of record. In addition, we estimate that there were approximately 1,421 beneficial owners of our common stock who own their shares through brokers or banks.

        The high and low sale prices per share for our common stock for each quarter of 2001 and 2002 and for each quarter of 2003 through December 4, 2003, as reported on the Nasdaq SmallCap Market, were as follows:

	High	Low
2001
1st Quarter	$4.88	$3.50
2nd Quarter	5.96	4.25
3rd Quarter	6.69	5.18
4th Quarter	6.60	5.90
2002
1st Quarter	$6.50	$3.60
2nd Quarter	4.86	3.85
3rd Quarter	4.95	4.02
4th Quarter	4.50	4.01
2003
1st Quarter	$5.45	$4.30
2nd Quarter	7.01	5.13
3rd Quarter	7.08	6.10
4th Quarter (through December 4, 2003)	7.70	6.40

        The closing sale price for our common stock on December 4, 2003, as reported on the Nasdaq SmallCap Market was $6.86 per share.

DIVIDEND POLICY

        We have not declared or distributed any cash dividends to the holders of our common stock, and it is not likely that we will declare any cash dividends on our common stock in the foreseeable future. Our board of directors intends to follow a policy of retaining any earnings to provide funds to operate and expand our business for the foreseeable future. Our future dividend policy is subject to the discretion of the board of directors and will depend upon a number of factors, including future earnings, financial condition, cash requirements, and general business conditions. Our ability to pay dividends on our common stock is also subject to the dividend preferences of the 7.25% Cumulative Convertible Preferred Stock, Series A.

        A dividend accrues on our 7.25% Cumulative Convertible Preferred Stock, Series A at the rate of $0.3625 per share per annum. This dividend is payable, at the discretion of the board of directors, on a quarterly basis. To date, we have paid each quarterly dividend to the holders of the Series A Preferred Stock since we issued these shares in connection with our acquisition of Heritage Bancorp, Inc. in 2000.

        Our ability to pay cash dividends will depend primarily on the ability of our subsidiaries to pay dividends to us. As a national bank, Cardinal Bank is subject to legal limitations on the amount of dividends it is permitted to pay. Furthermore, neither Cardinal Bank nor we may declare or pay a cash dividend on any of our capital stock if we are insolvent or if the payment of the dividend would render us insolvent or unable to pay our obligations as they become due in the ordinary course of business. For additional information on these limitations, see "Government Supervision and Regulation—Payment of Dividends" on page 71.

CAPITALIZATION

        The table below sets forth our historical consolidated capitalization at September 30, 2003, and our capitalization as of the same date on an adjusted basis, giving effect to this offering. For purposes of this table, our net proceeds from this offering are estimated to be approximately $            million after deducting estimated offering expenses and underwriting discounts and commissions. If the underwriters' over-allotment option is exercised in full, 787,500 additional shares would be sold, resulting in aggregate net proceeds of approximately $            million based on the public offering price, after deducting estimated offering expenses and underwriting discounts and commissions.

        The following data should be read in conjunction with our consolidated financial information and related notes.

	September 30, 2003
	Actual	As Adjusted
	(unaudited)
	(Dollars in thousands)
Preferred stock, $1 par value, 10,000,000 shares authorized: Series A, cumulative convertible, 1,364,062 shares issued and outstanding	$1,364	$1,364
Common stock, $1 par value, 50,000,000 shares authorized; 10,076,887 shares issued and outstanding, 15,326,887 shares issued and outstanding pro forma(1)	10,077	15,327
Additional paid-in capital	51,341
Accumulated deficit	(22,716)	(22,716)
Accumulated other comprehensive (loss)	(935)	(935)

Total shareholders' equity	39,131

Total capitalization	$39,131

(1)
This amount does not include 847,537 common shares issuable upon exercise of options outstanding granted as of November 30, 2003, that were granted under our stock option plans and have a weighted average exercise price of $4.58, and 1,023,047 common shares that are issuable upon conversion of the 1,364,062 outstanding shares of 7.25% Cumulative Convertible Preferred Stock, Series A. Each share of the Series A Preferred Stock is convertible into 0.75 shares of our common stock. Of the outstanding options, options to purchase 396,473 common shares are currently exercisable at a weighted average exercise price of $4.70.

        The following table sets forth our actual consolidated regulatory capital amounts and ratios as of September 30, 2003, and as adjusted as of September 30, 2003, after giving effect to the application of the net proceeds of this offering.

	September 30, 2003
	Actual			As Adjusted
	Capital	"Well- capitalized" Standard	Excess/ (Deficit) Capital	Capital	"Well- capitalized" Standard	Excess/ (Deficit) Capital
	(Dollars in thousands)
Dollar Basis:
Total risk-based capital	$43,364	$37,135	$6,229
Tier 1 risk-based capital	39,420	22,281	17,139
Leverage capital	43,364	27,276	16,088
Percentage Basis:
Total risk-based capital	11.68%	10.00%	1.68%
Tier 1 risk-based capital	10.62	6.00	4.62
Leverage capital	7.95	5.00	2.95

SELECTED HISTORICAL FINANCIAL DATA

        The table below presents a summary of our selected historical consolidated financial data for the periods and the dates indicated. Since the information contained in this table is a summary and does not provide all of the information contained in our consolidated financial statements, including the related notes, you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated financial data has been derived from our audited consolidated financial statements for the years that ended December 31, 2002, 2001, 2000, 1999, and 1998 and from our unaudited consolidated financial statements for the nine months that ended September 30, 2003 and 2002. These unaudited consolidated financial statements include all adjustments (consisting only of normal recurring accruals) we consider necessary for a fair presentation of our financial position and results of operations as of the dates and for the periods indicated. Information for any interim period is not necessarily indicative of results that may be anticipated for the full year.

	Nine Months Ended September 30,		Years Ended December 31,
	2003	2002	2002	2001	2000	1999	1998(4)(5)
	(unaudited)	(unaudited)
	(In thousands, except per share data)
Income Statement Data:
Interest income	$17,740	$14,917	$20,242	$16,577	$11,150	$4,330	$1,556
Interest expense	6,998	7,042	9,586	7,500	4,740	1,305	340

Net interest income	10,742	7,875	10,656	9,077	6,410	3,025	1,216
Provision for loan losses	602	134	444	1,202	753	514	212

Net interest income after provision for loan losses	10,140	7,741	10,212	7,875	5,657	2,511	1,004
Non-interest income	2,994	1,893	2,864	3,157	2,098	1,320	34
Non-interest expense	11,206	10,372	13,605	23,756	11,726	7,870	2,734

Net income (loss) before income taxes	1,928	(738)	(529)	(12,724)	(3,971)	(4,039)	(1,696)
Provision for income taxes	—	—	—	—	—	—	—

Net income (loss)	1,928	(738)	(529)	(12,724)	(3,971)	(4,039)	(1,696)
Dividends to preferred shareholders	371	371	495	503	171	—	—

Net income (loss) to common shareholders(1)	$1,557	$(1,109)	$(1,024)	$(13,227)	$(4,142)	$(4,039)	$(1,696)

Balance Sheet Data:
Total assets	$563,348	$446,802	$486,323	$279,584	$207,048	$97,033	$57,295
Loans receivable, net of fees	290,811	216,355	249,106	200,911	154,271	68,167	16,327
Allowance for loan losses	3,943	3,073	3,372	3,104	1,900	726	212
Total investment securities	243,066	137,945	163,665	34,147	6,935	4,807	13,477
Total deposits	459,211	403,668	423,479	246,024	163,371	59,873	21,867
Federal Home Loan Bank advances	50,583	1,000	2,000	9,800	6,000	6,000	—
Total shareholders' equity	39,131	40,730	40,712	20,624	34,112	30,745	34,728
Preferred shares outstanding	1,364	1,365	1,365	1,365	1,411	—	—
Common shares outstanding	10,077	10,044	10,044	4,294	4,253	4,243	4,240
Per Common Share Data:
Basic net income (loss)	$0.15	$(0.15)	$(0.13)	$(3.11)	$(0.98)	$(0.95)	$(0.64)
Fully diluted net income (loss)	0.15	(0.15)	(0.13)	(3.11)	(0.98)	(0.95)	(0.64)
Book value at period end	3.21	3.38	3.37	3.21	6.36	7.25	8.19

Performance Ratios:
Return on average assets	0.51%	(0.27)%	(0.14)%	(5.24)%	(2.72)%	(5.61)%	(5.37)%
Return on average equity	6.42	(3.25)	(1.61)	(39.14)	(12.72)	(12.26)	(7.44)
Net interest margin(2)	2.96	3.05	2.92	4.17	4.82	4.59	4.52
Efficiency ratio(3)	81.58	106.18	100.63	194.18	137.82	181.13	218.72
Non-interest income to average assets	0.80	0.69	0.74	1.30	1.44	1.83	0.11
Non-interest expense to average assets	2.98	3.78	3.50	9.79	8.03	10.93	8.65
Total loans receivable, net of fees to total deposits	63.33	53.60	58.82	81.66	94.43	113.85	74.67
Asset Quality Ratios:
Net charge-offs to average loans receivable	0.02%	0.06%	0.05%	0.00%	0.00%	0.00%	0.00%
Nonperforming loans to loans receivable, net of fees	0.18	0.29	0.37	0.18	0.38	0.00	0.00
Nonperforming loans to total assets	0.09	0.14	0.20	0.33	0.28	0.00	0.00
Allowance for loan losses to nonperforming loans	759.73	494.85	345.49	334.84	323.68	0.00	0.00
Allowance for loan losses to loans receivable, net of fees	1.36	1.42	1.35	1.54	1.23	1.07	1.30
Capital Ratios:
Tier 1 risk-based capital	10.62%	14.06%	12.25%	9.04%	18.89%	37.86%	146.90%
Total risk-based capital	11.68	15.21	13.35	10.42	19.94	38.75	147.80
Leverage capital ratio	7.95	9.63	8.97	8.57	17.39	32.55	60.20
Other:
Average equity to average total assets	8.00	8.28	8.45	13.39	21.37	45.76	72.09
Average loans to average total deposits	61.63	61.85	58.48	90.61	97.03	92.07	23.34
Average common shares outstanding:
Basic	10,058	7,243	7,949	4,258	4,246	4,241	2,646
Diluted	10,249	7,243	7,949	4,258	4,246	4,241	2,646

(1)
Net loss to common shareholders for both the nine months ended September 30, 2002 and the year ended December 31, 2002 included a $1.7 million other than temporary impairment of the WorldCom bond. Net loss to common shareholders for the year ended December 31, 2001 includes an $8.3 million goodwill impairment charge and $884,000 in restructuring costs.

(2)
Net interest margin is calculated as net interest income divided by total average earning assets.

(3)
Efficiency ratio is calculated as total non-interest expense divided by the total of net interest income and non-interest income.

(4)
1998 does not represent a full year of banking operations.

(5)
Date of inception for Cardinal Financial Corporation is November 24, 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following presents management's discussion and analysis of our consolidated financial condition at September 30, 2003 and at December 31, 2002 and 2001 and the results of our operations for the nine months ended September 30, 2003 and 2002 and the years ended December 31, 2002, 2001 and 2000. The discussion should be read in conjunction with the accompanying consolidated financial statements and related notes presented elsewhere in this prospectus.

Overview

        Cardinal Financial Corporation, a locally owned and managed financial services organization headquartered in Northern Virginia, is committed to providing top quality customer service, a diversified product mix and convenient avenues for banking to consumers and businesses. Over the past twelve months, we have expanded our branch network by opening three additional branches, one each in Arlington, Tysons Corner and Leesburg, increasing our branches to 10 locations currently.

        Prior to March 2002, Cardinal was a multi-bank organization. In addition to Cardinal Bank, N.A., which began operations in 1998, we opened two additional banking subsidiaries in 1999, Cardinal Bank—Manassas/ Prince William, N.A. and Cardinal Bank—Dulles, N.A. On September 1, 2000, we completed our acquisition of Heritage Bancorp, Inc. and its banking subsidiary, The Heritage Bank, headquartered in McLean, Virginia. The Heritage Bank was renamed and became our fourth banking subsidiary, Cardinal Bank—Potomac. During November 2001, we consolidated two of our banking subsidiaries, Cardinal Bank—Dulles, N.A. and Cardinal Bank—Potomac, into Cardinal Bank, N.A. During March 2002, we consolidated Cardinal Bank—Manassas/ Prince William, N.A. into Cardinal Bank, N.A., our only remaining banking subsidiary. We completed the consolidation of our original four banking subsidiaries into a single bank in order to reduce costs and streamline operations and decision-making.

        We were required to evaluate our goodwill for impairment and in the fourth quarter of 2001, we recorded an $8.3 million impairment of goodwill, substantially eliminating the goodwill attributable to the purchase of Heritage Bancorp, Inc. in September 2000. The writedown arose from our evaluation of losses incurred by Cardinal Bank—Potomac (the successor to The Heritage Bank) during 2000 and 2001, coupled with expectations of future additional losses. A valuation of Cardinal Bank—Potomac was performed by an external consultant in response to these impairment indicators. The valuation confirmed a significant impairment in our investment in Heritage and resulted in the write down of goodwill.

        As a result of the bank consolidation, we reduced staffing levels during the fourth quarter of 2001. We reduced our number of employees from 138 on June 30, 2001 to 105 as of December 31, 2001. Most of the staff reductions were made in the commercial lending area of the bank, which had become overstaffed in light of the shift in strategy from four banks to one. We also made significant reductions in staff in our centralized administration areas, including accounting, deposit operations and credit administration.

        Our restructuring resulted in significant savings in operating costs during 2002. However, an other than temporary write down of $1.7 million on a WorldCom bond recorded in the second quarter of 2002, resulted in a reported net loss to common shareholders of $1.0 million for the year ended December 31, 2002. The efforts that were started in 2001 that brought the company to profitability in the third and fourth quarters of 2002 have continued in 2003. We reported the third quarter of 2003 as our fifth consecutive quarter of profitability.

Critical Accounting Policies

General

        Accounting policies generally accepted in the United States are complex and require management to apply significant judgment to various accounting, reporting, and disclosure matters. Management must use assumptions and estimates to apply these principles where actual measurements are not possible or practical. These policies are critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such estimates may have a significant impact on the consolidated financial statements. Actual results could differ from those estimates.

        The accounting policies we view as critical to us are those relating to estimates and judgments regarding the determination of the adequacy of the allowance for loan losses and the valuation allowance for deferred tax assets.

Allowance for Loan Losses

        We maintain the allowance for loan losses at a level that represents management's best estimate of known and inherent losses in the loan portfolio. Both the amount of the provision expense and the level of the allowance for loan losses are impacted by many factors, including general economic conditions, actual and expected credit losses, historical trends and specific conditions of the individual borrower. As a part of our analysis, we use comparative peer group data, duration factors and qualitative factors such as levels of and trends in delinquencies and nonaccrual loans, national and local economic trends and conditions and concentrations of loans exhibiting similar risk profiles to support our estimates.

        Credit losses are an inherent part of our business and, although we believe the methodologies for determining the allowance for loan losses and the current level of the allowance are adequate, it is possible that there may be unidentified losses in the portfolio that may become evident only at a future date. Additional provisions for such losses, if necessary, would negatively impact earnings and would be recorded in the banking business segment.

        For purposes of our loan loss reserve methodology, we categorize our loans into one of five categories: commercial and industrial, commercial real estate (including construction), home equity lines of credit, residential mortgages, and consumer loans. Peer group annual loss factors (in the absence of historical results) are applied to all categories and are adjusted by the projected duration of the loan category and by the qualitative factors mentioned above. The indicated loss factors resulting from this analysis are applied to each of the loan categories to determine a reserve level for each of the five categories of loans. In addition, we individually assign loss factors to all loans that have been identified as having loss attributes, as indicated by deterioration in the financial condition of the borrower or a decline in underlying collateral values. Since we have limited historical data on which to base loss factors for classified loans, we apply a 5% loss factor to all special mention loans and a 15% loss factor to all substandard loans (in accordance with regulatory guidelines).

Valuation Allowance for Deferred Tax Assets

        Deferred tax assets and liabilities reflect temporary differences in the recognition of revenue and expenses for tax reporting and financial statement purposes, principally because certain items, such as depreciation and amortization, are recognized in different periods for financial reporting and tax return purposes. We have net deferred tax assets, including net operating loss carryforwards, all of which have a full valuation allowance as of September 30, 2003. A valuation allowance is established against deferred tax assets when, in the judgment of management, it is more likely than not that such deferred tax assets will not be realized. The benefit of our deferred tax assets will only be recognized when it becomes more likely than not that they will be realized. A valuation allowance of $4.5 million at

December 31, 2002, had been established for deferred tax assets, as realization is dependent upon generating future taxable income. Additional information on the valuation allowance can be found in Footnote 9 to the Notes to Consolidated Financial Statements.

New Financial Accounting Standards

        In April 2003, the Financial Accounting Standards Board, or FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which is generally effective for contracts entered into or modified after June 30, 2003. This Statement amends and clarifies financial accounting and reporting for derivative instruments embedded in other contracts, collectively referred to as "derivatives" and hedging activities under SFAS No. 133. Statement No. 149 has not had an impact on our financial results.

        In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, effective for financial instruments entered into or modified after May 31, 2003. This Statement establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within the scope of the Statement (such as obligations that a reporting entity can or must settle by issuing its own equity shares) as a liability rather than equity. Statement No. 150 has not had an impact on our financial results.

        In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. Interpretation No. 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. The liability is recognized for the non-contingent component of the guarantee, which is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee, or if the guarantee was issued with a premium payment, or as part of a transaction with multiple elements. We currently have $2.6 million of standby letters of credit that require accounting and disclosure under this Interpretation. No liability has been recorded as of September 30, 2003 and December 31, 2002, as such amounts were immaterial.

        In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, which explains identification of variable interest entities and the assessment of whether to consolidate those entities. Interpretation No. 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the involved parties. The provisions of Interpretation No. 46 were to be effective for all financial statements issued after January 1, 2003. On October 1, 2003, however, the FASB delayed implementation of Interpretation No. 46, and on October 31, 2003 issued an exposure draft with proposal amendments to the original provisions of Interpretation No. 46. The comment period deadline for the exposure draft is December 1, 2003. We currently hold no significant variable interests in any entities that are not currently consolidated.

Financial Overview

Nine Months Ended September 30, 2003

        At September 30, 2003, total assets were $563.3 million, an increase of 15.8%, or $77.0 million, compared to $486.3 million at December 31, 2002. Total loans receivable, net of fees, increased 16.7%, or $41.7 million, to $290.8 million at September 30, 2003, compared to $249.1 million at December 31, 2002. Total investment securities increased by $79.4 million, or 48.5%, to $243.1 million at September 30, 2003, compared to $163.7 million at December 31, 2002. Total deposits increased 8.4%,

or $35.7 million, to $459.2 million as of September 30, 2003, compared to $423.5 million at December 31, 2002.    Shareholders' equity at September 30, 2003 was $39.1 million, a decrease of 3.9%, compared to $40.7 million at December 31, 2002.

        We recorded net income of $1.6 million, or $0.15 per common share for the nine months ended September 30, 2003, compared to a net loss of $1.1 million, or $0.15 per common share, for the comparable period in 2002, an improvement of $2.7 million. All results are presented after the effect of preferred stock dividends of $371,000 in the first nine months of each of 2003 and 2002.

2002 Compared to 2001

        Our net loss for the year ended December 31, 2002 totaled $1.0 million, or $0.13 per common share, compared with a loss of $13.2 million, or $3.11 per common share, for the same period of 2001. Included in the reported net loss for the year ended December 31, 2002 were two quarters (third and fourth quarters) of net income totaling $390,000, or $0.04 per common share. The 2002 loss included an other than temporary impairment of $1.7 million of an investment in a WorldCom bond that we recorded in the second quarter of 2002. If the impact of the WorldCom impairment were excluded, we would have reported net income of $636,000, or $0.08 per common share, for the year ended December 31, 2002 (see Table 1 for a reconciliation of GAAP to Non-GAAP Financial Measures). All year-end results are presented after the effect of dividends paid to preferred shareholders of $495,000 and $503,000 for the years ended December 31, 2002 and 2001, respectively. The return on average assets for the years ended December 31, 2002 and 2001 were (0.14)% and (5.24)%, respectively. The return on average equity for the years ended December 31, 2002 and 2001 were (1.61)% and (39.14)%, respectively.

        Total assets increased $206.7 million, or 74.0%, to $486.3 million at December 31, 2002, compared to $279.6 million at December 31, 2001. Asset growth was funded primarily by deposit growth of $177.5 million, or 72.1%, to $423.5 million at December 31, 2002. The strong growth experienced during 2002 is attributed to aggressive promotion of our products through advertising and direct mail in addition to opening our eighth branch in Arlington, Virginia during the fourth quarter of 2002.

        Total shareholders' equity increased $20.1 million, or 97.4%, to $40.7 million at December 31, 2002 compared to $20.6 million at December 31, 2001. This increase was primarily a result of the $18.5 million of additional capital that we raised in our two common stock offerings during the second quarter of 2002. Book value per common share increased to $3.37 at December 31, 2002 compared to $3.21 at December 31, 2001. The ratio of risk based capital to risk based assets increased to 13.35% at December 31, 2002 compared to 10.42% at December 31, 2001 giving us a well-capitalized position for regulatory purposes going into 2003. Total shareholders' equity to total assets at December 31, 2002 and 2001 were 8.4% and 7.4%, respectively.

2001 Compared to 2000

        In the fourth quarter of 2001, our net loss was $10.6 million, which included a goodwill impairment of $8.3 million that effectively eliminated the goodwill associated with our merger with Heritage Bancorp, Inc. An evaluation of 2001 losses produced by Cardinal Bank—Potomac and expectations of future additional losses indicated a potential impairment in our investment in Heritage. In addition, loan and deposit growths had been substantially less than what had been anticipated in our original pre-merger projections, which triggered a formal impairment evaluation. The amount of the impairment was determined through an independent appraisal of the remaining assets and liabilities of Heritage Bancorp, Inc. performed during the fourth quarter of 2001. Our 2001 results were also impacted by the refinement of our loan loss reserve methodology, which resulted in an additional provision to our loan loss reserve of $774,000. Additional costs relating to our restructuring totaled $829,000 during the last quarter of 2001.

        Our net loss for the year ended December 31, 2001 totaled $13.2 million, or $(3.11) per common share, compared with a loss of $4.1 million, or $(0.98) per common share, for the same period of 2000. The 2001 loss included the goodwill impairment of $8.3 million described previously. The return on average assets was (5.24)% in 2001 as compared to (2.72)% in 2000. The return on average equity was (39.14)% in 2001 as compared to (12.72)% in 2000. Earnings per common share reflect the payment of Series A Preferred Stock dividends of $503,000 and $171,000 for the years ended December 31, 2001 and 2000, respectively. Excluding the preferred dividends and the impairment of goodwill, the loss for the year ended December 31, 2001 was $4.5 million as compared to $4.1 million for the same period of 2000. Table 1 shows a reconciliation of GAAP to Non-GAAP financial measures.

        Total assets increased $72.5 million, or 35.0%, to $279.6 million at December 31, 2001 compared to $207.0 million at December 31, 2000. Asset growth was funded primarily by deposit growth of $82.7 million, or 50.6%, to $246.0 million at December 31, 2001. Total shareholders' equity decreased $13.5 million, or 39.5%, to $20.6 million at December 31, 2001 compared to $34.1 million at December 31, 2000. Book value per common share decreased to $3.21 at December 31, 2001 compared to $6.36 at December 31, 2000. The ratio of risk-based capital to risk-based assets decreased to 10.42% at December 31, 2001 compared to 19.94% at December 31, 2000. Total shareholders' equity to total assets at December 31, 2001 and 2000 were 7.4% and 16.5%, respectively.

        Operating results in 2001 reflected significant increases in all income and expense categories due to our growth. Our purchase of Heritage Bancorp, Inc. and its sole operating subsidiary, The Heritage Bank, on September 1, 2000, contributed a full year of operating income and expenses in 2001 as compared to four months in 2000.

Reconciliation of GAAP to Non-GAAP Financial Measures

For the Nine Months ended September 30, 2003 and 2002 and
the Years ended December 31, 2002, 2001 and 2000

(Dollars in thousands, except per share data)

	Nine Months Ended September 30,		Years Ended December 31,
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)
Reported net income (loss) to common shareholders	$1,557	$(1,109)	$(1,024)	$(13,227)	$(4,142)
Less impairments and restructuring costs
Other than temporary impairment of WorldCom bond	—	1,660	1,660	—	—
Impairment of Heritage Bancorp goodwill	—	—	—	8,264	—
Restructuring costs	—	—	—	884	—

Net income (loss) without impairments and restructuring costs	$1,557	$551	$636	$(4,079)	$(4,142)

Reported net loss per common share	$0.15	$(0.15)	$(0.13)	$(3.11)	$(0.98)
Less impairments and restructuring costs
Other than temporary impairment of WorldCom bond	—	0.23	0.21	—	—
Impairment of Heritage Bancorp goodwill	—	—	—	1.94	—
Restructuring costs	—	—	—	0.21	—

Earnings (loss) per common share without impairments and restructuring costs	$0.15	$0.08	$0.08	$(0.96)	$(0.98)

Statements of Operations

Net Interest Income/Margin

        Net interest income is our primary source of revenue, representing the difference between interest and fees earned on interest-bearing assets and the interest paid on deposits and other interest-bearing liabilities. The level of net interest income is affected primarily by variations in the volume and mix of these assets and liabilities, as well as changes in interest rates when compared to previous periods. During 2002 and continuing in 2003, we continued to experience a weakened economy that had entered into a recessionary phase early in 2001. During 2001, the Federal Reserve lowered rates eleven times in order to turn the economy around. During the fourth quarter of 2002, in response to this weakening economy and the lack of any inflationary pressures, the Federal Reserve lowered rates an additional 50 basis points. During the third quarter of 2003, the Federal Reserve again decreased interest rates another 25 basis points. At 4.00%, the prime lending rate is at its lowest levels in over forty years.

        Net interest income for the nine months ended September 30, 2003 was $10.7 million, compared to $7.9 million for the nine months ended September 30, 2002, an increase of $2.9 million, or 36.4%. The increase in net interest income is a result of increases in average volume of investment securities and loans receivable, net of the impact of decreased yields during 2003, compared with the same period of 2002. These net increases were funded through the increases in total deposits and other borrowed funds.

        The increase in net interest income was tempered by a reduction in our net interest margin, due primarily to yields on earnings assets continuing to decline at a faster pace than the decline in yields on interest bearing liabilities. Our net interest margin for the nine months ended September 30, 2003 and 2002 was 2.96% and 3.05%, respectively. Total average earning assets increased by 40.8% to $484.5 million for the nine months ended September 30, 2003, compared to $344.0 million for the nine months ended September 30, 2002. This increase consisted mainly of a $59.1 million, or 29.3%, increase in average loans receivable, and a $117.8 million, or 128.2%, increase in average investment securities.

        Net interest income was $10.7 million for the year ended December 31, 2002, up $1.6 million, or 17.4% from 2001. The increase was primarily due to the increase in loans and investment securities available-for-sale during 2002, funded through the increase in total deposits and shareholders' equity. The increase in net interest income was tempered by a reduction in our net interest margin, due primarily to yields on earnings assets continuing to decline at a faster pace than the decline in yields on interest bearing liabilities.

        The net interest margin was 2.92% for the year ended December 31, 2002 compared to 4.17% in 2001. The decrease in the net interest margin is representative of the change in the mix of earning assets towards lower yielding investments and to the lower rate environment experienced during 2002. The average yield rate on interest earning assets decreased to 5.54% in 2002 from 7.61% in 2001 and our average cost of interest-bearing liabilities decreased to 3.27% in 2002 from 4.71% in 2001.

        Total earning assets increased by 70.5% to $450.3 million at December 31, 2002, compared to $264.1 million at December 31, 2001. This increase consisted mainly of a $47.9 million, or 24.2%, increase in net loans receivable and a $129.5 million, or 379.3%, increase in investment securities available-for-sale. These increases were primarily funded by deposit growth of $177.5 million, or 72.1%, over December 31, 2001 balances.

        Average total loans increased $25.6 million to $206.7 million during 2002 from $181.0 million in 2001. Average balances of nonperforming assets, which consist of nonaccrual loans, are included in the net interest margin calculation and did not have a material impact on our net interest margin in 2002 and 2001. Additional interest income of approximately $37,000 for 2002 and $17,000 for 2001 would have been realized had all nonperforming assets performed as originally expected. Nonperforming assets exclude loans that are both past due 90 days or more and still accruing interest due to an assessment of collectibility.

        Average total deposits increased $150.7 million to $348.1 million in 2002 from $197.4 million in 2001. The largest increase in average deposit balances was experienced in interest checking, an increase of $96.7 million compared to 2001, as a result of our President's Club relationship account promotion.

        The net interest margin was 4.17% for the year ended December 31, 2001, compared to 4.82% for 2000. The Federal Open Market Committee decreased interest rates by 475 basis points during 2001, contributing to a decline in the net interest margin as earning assets have repriced sooner than interest-bearing liabilities. The yield on interest earning assets decreased to 7.61% in 2001 from 8.39% in 2000 and our cost of interest bearing liabilities decreased to 4.71% in 2001 from 5.54% in 2000. Average total loans increased $77.1 million to $181.0 million in 2001 from $104.0 million in 2000, due to strong loan demand primarily in commercial loans and commercial real estate loans. Average balances for nonperforming assets are included in the net interest margin calculation and did not have a material impact on our net interest margin in 2001 and 2000. Additional interest income of approximately $17,000 for 2001 and $34,000 for 2000 would have been realized had all nonperforming assets performed as originally expected. Nonperforming assets exclude loans that are both past due 90 days or more and not deemed nonaccrual, due to an assessment of collectibility. Nonperforming assets consist of nonaccrual loans. Average total deposits increased $91.5 million to $197.4 million in 2001 from $105.9 million in 2000. Although deposits in all categories grew, the largest increase was in average certificates of deposit.

        The following tables contain more detailed information concerning average balances, yields earned, and rates paid.

Average Balance Sheets and Interest Rates on Earning Assets and Interest-Bearing Liabilities

For the Nine Months Ended September 30, 2003 and 2002 and
for the Years Ended December 31, 2002, 2001 and 2000

(Dollars in Thousands)

	September 30,
	Average Balance	2003 Interest Income/ Expense	Rate	Average Balance	2002 Interest Income/ Expense	Rate
Assets
Interest-earning assets:
Loans(1):
Commercial	$49,883	$2,356	6.30%	$52,156	$2,788	7.13%
Real estate—commercial	117,416	6,197	7.04	89,634	5,408	8.04
Real estate—construction	15,899	662	5.55	6,185	282	6.07
Real estate—residential	36,663	1,783	6.49	17,448	1,033	7.90
Home equity lines	31,729	793	3.34	23,270	741	4.26
Consumer	9,063	507	7.48	12,864	715	7.43

Total loans	260,653	12,298	6.29	201,557	10,967	7.26

Investment securities available-for-sale	168,735	4,047	3.20	91,846	3,284	4.77
Investment securities held-to-maturity	40,892	1,207	3.94	—	—	0.00
Other investments	2,648	90	4.53	1,197	53	5.90
Federal funds sold	11,601	98	1.12	49,428	613	1.66

Total interest-earning assets and interest income	484,529	17,740	4.88	344,028	14,917	5.78

Non-interest earning assets:
Cash and due from banks	10,376			16,955
Premises and equipment, net	5,091			4,843
Goodwill and other intangibles	646			652
Accrued interest and other assets	3,699			2,003
Allowance for loan losses	(3,511)			(3,051)

Total assets	$500,830			$365,430

Liabilities and Shareholders' Equity
Interest-bearing liabilities:
Interest-bearing deposits:
Interest checking	$146,335	$1,841	1.68%	$104,351	$2,252	2.89%
Money markets	26,588	168	0.84	28,229	424	2.01
Statement savings	5,210	27	0.69	4,275	40	1.24
Certificates of deposit	175,732	4,492	3.42	131,106	4,118	4.20

Total interest-bearing deposits	353,865	6,528	2.47	267,961	6,834	3.41

Other borrowed funds	35,980	470	1.74	6,802	208	4.09

Total interest-bearing liabilities and interest expense	389,845	6,998	2.40	274,763	7,042	3.43

Noninterest-bearing liabilities:
Demand deposits	69,087			57,915
Other liabilities	1,833			2,505
Preferred shareholders' equity	6,824			6,825
Common shareholders' equity	33,241			23,422

Total liabilities and shareholders' equity	$500,830			$365,430

Net interest income and net interest margin(2)		$10,742	2.96%		$7,875	3.05%

(1)
Non-accrual loans are included in average balances and do not have a material effect on the average yield. Interest income on non-accruing loans was not material for the periods presented.

(2)
We do not have investments that have tax benefit attributes, therefore, there are no tax equivalent adjustments to our net interest income.

Average Balance Sheets and Interest Rates on Earning Assets and Interest-Bearing Liabilities

For the Nine Months Ended September 30, 2003 and 2002 and
for the Years Ended December 31, 2002, 2001 and 2000

(Dollars in thousands)

	December 31,
	2002			2001			2000
	Average Balance	Interest Income/ Expense	Rate	Average Balance	Interest Income/ Expense	Rate	Average Balance	Interest Income/ Expense	Rate
Assets
Interest-earning assets:
Loans(1):
Commercial	$52,960	$3,696	6.98%	$52,063	$4,407	8.46%	$35,605	$3,149	8.84%
Real estate—commercial	91,289	7,276	7.97	72,500	6,288	8.67	33,546	2,899	8.64
Real estate—construction	6,156	375	6.09	5,634	487	8.64	2,425	287	11.84
Real estate—residential	20,139	1,534	7.62	17,972	1,501	8.35	15,568	1,447	9.29
Home equity lines	23,711	993	4.19	18,023	1,146	6.36	7,307	698	9.55
Consumer	12,399	924	7.45	14,827	1,144	7.72	9,518	778	8.17

Total loans	206,654	14,798	7.16	181,019	14,973	8.27	103,969	9,258	8.90

Investment securities available-for-sale	101,589	4,501	4.43	7,022	437	6.22	6,068	371	6.11
Investment securities held-to-maturity	—	—	0.00	—	—	0.00	—	—	0.00
Other investments	1,253	72	5.75	1,373	82	5.97	1,036	70	6.76
Federal funds sold	55,773	871	1.56	28,467	1,085	3.81	21,790	1,451	6.66

Total interest-earning assets and interest income	365,269	20,242	5.54	217,881	16,577	7.61	132,863	11,150	8.39

Non-interest earning assets:
Cash and due from banks	18,595			10,467			5,890
Premises and equipment, net	4,820			5,579			4,698
Goodwill and other intangibles	651			9,228			3,262
Accrued interest and other assets	2,551			1,695			564
Allowance for loan losses	(3,060)			(2,118)			(1,184)

Total assets	$388,826			$242,732			$146,093

Liabilities and Shareholders' Equity
Interest-bearing liabilities:
Interest-bearing deposits:
Interest checking	$114,350	$3,073	2.69%	$17,675	$370	2.09%	$5,375	$130	2.42%
Money markets	28,667	525	1.83	25,346	767	3.03	15,256	624	4.09
Statement savings	4,305	52	1.21	4,371	102	2.33	2,441	61	2.50
Certificates of deposit	140,033	5,714	4.08	101,932	5,788	5.68	55,656	3,478	6.25

Total interest-bearing deposits	287,355	9,364	3.26	149,324	7,027	4.71	78,728	4,293	5.45

Other borrowed funds	5,564	222	3.99	10,002	473	4.73	6,904	447	6.47

Total interest-bearing liabilities and interest expense	292,919	9,586	3.27	159,326	7,500	4.71	85,632	4,740	5.54

Noninterest-bearing liabilities:
Demand deposits	60,786			48,110			27,203
Other liabilities	2,282			2,790			2,043
Preferred shareholders' equity	6,825			7,056			2,371
Common shareholders' equity	26,014			25,450			28,844

Total liabilities and shareholders' equity	$388,826			$242,732			$146,093

Net interest income and net interest margin(2)		$10,656	2.92%		$9,077	4.17%		$6,410	4.82%

(1)
Non-accrual loans are included in average balances and do not have a material effect on the average yield. Interest income on non-accruing loans was not material for the periods presented.

(2)
We do not have investments that have tax benefit attributes, therefore, there are no tax equivalent adjustments to our net interest income.

Rate and Volume Analysis

(Dollars in thousands)

	Nine Months Ended September 30, 2003 Compared to 2002			Years Ended December 31, 2002 Compared to 2001			Years Ended December 31, 2001 Compared to 2000
	Change Due to			Change Due to			Change Due to
	Average Volume	Average Rate	Increase (Decrease)	Average Volume	Average Rate	Increase (Decrease)	Average Volume	Average Rate	Increase (Decrease)
Interest income:
Loans(1):
Commercial	$(122)	$(310)	$(432)	$76	$(787)	$(711)	$1,456	$(198)	$1,258
Real estate—commercial	1,676	(887)	789	1,630	(642)	988	3,366	23	3,389
Real estate—construction	442	(62)	380	45	(157)	(112)	380	(180)	200
Real estate—residential	1,138	(388)	750	181	(148)	33	223	(169)	54
Home equity lines	269	(217)	52	362	(515)	(153)	1,024	(576)	448
Consumer	(211)	3	(208)	(187)	(33)	(220)	434	(68)	366

Total loans	3,192	(1,861)	1,331	2,107	(2,282)	(175)	6,883	(1,168)	5,715

Investment securities available-for-sale	2,749	(1,986)	763	5,885	(1,821)	4,064	58	8	66
Investment securities held-to-maturity	1,207	—	1,207	—	—	—	—	—	—
Other investments	64	(27)	37	(7)	(3)	(10)	23	(11)	12
Federal funds sold	(469)	(46)	(515)	1,041	(1,255)	(214)	445	(811)	(366)

Total interest income	6,743	(3,920)	2,823	9,026	(5,361)	3,665	7,409	(1,982)	5,427

Interest expense:
Interest—bearing deposits:
Interest checking	906	(1,317)	(411)	2,024	679	2,703	297	(57)	240
Money markets	(25)	(231)	(256)	100	(342)	(242)	413	(270)	143
Statement savings	9	(22)	(13)	(2)	(48)	(50)	48	(7)	41
Certificates of deposit	1,402	(1,028)	374	2,163	(2,237)	(74)	2,893	(583)	2,310

Total interest-bearing deposits	2,292	(2,598)	(306)	4,285	(1,948)	2,337	3,651	(917)	2,734

Other borrowed funds	892	(630)	262	(210)	(41)	(251)	201	(175)	26
Total interest expense	3,184	(3,228)	(44)	4,075	(1,989)	2,086	3,852	(1,092)	2,760

Net interest income(2)	$3,559	$(692)	$2,867	$4,951	$(3,372)	$1,579	$3,557	$(890)	$2,667

(1)
Non-accrual loans are included in average balances and do not have a material effect on the average yield. Interest income on non-accruing loans was not material for the periods presented.

(2)
We do not have investments that have tax benefit attributes, therefore, there are no tax equivalent adjustments to our net interest income.

Interest Rate Sensitivity

        Asset/liability management involves monitoring our sensitivity to interest rate movements. In order to measure the effects of changes in interest rates on our net interest income, we take into consideration the expected cash flows from the loan and investment securities portfolios and the expected magnitude of the repricing of specific asset and liability categories. Management evaluates interest rate risk and then formulates guidelines to manage this risk based upon its outlook regarding the economy, forecasted interest rate movements and other business factors. Management's goal is to maximize and stabilize the net interest margin by limiting exposure to interest rate changes.

        Our Asset/Liability Committee is responsible for reviewing our liquidity requirements and maximizing our net interest income, consistent with capital requirements, liquidity, interest rate and economic outlooks, competitive factors and customer needs. One of the tools we use to determine our interest rate risk is gap analysis. Gap analysis attempts to examine the volume of interest rate sensitive assets less interest rate sensitive liabilities in various time intervals. The difference is the interest sensitivity gap, which indicates how future changes in interest rates may affect net interest income. Interest sensitivity gap analysis presents a position that existed at one particular point in time and assumes that assets and liabilities with similar characteristics will re-price at the same time and to the same degree. Under our asset/liability policies, regardless of whether interest rates are expected to increase or decrease, our objective is to maintain a gap position that will minimize any changes in net interest income. A negative gap, or liability sensitive position, exists when we have more interest sensitive liabilities maturing within a certain gap interval than interest sensitive assets. Under this scenario, if interest rates were to increase, it would tend to reduce interest income.

        At September 30, 2003, we were liability sensitive in the 91-180 day, 181-365 day and 1-3 year gap intervals by (8.4)%, (8.0)% and (7.8)%, respectively. This is within our asset/liability management policy, which indicates that we maintain an interest rate sensitivity position +/-15% to total assets. We can reprice our interest checking, savings, and money market accounts at any time. Based on the degree and frequency of movement being limited in practice, we have classified 20% of these deposits in our immediate gap interval, 10% of these deposits through the 1-3 year gap interval, leaving the remaining portion or 40% of these deposits in the over 3 year gap interval. We continue to analyze the activity in our deposit portfolio and make changes in our gap assumptions as the activity dictates.

        We also use a simulation process to measure interest rate risk and the impact of rate fluctuations on net interest income. These simulations incorporate assumptions regarding balance sheet growth and mix, and the re-pricing and maturity characteristics of existing and projected balance sheets. One of the ways we manage our interest rate risk is through an analysis of the relationship between interest-earning assets and interest-bearing liabilities to measure the impact that future changes in interest rates will have on net interest income. Using this analysis, changes in interest rates and volumes are used to test the sensitivity of our net interest income. Simulation analysis uses a more dynamic version of the information shown in the table below, which reflects re-pricing or expected maturities of various assets and liabilities at September 30, 2003. While we show liability sensitivity in the short term indicating that an increase in interest rates may negatively affect short-term net interest income, we would likely take actions to minimize our exposure to negative results and within a short period of time make adjustments so that net interest income would not be materially impacted.

        During 2002 and continuing into 2003, our focus has been to increase our deposit market share through promotion of our President's Club and Totally Free Checking products. The success of these promotions allowed us to grow our asset base 15.8% from December 31, 2002 to September 30, 2003 and 74.0% from December 31, 2001 to December 31, 2002. Our President's Club relationship product allows customers with aggregate balances of over $10,000 to earn an above market rate on their average balances, 1.51% as of September 30, 2003. Because of the success of this promotion, our net interest margin has declined during the year and averaged 2.96% for the nine months ended

September 30, 2003. Our current focus is to improve our net interest margin by staying fully invested, minimizing lower yielding short-term investments and using our substantial mortgage-backed investment securities portfolio for backup liquidity needs.

        We expect our net interest income will be greater over the longer term at higher prevailing interest rate levels, although we may be negatively affected by rising rates in the shorter term. This is due to the large proportion of low-cost core deposits such as demand, interest checking, savings, and money market accounts comprising our funding sources, which tend to be less sensitive to rising rates and can be invested in relatively higher yielding contradictory loans and investment securities.

Interest Rate Sensitivity Gap Analysis

As of September 30, 2003

(Dollars in thousands)

	Immediate Repricing	2-90 Days	91-180 Days	181-365 Days	1-3 Years	Over 3 Years	TOTAL
Assets
Investment securities available-for-sale and other investments	$28,553	$7,000	$1,877	$—	$3,573	$59,919	$100,922
Investment securities held-to-maturity	76,379	10,832	1,002	2,900	8,068	46,711	145,892
Federal funds sold	10,748	—	—	—	—	—	10,748
Loans Receivable, net of fees
Commercial & industrial	28,832	6,275	4,239	13,590	39,579	81,962	174,477
Residential	1,111	624	404	8,035	7,459	23,942	41,575
Home equity lines	4,288	28,621	3,613	418	21	—	36,961
Construction	21,563	—	1,900	1,694	5,162	—	30,319
All other	2,341	232	121	365	533	4,672	8,264

Total loans receivable, net of fees	58,135	35,752	10,277	24,102	52,754	110,576	291,596

Total earning assets	173,815	53,584	13,156	27,002	64,395	217,206	$549,158

Cumulative rate sensitive assets	$173,815	$227,399	$240,555	$267,557	$331,952	$549,158

Liabilities
Deposits
Noninterest-bearing demand	$—	$—	$—	$—	$—	$84,833	$84,833
Interest-bearing transaction accounts	36,489	18,245	18,245	18,245	18,245	72,976	182,445
Certificates of deposit—fixed	117	7,485	7,648	25,641	55,024	11,844	107,759
Certificates of deposit—no penalty	—	19,224	22,708	21,178	21,064	—	84,174

Total deposits	36,606	44,954	48,601	65,064	94,333	169,653	459,211

Other borrowed funds	12,170	6,625	11,625	7,250	13,875	11,208	62,753

Total deposits & other borrowed funds	48,776	51,579	60,226	72,314	108,208	180,861	$521,964

Cumulative rate sensitive liabilities	$48,776	$100,355	$160,581	$232,895	$341,103	$521,964

Gap	$125,039	$2,005	$(47,070)	$(45,312)	$(43,813)	$36,345
Cumulative gap	125,039	127,044	79,974	34,662	(9,151)	27,194
Gap/ total assets	22.20%	0.36%	(8.36)%	(8.04)%	(7.78)%	6.45%
Cumulative gap/ total assets	22.20%	22.55%	14.20%	6.15%	(1.62)%	4.83%
Rate sensitive assets/ rate sensitive liabilities	3.56	1.04	0.22	0.37	0.60	1.20
Cumulative rate sensitive assets/cumulative rate sensitive liabilities	3.56	2.27	1.50	1.15	0.97	1.05

Provision Expense and Allowance for Loan Losses

        Our policy is to maintain the allowance for loan losses at a level that represents our best estimate of known and inherent losses in the loan portfolio. Both the amount of the provision and the level of the allowance for loan losses are impacted by many factors, including general economic conditions, actual and expected credit losses, historical trends and specific conditions of the individual borrower.

        Provision for loan losses was $602,000 and $134,000 for the nine months ended September 30, 2003 and 2002, respectively. The allowance for loan losses at September 30, 2003 was $3.9 million compared to $3.4 million at December 31, 2002. Our allowance for loan loss ratio at September 30, 2003 was 1.36% compared to 1.35% at December 31, 2002. The increase in the allowance for loan losses is primarily reflective of growth in our loan portfolio. We continued to experience strong loan quality with annualized net charged-off loans equal to 0.02% to average total loans for the nine months ended September 30, 2003, and non-performing loans equal to 0.18% of total loans as of September 30, 2003.

        Provision for loan losses was $444,000 for the year ended December 31, 2002, compared to $1.2 million for the year ended December 31, 2001. The growth in loans during 2002 was comprised primarily of increases in our residential and home equity loan portfolios, which require lower reserve amounts than the remainder of the loan portfolio.

        The allowance for loan losses increased to $3.4 million at December 31, 2002 from $3.1 million at December 31, 2001. The ratio of the allowance for loan losses to total loans, net of fees, at December 31, 2002 was 1.35% compared to 1.54% at December 31, 2001. We experienced loan charge-offs of $117,000 for the year ended December 31, 2002 offset by recoveries of $15,000. We had no charge-offs prior to 2002.

        The loan loss provision was $1.2 million in 2001, compared to $753,000 in 2000 due partially to the increase in loan balances, both originated and acquired during 2001. In addition to the increased loan balances, we refined our loan loss reserve methodology during the fourth quarter of 2001, which, together with the growth in loan balances experienced during the fourth quarter, resulted in an additional provision of $774,000. A specific reserve of $157,000 was recorded within the allowance for loan losses to reflect the non-performing status of one credit in our loan portfolio.

        The allowance for loan losses increased to $3.1 million at December 31, 2001 from $1.9 million at December 31, 2000. The ratio of the allowance for loan losses to total loans, net of fees at December 31, 2001 was 1.54% compared to 1.23% at December 31, 2000. Of the $1.2 million loan loss provision made in 2001, $644,000 was due to increases in loan balances, $157,000 was due to an increase in reserves specifically allocated to one non-performing credit, and $399,000 was due to refinements in our loan loss reserve methodology.

        From our inception through December 31, 2001, we had not experienced any loan losses, due primarily to the lack of maturity of our loan portfolio. Under normal circumstances, we would base the level of our loan loss reserves on actual loss experience. In the absence of a history of actual loss experience, we had used peer group loss factors, adjusted for certain qualitative factors, including levels of and trends in delinquencies and nonaccrual loans, national and local economic trends and conditions, and concentrations of loans exhibiting similar risk profiles.

        During the fourth quarter of 2001, we refined our loan loss analysis in three ways:

  •
  We updated our comparative peer group to commercial banks located in Virginia, the District of Columbia and Maryland with total assets of $250 million to $500 million to better reflect the anticipated consolidation of all banking subsidiaries into one. Prior to the fourth quarter of 2001, peer group averages had been based on the Uniform Bank Performance Report for all commercial banks with assets of less than $100 million and was consistent with our prior structure of four separately chartered banks. (We updated this peer group during the second quarter of 2003 to banks with total assets of $500 million to $1 billion).

  •
  We adjusted peer group loss averages by a "duration" factor beginning in the fourth quarter of 2001, which had previously not been included in our analysis.

  •
  We elevated the importance of qualitative factors in our analysis, due primarily to declining economic conditions and an increase in our concentration in commercial real estate loans from 37% of the total loan portfolio as of December 31, 2000 to 43% as of December 31, 2001. Under the revised analysis, qualitative adjustments to loss factors ranged from 40 basis points on residential mortgages to 95 basis points on commercial real estate loans. Under the methodology used prior to the fourth quarter of 2001, qualitative adjustments had resulted in adjusting factors ranging from zero to 50 basis points.

        See "—Critical Accounting Policies" above for more information on our allowance for loan losses methodology.

        The following tables contain additional information pertaining to the calculation and allocation of the allowance for loan losses by loan type and the percentage of the loan type to the total loan portfolio.

Allowance for Loan Losses

For the Nine Months Ended September 30, 2003 and 2002 and
for the Years Ended December 31, 2002, 2001, 2000, 1999 and 1998

(Dollars in thousands)

	September 30,		December 31,
	2003	2002	2002	2001	2000	1999	1998
Beginning balance, January 1	$3,372	$3,104	$3,104	$1,900	$726	$212	$—
Provision for loan losses	602	134	444	1,202	753	514	212
Transfer to bank's liability on unfunded commitments	—	(74)	(74)	—	—	—	—
Assumed allowance for loan losses from acquisition of Heritage Bancorp, Inc.	—	—	—	—	421	—	—
Loans charged off:
Commercial	(74)	(63)	(63)	—	—	—	—
Real estate—commercial	—	—	—	—	—	—	—
Real estate—construction	—	—	—	—	—	—	—
Real estate—residential	—	—	—	—	—	—	—
Home equity lines	—	—	—	—	—	—	—
Consumer	(6)	(41)	(54)	—	—	—	—

Total loans charged off	(80)	(104)	(117)	—	—	—	—

Recoveries:
Commercial	42	2	12	2	—	—	—
Real estate—commercial	—	—	—	—	—	—	—
Real estate—construction	—	—	—	—	—	—	—
Real estate—residential	—	—	—	—	—	—	—
Home equity lines	—	—	—	—	—	—	—
Consumer	7	11	3	—	—	—	—

Total recoveries	49	13	15	2	—	—	—

Net (charge-offs) recoveries	(31)	(91)	(102)	2	—	—	—

Ending balance	$3,943	$3,073	$3,372	$3,104	$1,900	$726	$212

	September 30,		December 31,
	2003	2002	2002	2001	2000	1999	1998
Loans:
Balance at period end	$290,811	$216,337	$249,106	$200,911	$154,271	$68,167	$16,327
Allowance for loan losses to period end loans receivable	1.36%	1.42%	1.35%	1.54%	1.23%	1.07%	1.30%
Net charge-offs to average loans receivable	0.02	0.06	0.05	0.00	0.00	0.00	0.00

Allocation of the Allowance for Loan Losses

As of September 30, 2003 and December 31, 2002, 2001, 2000, 1999 and 1998

(Dollars in thousands)

			December 31,
	September 30, 2003
			2002		2001		2000		1999		1998
	Allocation	% of Total*	Allocation	% of Total*	Allocation	% of Total*	Allocation	% of Total*	Allocation	% of Total	Allocation	% of Total
Commercial	$975	14.88%	$1,301	23.40%	$1,149	28.71%	$612	32.22%	$241	33.10%	$59	31.44%
Real estate—commercial	1,833	45.14	1,386	46.63	1,270	43.37	678	37.05	211	29.03	40	21.46
Real estate—construction	180	10.42	19	2.32	34	3.18	50	2.65	9	1.28	9	4.65
Real estate—residential	371	14.29	241	12.77	98	7.20	181	11.51	126	17.39	64	33.83
Home equity lines	371	12.44	201	10.77	176	10.60	126	9.65	40	5.54	12	6.36
Consumer	213	2.83	224	4.11	377	6.94	253	6.92	99	13.66	28	2.26

Total allowance for loan losses	$3,943	100.00%	$3,372	100.00%	$3,104	100.00%	$1,900	100.00%	$726	100.00%	$212	100.00%

*
Percentage of loan type to the total loan portfolio.

Non-Interest Income

        Non-interest income continues to be an important factor in our operating results. Non-interest income for the nine months ended September 30, 2003 and 2002 was $3.0 million and $1.9 million, respectively. The increase in non-interest income for the nine months ended September 30, 2003, compared to the same nine month period of 2002, is primarily the result of increased securities gains related to sales of certain securities from the investment securities available-for-sale portfolio. These gains were recorded on sales of mortgage-backed securities with rapid pre-payment qualities, which were a result of the lower rate environment experienced during the past year. In addition, net gains on the sales of loans at September 30, 2003, was $259,000 compared to $50,000 for the same nine month period of 2002, representing an increase of $209,000. These gains were the result of sales of mortgage loans through a loan sales program that began in March 2003. Offsetting the increases in securities gains and loan sales gain was a decrease of $281,000 in investment fee income during the first nine months of 2003, compared to the same period in 2002.

        Due to our increased number of deposit accounts, service charges on deposit accounts increased $104,000 to $467,000 for the nine months ended September 30, 2003 compared to $363,000 for the nine months ended September 30, 2002.

        Non-interest income was $2.9 million for the year ended December 31, 2002 compared to $3.2 million for the same period of 2001. Investment fee income decreased by $1.0 million to $940,000 for the year ended December 31, 2002, compared to $1.9 million in 2001. Due to our increased number of deposit accounts, service charges on deposit accounts increased $113,000 to $511,000 during 2002 as compared to $398,000 in 2001. We had net securities gains of $524,000 for the year ended December 31, 2002 compared to none during 2001.

        Non-interest income was $3.2 million for the year ended December 31, 2001, an increase of $1.1 million over the same period of 2000. The largest portion of this increase was investment fee income, which increased to $1.9 million in 2001 from $1.5 million in 2000. Due to increased deposit accounts, service charges on deposit accounts increased $244,000 to $398,000 during 2001 as compared to $154,000 in 2000. Loan service charges increased to $433,000, or 88.3%, from $230,000 in 2000 due to the increase in the loan portfolio.

        The following table provides additional detail on non-interest income for the nine month ended September 30, 2003 and 2002 and the years ended December 31, 2002, 2001, and 2000.

Non-Interest Income

For the Nine Months Ended September 30, 2003 and 2002 and
for the Years Ended December 31, 2002, 2001 and 2000

(Dollars in thousands)

	Nine Months Ended September 30,		Years Ended December 31,
	2003	2002	2002	2001	2000
Service charges on deposit accounts	$467	$363	$511	$398	$154
Loan service charges	342	286	392	433	230
Investment fee income	473	754	940	1,941	1,516
Net gain (loss) on sales of loans	259	50	74	49	(23)
Net realized gain (loss) on investment securities available-for-sale	1,201	121	524	—	(32)
Net gain on sales of other assets	—	39	39	18	57
ATM transaction fees	77	72	100	92	26
Credit card fees	33	34	46	39	29
Check order fees	50	62	101	62	34
Other income	92	112	137	125	107

Total non-interest income	$2,994	$1,893	$2,864	$3,157	$2,098

Non-Interest Expense

        Non-interest expense was $11.2 million and $10.4 million for the nine months ended September 30, 2003 and 2002, respectively. The increase in non-interest expense for the nine months ended 2003, compared to 2002, is primarily a result of the branch expansion that has occurred over the past twelve months. We opened our eighth branch in Arlington during the fourth quarter of 2002, our ninth branch in Tysons Corner during the third quarter of 2003 and our tenth branch in Leesburg on October 1, 2003. Expenses related to the branch expansion are represented in the increases in our salaries and benefits expense and occupancy expense. Expenses have also increased in professional fees, marketing and advertising, and loan expenses to support our branch openings and strong asset growth over the past year.

        Non-interest expense was $13.6 million and $23.8 million for the years ended December 31, 2002 and 2001, respectively. The decrease in non-interest expense of $10.2 million, or 42.7%, for 2002 compared to 2001 resulted mostly from a one-time charge of $8.3 million during the fourth quarter of 2001 that substantially eliminated the goodwill attributed to the purchase of Heritage Bancorp, Inc. Also, during 2001, we made the decision to consolidate our four banks to one to simplify our structure and reduce costs. Consequently, included in non-interest expense for 2001 is approximately $884,000 in non-recurring costs associated with the restructuring.

        During the second quarter of 2002, we recorded an other than temporary impairment of $1.7 million on an investment in a WorldCom bond. Excluding the effect of the previously mentioned impairment of goodwill associated with the Heritage Bancorp acquisition and the $1.7 million impairment writedown of the WorldCom bond in 2002, total non-interest expense which was reported as $13.6 million for the year ended December 31, 2002, declined $3.5 million in 2002, compared to the non-interest expense reported for the year ended December 31, 2001 of $23.8 million. This substantial decline in non-interest expense was due primarily to decreases in salaries and benefits expense, as well as discontinuation of goodwill amortization in 2002 due to the implementation of SFAS No. 142, "Goodwill and Other Intangible Assets," and reflects tighter expense controls and improved efficiencies after the consolidation from a multi-bank structure to a one-bank organization.

        Non-interest expense was $23.8 million and $11.7 million for the years ended December 31, 2001 and 2000, respectively. The 2001 increase included the goodwill impairment charge of $8.3 million that substantially eliminated the goodwill attributed to the purchase of Heritage Bancorp, Inc. Also, included in the 2001 non-interest expense is approximately $884,000 in costs associated with the restructuring. This restructuring was completed in the first quarter of 2002. In addition, operating results in 2001 and 2000 reflected significant increases in all income and expense categories due to our growth.

        The following table reflects the components of non-interest expense for the nine months ended September 3, 2003 and 2002 and years ended December 31, 2002, 2001 and 2000.

Non-Interest Expense

For the Nine Months Ended September 30, 2003 and 2002 and
for the Years Ended December 31, 2002, 2001 and 2000

(Dollars in thousands)

	Nine Months Ended September 30,		Years Ended December 31,
	2003	2002	2002	2001	2000
Salary and benefits	$4,861	$4,176	$5,715	$7,731	$6,317
Occupancy	1,093	729	972	1,263	1,075
Professional fees	872	727	1,011	705	508
Depreciation	731	555	736	804	601
Amortization and write down of goodwill and other intangibles	—	—	22	8,907	235
Writedown of WorldCom bond	—	1,660	1,660	—	—
Data processing	671	607	759	957	561
Stationary and supplies	275	218	317	306	345
Brokerage clearing	115	166	206	370	345
Advertising and marketing	680	253	541	368	241
Telecommunications	294	204	276	325	254
Other taxes	359	242	342	269	221
Travel and entertainment	102	94	127	164	139
Bank operations	373	337	411	875	165
Premises and equipment	258	216	271	247	142
Miscellaneous	522	188	239	465	577

Total non-interest expense	$11,206	$10,372	$13,605	$23,756	$11,726

Income Taxes

        We have not recorded income tax expense or benefit due to the existence of net losses in all prior years of operations. We have net deferred tax assets, including net operating loss carryforwards, all of which have a full valuation allowance as of September 30, 2003 and December 31, 2002. A valuation allowance is established against deferred tax assets, when, in the judgment of management, it is more likely than not that such deferred tax assets will not be realized. The benefit of our deferred tax assets will only be recognized when it becomes more likely than not that they will be realized. The ability to utilize net operating loss carryforwards will be dependent on our ability to generate future taxable earnings. For more information, see "Critical Accounting Policies" above in this discussion. In addition, Footnote 9 to the Notes to Consolidated Financial Statements provides additional information with respect to the deferred tax accounts and the net operating loss carryforward.

Statements of Condition

Loans Receivable, net

        We have detailed policies and procedures that cover both commercial and consumer loan origination and management of credit risk. Loans are underwritten in a manner that focuses on the borrower's ability to repay. Our goal is not to avoid risk, but to manage it and to include credit risk as part of the pricing decision for each product.

        Total loans receivable, net of fees, were $286.9 million at September 30, 2003, an increase of $41.1 million, or 16.7%, compared to December 31, 2002. We achieved growth in our commercial real estate, construction, residential real estate and home equity loans. In 2002, we established a separate retail lending group, creating competitive home equity products. In addition, we created a separate commercial real estate lending group that has allowed us to increase our loan production in this portion of our loan portfolio.

        Loans receivable accounted for on a non-accrual basis at September 30, 2003 and December 31, 2002 were $519,000 and $917,000, respectively. Accruing loans which were contractually past due 90 days or more as to principal or interest payments as of September 30, 2003 and December 31, 2002, were $0 and $59,000, respectively. There are no loans as of September 30, 2003 and December 31, 2002 included above which were "troubled debt restructurings" as defined in SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings." Gross interest income that would have been recorded if the nonaccrual loans had been current with their original terms and had been outstanding throughout the period or since origination if held for part of the period for the nine months ended September 30, 2003 and 2002 were $34,000 and $23,000, respectively. The interest income realized prior to the loans being placed on nonaccrual status for the nine months ended September 30, 2003 and 2002 were $0 and $24,000, respectively.

        Total loans receivable, net of fees, increased $48.2 million to $249.1 million at December 31, 2002, as compared to December 31, 2001. The strongest growth was in commercial real estate loans and residential real estate loans.

        Loans receivable accounted for on a non-accrual basis at December 31, 2002 and 2001 were $917,000 and $361,000, respectively. Accruing loans which were contractually past due 90 days or more as to principal or interest payments as of December 31, 2002 and 2001, were $59,000 and $566,000, respectively. There were no loans as of December 31, 2002 and 2001 included above which were "troubled debt restructurings" as defined in SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings." Gross interest income that would have been recorded if the nonaccrual loans had been current with their original terms and had been outstanding throughout the period or since origination if held for part of the period for 2002 was $37,000. The interest income realized prior to the loans being placed on nonaccrual status for 2002 was $28,000.

        Specific reserves of $21,500 were recorded in 2002 for one of the non-accrual loans. Interest income on non-accrual loans, if recognized, is recorded using the cash basis method of accounting. When a loan is placed on non-accrual, unpaid interest is reversed against interest income if it was accrued in the current year and is charged to the allowance for loan losses if it was accrued in prior years. While on non-accrual, the collection of interest is recorded as interest income only after all principal has been collected. When all past contractual obligations are collected and, in our opinion, the borrower has demonstrated the ability to remain current, the loan is returned to an accruing status.

At December 31, 2002 the ratio of non-performing loans to total loans was 0.37% as compared to 0.18% at December 31, 2001.

        Total loans receivable, net of fees, increased $46.6 million to $200.9 million at December 31, 2001, as compared to December 31, 2000. The strongest growth was in commercial loans and commercial real estate loans.

        Loans receivable accounted for on a non-accrual basis at December 31, 2001 and 2000 were $361,000 and $585,000, respectively. Accruing loans which were contractually past due 90 days or more as to principal or interest payments as of December 31, 2001 and 2000, were $566,000 and $2,000, respectively. There are no loans as of December 31, 2001 and 2000 included above which are "troubled debt restructurings." Specific reserves of $157,000 were made in 2001 for one of the non-accrual loans. At December 31, 2001 the ratio of non-performing loans to total loans was 0.18% as compared to 0.38% at December 31, 2000.

        The following tables show our loans receivable portfolio by category as of September 30, 2003 and as of December 31, 2002, 2001, 2000, 1999 and 1998, additional information on nonperforming loans receivable, and information on loan maturities and interest rate sensitivity.

Loans Receivable

As of September 30, 2003 and December 31, 2002, 2001, 2000, 1999 and 1998

(Dollars in thousands)

			December 31,
	September 30, 2003
			2002		2001		2000		1999		1998
Commercial	$43,298	14.88%	$58,292	23.40%	$57,665	28.71%	$49,646	32.22%	$22,558	33.10%	$5,138	31.44%
Real estate—commercial	131,309	45.14	116,135	46.63	87,116	43.37	57,083	37.05	19,780	29.03	3,507	21.46
Real estate—construction	30,315	10.42	5,781	2.32	6,397	3.18	4,088	2.65	870	1.28	760	4.65
Real estate—residential	41,561	14.29	31,808	12.77	14,469	7.20	17,729	11.51	11,851	17.39	5,529	33.83
Home equity lines	36,176	12.44	26,831	10.77	21,299	10.60	14,867	9.65	3,777	5.54	1,040	6.36
Consumer	8,258	2.83	10,235	4.11	13,941	6.94	10,665	6.92	9,311	13.66	369	2.26

Total loans receivable	$290,917	100.00%	$249,082	100.00%	$200,887	100.00%	$154,078	100.00%	$68,147	100.00%	$16,343	100.00%
Add: unearned income, net	(106)		24		24		193		20		(16)
Less: allowance for loan losses	(3,943)		(3,372)		(3,104)		(1,900)		(726)		(212)

Loan receivable, net	$286,868		$245,734		$197,807		$152,371		$67,441		$16,115

Nonperforming Loans Receivable

As of September 30, 2003 and December 31, 2002, 2001, 2000, 1999, and 1998

(Dollars in thousands)

		December 31,
	September 30, 2003
		2002	2001	2000	1999	1998
Nonaccruing loans	$519	$917	$361	$585	$—	$—
Loans contractually past-due 90 days or more	—	59	566	2	—	—
Troubled debt restructurings	—	—	—	—	—	—

Total nonperforming loans receivable	$519	$976	$927	$587	$—	$—

Loan Maturities and Interest Rate Sensitivity

As of December 31, 2002

(Dollars in thousands)

	One Year or Less	Between One and Five Years	After Five Years	Total
Commercial	$58,659	$73,875	$41,893	$174,427
Real estate—residential	2,725	20,623	8,460	31,808
Home equity lines	26,831	—	—	26,831
Real estate—construction	4,334	1,447	—	5,781
Consumer	2,782	3,741	3,712	10,235

Total loans receivable	$95,331	$99,686	$54,065	$249,082

Fixed—rate loans		$9,689	$5,123	$14,812
Floating—rate loans		89,997	48,942	138,939

Total loans receivable		$99,686	$54,065	$153,751

Investment Securities

        Our investment securities portfolio is used as a source of income and liquidity. Investment securities were $243.1 million at September 30, 2003, an increase of $79.4 million or 48.5%, compared to investment securities at December 31, 2002. Increases in the investment securities portfolio were a result of the strong deposit growth and increases in other borrowed funds.

        During the third quarter of 2003, we classified a portion of the available-for-sale investment securities portfolio to held-to-maturity. These securities are mostly pledged as collateral for Federal Home Loan Bank advances and our customer repurchase agreements. Of the $243.1 million investment portfolio, $145.9 million are classified as held-to-maturity and $97.2 million are classified as available-for-sale.

        During the third quarter of 2003, we implemented a $25.0 million leverage strategy that allowed us to take advantage of the availability of low cost funds through advances from the Federal Home Loan Bank of Atlanta and purchase mortgage-backed investment securities. The impact of this strategy was an increase of approximately $100,000 in net interest income on a quarterly basis.

        During the first quarter of 2003, we modified the methodology we use to classify our core deposits from interest checking to money market deposits. This change resulted in a significant decline in the reserve balance we maintain at the Federal Reserve Bank. As a result, we were able to decrease our cash and due from bank balances by $18.1 million, or 66.0% to $9.3 million at September 30, 2003, compared to $27.5 million at December 31, 2002. These funds were invested in the investment securities portfolio, allowing us to earn interest on balances that were formerly non-interest earning assets.

        Investment securities available-for-sale increased to $163.7 million at December 31, 2002, compared to $34.1 million at December 31, 2001. Strong deposit growth and the proceeds of our two common stock offerings during 2002 made more funds available for investments. The portfolio yield decreased from 6.22% as of December 31, 2001 to 4.43% as of December 31, 2002 due to higher yielding investments having matured, been called or sold for a net realized gain and purchases of additional investments during 2002 yielding lower rates. During the second quarter of 2002, we experienced an impairment on an investment in a WorldCom bond that resulted in a charge to non-interest expense of $1.7 million.

        Investment securities increased to $34.1 million at December 31, 2001, compared to $6.9 million at December 31, 2000. The portfolio yield decreased from 6.60% as of December 31, 2000 to 5.36% as of December 31, 2001 due to higher yielding investments maturing or being called.

        The following table reflects the composition of the investment portfolio as of September 30, 2003 and December 31, 2002, 2001 and 2000.

Investment Securities

As of September 30, 2003 and December 31, 2002, 2001 and 2000

(Dollars in thousands)

Available-for-sale as of September 30, 2003	Amortized Cost	Fair Value	Average Yield
U.S. government agencies and enterprises
One to five years	$3,000	$3,012	2.55%
Five to ten years	1,000	957	3.00

Total U.S. government agencies	4,000	3,969	2.66

Mortgage-backed securities
Five to ten years	5,044	5,082	4.34
After ten years	82,014	81,054	3.98

Total mortgage-backed securities	87,058	86,136	4.00

Other bonds
After ten years	5,000	4,995	1.91

Total other bonds	5,000	4,995	1.91

Treasury bonds
One to five years	2,051	2,074	2.64

Total treasury bonds	2,051	2,074	2.64

Total investment securities available-for-sale	$98,109	$97,174	3.82%

Held-to-maturity as of September 30, 2003	Amortized Cost	Fair Value	Average Yield
U.S. government agencies and enterprises
One to five years	$1,000	$1,007	3.85%
Five to ten years	9,001	8,810	3.76
After ten years	2,999	2,944	4.20

Total U.S. government agencies	13,000	12,761	3.87

Mortgage-backed securities
Five to ten years	10,014	9,941	3.73
After ten years	114,878	113,748	4.07

Total mortgage-backed securities	124,892	123,689	4.04

Other bonds
After ten years	8,000	7,850	4.21

Total other bonds	8,000	7,850	4.21

Total investment securities held-to-maturity	145,892	144,300	4.03

Total investment securities	$244,001	$241,474	3.94%

Available-for-sale as of December 31, 2002	Amortized Cost	Fair Value	Average Yield
U.S. government agencies and enterprises
One to five years	$26,739	$26,988	3.47%
Five to ten years	12,048	12,048	3.68

Total U.S. government agencies	38,787	39,036	3.53

Mortgage-backed securities
Within one year	15,478	15,750	3.61
One to five years	70,552	72,342	4.82
Five to ten years	13,695	13,686	4.43
After ten years	15,301	15,301	5.20

Total mortgage-backed securities	115,026	117,079	4.66

Other bonds
After ten years	5,000	5,000	3.39

Total other bonds	5,000	5,000	3.39

Treasury bonds
One to five years	2,507	2,550	2.67

Total treasury bonds	2,507	2,550	2.67

Total investment securities available-for-sale	$161,320	$163,665	4.33%

Available-for-sale as of December 31, 2001	Amortized Cost	Fair Value	Average Yield
U.S. government agencies and enterprises
One to five years	$2,985	$2,950	4.15%
Five to ten years	1,516	1,508	4.67

Total U.S. government agencies	4,501	4,458	4.33

Mortgage-backed securities
Within one year	182	183	2.55
One to five years	11,456	11,383	5.22
Five to ten years	5,927	5,865	5.79
After ten years	4,965	4,926	5.96

Total mortgage-backed securities	22,530	22,357	5.51

Corporate bonds
One to five years	6,154	6,114	5.42
Five to ten years	986	969	6.98

Total corporate bonds	7,140	7,083	5.64

Treasury bonds
Within one year	250	249	1.87

Total treasury bonds	250	249	1.87

Total investment securities available-for-sale	$34,421	$34,147	5.37%

Available-for-sale as of December 31, 2000	Amortized Cost	Fair Value	Average Yield
U.S. government agencies and enterprises
Within one year	$500	$497	5.25%
One to five years	3,949	3,999	6.85
After ten years	1,403	1,374	6.64

Total U.S. government agencies	5,852	5,870	6.66

Mortgage-backed securities
Within one year	30	30	5.50
One to five years	742	734	6.44
Five to ten years	307	301	5.92

Total mortgage-backed securities	1,079	1,065	6.27

Total investment securities available-for-sale	$6,931	$6,935	6.60%

Deposits and Other Borrowed Funds

        Total deposits were $459.2 million at September 30, 2003, an increase of $35.7 million, or 8.4%, compared to December 31, 2002. This growth is attributable to aggressive promotion of our products through advertising and direct mail in addition to three branch openings over the past twelve months.

        Other borrowed funds were $62.8 million at September 30, 2003, an increase of $60.8 million, compared to December 31, 2002. During the second quarter of 2003, we introduced a repurchase agreement program for those commercial customers that leave larger balances in their demand deposit accounts, allowing them to earn 0.75% on balances deposited in this program. Repurchase agreements at September 30, 2003 were $12.2 million. These funds were invested in investment securities, allowing us to increase our net interest income and improve our interest rate sensitivity position.

        The remaining portion of other borrowed funds at September 30, 2003, were advances from the Federal Home Loan Bank of Atlanta. Due to interest rates on these advances being at their lowest levels in several years, we borrowed $50.6 million during the past nine months ended September 30, 2003. These advances bear fixed interest rates ranging from 1.31% to 2.81% and have scheduled maturities from November 18, 2003 through July 14, 2008.

        The following table reflects the short-term borrowings outstanding as of September 30, 2003.

Short-Term Borrowings
As of September 30, 2003
(Dollars in thousands)

Advance Date	Interest Rate	Term of Advance	Amount Date Due	Outstanding
1/22/2003	1.63%	12 months	1/22/2004	$2,000
1/30/2003	1.72	12 months	1/30/2004	2,000
3/7/2003	1.54	12 months	3/8/2004	1,000
3/14/2003	1.65	12 months	3/15/2004	2,000
8/18/2003	1.33	2 months	10/18/2003	2,000
8/18/2003	1.36	3 months	11/18/2003	2,000
8/18/2003	1.37	4 months	12/18/2003	2,000
8/18/2003	1.31	5 months	1/20/2004	2,000
8/18/2003	1.36	6 months	2/18/2004	2,000

	1.47%			$17,000

        Total deposits at December 31, 2002 were $423.5 million compared to $246.0 million at December 31, 2001, an increase of $177.5 million, or 72.1%. Other borrowed funds decreased $7.8 million to $2.0 million at December 31, 2002, compared to $9.8 million at December 31, 2001. During 2002, we paid off $7.8 million in Federal Home Loan Bank advances due to increased liquidity from deposit growth.

        Total deposits were $246.0 million at December 31, 2001, an increase of $82.7 million, or 50.6%, compared to $163.4 million at December 31, 2000. Other borrowed funds were $9.8 million at December 31, 2001 compared to $7.3 million at December 31, 2000.

        The following table reflects the maturities of the certificates of deposit of $100,000 or more as of September 30, 2003.

Certificates of Deposit of $100,000 or More

As of September 30, 2003 and December 31, 2002, 2001 and 2000

(Dollars in thousands)

		December 31,
	September 30, 2003
		2002	2001	2000
Maturities:
Three months or less	$14,288	$10,759	$9,531	$3,116
Over three months through six months	17,806	8,716	8,046	8,721
Over six months through twelve months	18,576	15,323	16,855	17,397
Over twelve months	37,384	45,214	25,349	11,225

	$88,054	$80,012	$59,781	$40,459

Business Segment Operations

        We provide banking and non-banking financial services and products through our subsidiaries. Management operates and reports on the results of our operations through two business segments, banking and investment services.

Commercial Banking

        The banking segment provides a wide range of banking services to small businesses and individuals through multiple delivery channels. Services offered include commercial and consumer lending, deposit products, and banking via the internet or telephone.

        For the nine months ended September 30, 2003, the banking segment recorded net income of $2.8 million, compared to a loss of $312,000 during the same period of 2002, an improvement of $3.1 million. The improvement in earnings is a result of increased net interest income, due to increased volume of earning assets, as well as an increase in non-interest income due to realized gains on investment securities available-for-sale, for this segment. In addition, the writedown of the bond impairment was recognized in this business segment during the second quarter of 2002. As of September 30, 2003, total assets were $560.4 million, loans receivable, net of fees, were $290.8 million and total deposits were $459.2 million. As of September 30, 2002, total assets were $443.5 million, loans receivable, net of fees were $216.4 million and total deposits were $406.7 million.

        For the year ended December 31, 2002, the banking segment recorded a net loss of $16,000, compared to a recorded net loss of $10.2 million for the year ended December 31, 2001. The decrease in the net loss for 2002 is a result of increased earning assets and lower operating expenses. The results for 2001 included both the amortization and impairment recognition in goodwill, while the results for 2002 did not include goodwill. Net interest income, as our primary source of revenue, for the years ended December 31, 2002, 2001, and 2000 were $10.6 million, $9.1 million and $5.9 million, respectively.

        As of December 31, 2002 and 2001, total assets were $483.1 million and $277.9 million, respectively. Loans receivable, net as of December 31, 2002 and 2001 were $245.7 million and $197.8 million, respectively. Total deposits as of December 31, 2002 and 2001 were $423.5 million and $246.0 million, respectively.

Investment Services

        The investment services segment provides investment and financial services, through an affiliation with a third party broker-dealer. Operations for this segment began February 1, 1999.

        For the nine months ended September 30, 2003, this segment reported a net loss of $75,000, compared to a net loss of $158,000 for the same period of 2002, an improvement of $83,000. As of September 30, 2003, total assets were $229,000 and, at September 30, 2002, were $332,000. The revenues and assets under management from this business segment have increased during 2003 as a result of increased transaction activity, as well as the rebound that has occurred in the equity markets over the past nine months.

        For the years ended December 31, 2002, 2001 and 2000, the investment services segment reported net losses of $205,000, $87,000 and $475,000, respectively. Investment fee income, as the primary source of revenue for this reporting segment, for the years ended December 31, 2002, 2001 and 2000 were $940,000, $1.9 million and $1.5 million, respectively. Investment fee income decreased during 2002 as compared to prior periods as a result of reduced transaction activity and decreased assets under management experienced during 2002.

        As of December 31, 2002 and 2001, total assets were $274,000 and $420,000, respectively.

        Information pertaining to both business segments can be found in Footnote 15 to the Notes to Consolidated Financial Statements.

Capital Resources

        Capital adequacy is an important measure of financial stability and performance. Our objectives are to maintain a level of capitalization that is sufficient to sustain asset growth and promote depositor and investor confidence.

        Regulatory agencies measure capital adequacy utilizing a formula that takes into account the individual risk profile of a financial institution. The guidelines define capital as both Tier 1 (primarily common shareholders' equity, defined to include certain debt obligations) and Tier 2 (to include certain other debt obligations and a portion of the allowance for loan losses and 45% of unrealized gains in equity securities).

        At September 30, 2003, shareholders' equity was $39.1 million compared to $40.7 million at December 31, 2002. The decrease in shareholders' equity is primarily the result of an unfavorable mark-to-market adjustment of $3.3 million in our investment securities available-for-sale portfolio offset by recorded net income of $1.6 million. Book value per common share at September 30, 2003 was $3.21, compared to $3.37 at December 31, 2002. Tangible book value per common share at September 30, 2003 was $3.14, compared to $3.31 at December 31, 2002. At September 30, 2003, our tier 1 and total risk-based capital ratios were 10.6% and 11.7%, respectively. At December 31, 2002, our tier 1 and total risk-based capital ratios were 12.3% and 13.4%, respectively. Our regulatory capital levels for the bank and bank holding company exceed the minimum ratios established for well-capitalized institutions.

        At December 31, 2002, shareholders' equity was $40.7 million compared to $20.6 million at December 31, 2001. The increase in shareholders' equity is the result of our second quarter 2002 rights and secondary common stock offerings, which raised $18.5 million in new capital. We sold 2,437,000 shares in our rights offering at $3.25 per share. We sold 3,313,000 shares in our public offering at $3.50 per share. In addition, changes in unrealized gains on investment securities available-for-sale amounted to $2.6 million for the year ended December 31, 2002. The increases in common stock and other comprehensive income offset the preferred dividends paid and the net loss for 2002. Book value per common share as December 31, 2002 and 2001 was $3.37 and $3.21, respectively.

        The following table shows the minimum capital requirement and our capital position as of September 30, 2003 and December 31, 2002, 2001 and 2000 for the consolidated bank holding company. Our regulatory capital levels for the bank and bank holding company meet those established for well-capitalized institutions.

Capital Components

As of September 30, 2003 and December 31, 2002, 2001 and 2000

(Dollars in thousands)

	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of September 30, 2003
Total risk based capital/Total capital to risk-weighted assets	$43,364	11.68%	$29,708	≥	8.00%	$37,135	≥	10.00%
Tier I capital/Tier I capital to risk-weighted assets	39,420	10.62	14,854	≥	4.00	22,281	≥	6.00
Total risk based capital/Total capital to average assets	43,364	7.95	21,821	≥	4.00	27,276	≥	5.00
As of December 31, 2002
Total risk based capital/Total capital to risk-weighted assets	$41,093	13.35%	$24,625	≥	8.00%	$30,781	≥	10.00%
Tier I capital/Tier I capital to risk-weighted assets	37,721	12.25	12,313	≥	4.00	18,469	≥	6.00
Total risk based capital/Total capital to average assets	41,093	8.97	18,330	≥	4.00	22,913	≥	5.00
As of December 31, 2001
Total risk based capital/Total capital to risk-weighted assets	$23,333	10.42%	$17,909	≥	8.00%	$22,387	≥	10.00%
Tier I capital/Tier I capital to risk-weighted assets	20,230	9.04	8,955	≥	4.00	13,432	≥	6.00
Total risk based capital/Total capital to average assets	20,230	8.57	10,891	≥	4.00	13,614	≥	5.00
As of December 31, 2000
Total risk based capital/Total capital to risk-weighted assets	$36,002	19.94%	$14,443	≥	8.00%	$18,053	≥	10.00%
Tier I capital/Tier I capital to risk-weighted assets	34,102	18.89	7,221	≥	4.00	10,832	≥	6.00
Total risk based capital/Total capital to average assets	34,102	17.39	8,282	≥	4.00	10,352	≥	5.00

Liquidity

        The objective of liquidity management is to ensure the continuous availability of funds to meet the demands of depositors, investors and borrowers. Stable core deposits and a strong capital position are the current components of a solid foundation for our liquidity position. In addition, the availability of regional and national wholesale funding sources including federal funds purchased, negotiable certificates of deposit, securities sold under agreements to repurchase, and borrowings from the Federal Home Loan Bank enhance our liquidity. Cash flows from operations, such as loan payments and payoffs are also a significant source of liquidity. We have a contingency plan that provides for continued monitoring of liquidity needs and available sources of liquidity. We believe we have the ability to meet our increased liquidity needs. Liquid assets, which include cash and due from banks, federal funds sold and investment securities, at September 30, 2003, totaled $117.3 million, or 20.8%, of total assets. We have investment securities that are classified as held-to-maturity of $145.9 million at September 30, 2003. Of that, $76.0 million were available as collateral for additional Federal Home Loan Bank borrowings. Management is committed to maintaining liquidity at a level sufficient to protect depositors, provide for reasonable growth and fully comply with all regulatory requirements.

BUSINESS

Overview

        We own Cardinal Bank, N.A., a nationally chartered community bank headquartered in Tysons Corner, Virginia. Cardinal Bank has offices in Alexandria, Arlington, Fairfax City, Leesburg, Reston, Sterling, Manassas, Tysons Corner and McLean, Virginia. We conduct virtually all of our business through Cardinal Bank, N.A. and Cardinal Wealth Services, Inc.

History

        Cardinal Financial Corporation was formed in late 1997, principally in response to opportunities resulting from the consolidation of several Virginia-based banks with regional bank holding companies. In our market area, these bank consolidations had been accompanied by the dissolution of local boards of directors and relocation or termination of management and customer service professionals.

        We organized Cardinal Bank, N.A. as a wholly owned subsidiary that commenced operations on June 8, 1998. Subsequently, we organized two additional wholly owned subsidiaries: Cardinal Bank—Manassas/Prince William, N.A., headquartered in Manassas, Virginia, that commenced operations on July 26, 1999; and Cardinal Bank—Dulles, N.A., headquartered in Reston, Virginia, that commenced operations on August 2, 1999. In addition to the banks that we organized ourselves, effective as of September 1, 2000, we acquired The Heritage Bank through a merger with Heritage Bancorp, Inc. The Heritage Bank was renamed Cardinal Bank—Potomac as a result of the merger. Effective March 1, 2002, we reorganized these four banking subsidiaries into a single bank, Cardinal Bank, N.A.

Growth Strategy

        We believe that the recent and ongoing bank consolidation within the greater Washington, D.C. metropolitan area provides a significant opportunity to build a successful community-focused banking franchise. We intend to continue to expand our business through internal growth as well as selective geographic expansion while maintaining strong asset quality and achieving sustained profitability.

        Expand our footprint through branch expansion.    We intend to continue to expand our footprint by establishing new branches or acquiring existing branches or other financial institutions in communities that present attractive growth opportunities within northern Virginia and other markets in the greater Washington, D.C. metropolitan area. In September 2003, we opened a second Tysons Corner branch office in the lobby of our corporate headquarters building. In October 2003, we opened our second Loudoun County branch office in downtown Leesburg, Virginia. In addition, we have received regulatory approval to open two additional branch offices—one in Woodbridge, Virginia and another in Herndon, Virginia. We expect the Woodbridge office to open in December 2003 and the Herndon office to open during the first quarter of 2004. All of these new branch offices are former branch locations of larger financial institutions.

        As a result of the recent consolidation in our local banking market, we expect to continue to have opportunities to acquire or lease former branch sites from other financial institutions. As we have done in the past, we may acquire additional sites prior to planned branch openings when we believe the sites are attractive and are available on favorable terms. At the present time, we have a first right of refusal that gives us the option to purchase two branch facilities if the financial institution now operating in these locations chooses to close or move their operations anytime before January 2010. We are also currently in negotiations to purchase or lease additional branch sites located in northern Virginia, although there can be no assurance that we will be successful in acquiring any of them. Our current plans contemplate that we will add as many as eight new branches by the end of 2005. Because the opening of each new branch increases our operating expenses, we intend to stage new branch openings in an effort to take into account the impact on our results of operations.

        Capitalize on the continued bank consolidation in our market.    Several recently announced or completed mergers of larger regional and national banks will result in further consolidation in our target market over the coming months. We intend to capitalize on the dislocation of banking customers resulting from this continuing consolidation who are seeking more personalized service from a local institution. We believe this consolidation creates opportunities for us to further expand our branch network to attractive retail sites, as discussed above, as well as to increase our market share of bank deposits within our target market. As a local banking organization, we believe we can compete effectively by providing a high level of personalized service in a retail-oriented branch system.

        Although we are not at this time engaged in negotiations with any specific bank acquisition targets, we will continue to explore the possibility of further growth through acquisition in Virginia and the metropolitan Washington, D.C. market.

        Expand our lending activities.    To the extent we invest the additional capital we expect to raise in this offering in our bank, we will be able to substantially increase our legal lending limit, which we believe will allow us to further expand our commercial and real estate lending activities. At September 30, 2003, our legal lending limit was $5.8 million, or 15% of the bank's capital. A larger lending limit will also improve our ability to serve larger residential homebuilders and allow us to seek business from larger government contractors in the greater Washington area. Government procurement in the greater Washington region exceeded $35 billion in 2002, and we believe there are unique growth opportunities in this sector of our regional economy. As we grow, our goal is to significantly increase our loan-to-deposit ratio and shift the mix of our earning assets to higher yielding loans.

        Continue to recruit experienced lenders.    We have been successful in recruiting senior lenders with experience in and knowledge of our markets who have been displaced or have grown dissatisfied as a result of the bank consolidation in our market. We intend to continue our efforts to recruit experienced lenders within our market who can have an immediate impact on generating additional loan volume through existing relationships.

        Focus on specialized lending services.    We have expanded certain existing product lines, including government contract receivables lending, SBA guaranteed lending, and retail lending. Our goal is to create a diversified, community-focused banking franchise, balanced between retail, commercial and real estate transactions and services.

        Offer additional financial products and services.    We plan to commence mortgage-banking services through a subsidiary to enhance our participation in the Washington metropolitan area residential mortgage lending market and create additional fee income. We have delayed our entry into the mortgage banking business due to the high price of entry caused by unprecedented levels of refinancings resulting from record low interest rates. However, with rates at cyclical lows, we believe conditions will be favorable within the next 12 to 18 months to start-up or acquire a mortgage-banking subsidiary and take advantage of the continued strong housing market in the Washington metropolitan area. Our focus will be to build relationships with local and national homebuilders in an attempt to reduce reliance on the cyclical refinancing market to remain competitive in this area. Building relationships with larger homebuilders will also assist us in our efforts to increase our commercial real estate lending activities.

        We plan to further develop and expand the investment services we offer through our wealth management subsidiary. We believe we have opportunities to cross-sell additional services to our existing customers and that we will be able to attract new customers by offering a broader array of financial products and services.

Market Area

        We consider our target market to be the greater Washington metropolitan area, which we define as the District of Columbia, the northern Virginia counties of Arlington, Fairfax, Fauquier, Loudoun, Prince William, Spotsylvania and Stafford, the northern Virginia cities of Alexandria, Manassas, Fairfax and Falls Church and the Maryland counties of Frederick, Montgomery and Prince George's.

        According to 2000 U.S. Census data, the population of the greater Washington metropolitan area was approximately 4.5 million people. The average of the median household income figures reported in the 2000 U.S. Census for each of the 15 jurisdictions comprising the greater Washington metropolitan area was approximately $64,200, compared to a national median household income of approximately $42,000. Based on estimates released by the Bureau of Labor Statistics of the U.S. Department of Labor for September 2003, the unemployment rate for the greater Washington metropolitan area was approximately 3.3%, compared to a national unemployment rate of 5.8%. According to 2000 U.S. Census figures, approximately 44% of adults at least 25 years old in this area have a bachelor's degree or higher, compared to approximately 24% nationally. As of June 30, 2003, total deposits in this area were approximately $104 billion.

        Our headquarters is located approximately seven miles west of Washington D.C., in Fairfax County, Virginia. The 2000 U.S. Census data indicates that Fairfax County is the most populous county in Virginia with a population of approximately one million people and a median household income of over $81,000. Based on estimates released by the Bureau of Labor Statistics of the U.S. Department Labor for September 2003, the unemployment rate in Fairfax County was 2.4%. The 2000 U.S. Census data shows that over 54% of Fairfax County adults at least 25 years old have a bachelor's degree or higher.

Competition

        The greater Washington region is dominated by branches of large regional or national banks headquartered outside of the region. Our market area is a highly competitive, highly branched banking market. We compete as a financial intermediary with other commercial banks, savings and loan associations, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial institutions operating in the greater Washington region and elsewhere.

        Competition for deposits and in providing lending products and services to small businesses and professionals in the market area is intense, and pricing is important. Many of our competitors have substantially greater resources and higher legal lending limits than we do. In addition, many competitors offer extensive branch networks that we currently do not provide. Moreover, larger institutions operating in the greater Washington market have access to borrowed funds at lower costs than are available to us. However, we have succeeded in competing in this environment due to an emphasis on a high level of personalized customer service and community involvement while maintaining conservative credit underwriting standards.

        With over 1,500 bank branches in the greater Washington region, deposit competition among institutions in the market area also is very strong. However, of the approximately $104 billion in bank deposits in the greater Washington region at June 30, 2003, just over 70% were held by banks that are either based outside of the greater Washington region or are operating wholesale banks drawing deposits nationally (E*TRADE Bank, Capital One Bank and Treasury Bank). In just over five years, we have grown to the seventh largest financial institution headquartered in the greater Washington region measured by total deposits. By providing competitive products and more personalized service, and being actively involved in our local communities, we feel we can continue to increase our share of this banking deposit market.

Customers

        We believe that the recent and ongoing bank consolidation within Northern Virginia and the greater Washington region provides a significant opportunity to build a successful, locally-oriented banking franchise. We also believe that many of the larger financial institutions in our area do not emphasize a high level of personalized service to the small and medium-sized commercial, professional or individual retail customer. Our commercial relationship managers focus their marketing efforts on attracting small and medium-sized businesses as well as commercial real estate developers and builders and professionals, such as physicians, accountants and attorneys.

        Although we expect to continue serving the business and professional market with experienced commercial relationship managers, we have increased our retail marketing efforts through the expansion of our branch network and development of additional retail products and services. We expanded our deposit market share through aggressive marketing of our President's Club relationship product and our Totally Free Checking product. In addition, during the second quarter of 2002, we organized our retail lending group which specializes in consumer lending products, and in 2003 we established a small business lending group and a government contract lending group.

Banking Products and Services

        The principal business of the bank is to accept deposits from the public and to make loans and other investments. The principal sources of funds for the bank's loans and investments are demand, time, savings and other deposits, repayment of loans, and borrowings. The principal source of income for the bank is interest collected on loans and other investments. The principal expenses of the bank are interest paid on savings and other deposits, employee compensation, office expenses, and other overhead expenses. The bank does not currently offer trust or fiduciary services.

        The bank is committed to providing high quality banking products and services to its customers, and has made a significant investment in its core banking systems, which supports virtually every banking function. The system provides the technology that fully automates the branches, processes bank transactions, mortgages, loans and electronic banking, conducts database and direct response marketing, provides cash management solutions, streamlined reporting and reconciliation support as well as sales support.

        With this investment in technology, the bank offers Internet-based delivery of products for both consumers and commercial customers. Customers can open accounts, apply for loans, check balances, check account history, transfer funds, pay bills, download account transactions into Quicken™ and Microsoft Money™, use interactive calculators and correspond via e-mail with the bank personnel over the Internet. The Internet provides an inexpensive way for the bank to expand its geographic borders and branch activities while providing the kind of services one would expect from larger banks.

        We offer a broad array of banking products and services to our customers. These products and services are set forth below.

  Lending

        We offer a full range of short- to long-term commercial, real estate and consumer lending products and services, which are described in further detail below. We have established pre-determined target levels for the diversification of our loan portfolio across the various categories of loans. Commercial loans, real estate-commercial loans, real estate-construction loans, real estate-residential loans, home equity loans, and consumer loans accounted for approximately 15%, 45%, 10%, 14%, 13% and 3%, respectively of our loan portfolio at September 30, 2003. We may adjust these levels from time to time as the credit demands of the community change and as our business evolves.

        Commercial Loans.    We make commercial loans to qualified businesses in our market area. Our commercial lending portfolio consists primarily of commercial and industrial loans for the financing of accounts receivable, inventory, property, plant and equipment. Our recently established government contracting lending group provides secured lending to government contract firms and businesses based primarily on receivables from the federal government. We have also recently begun offering Small Business Administration (SBA) guaranteed loans and asset-based lending arrangements to certain of our customers. In 2003, we became certified as a preferred lender by the SBA, which provides us with much more flexibility in approving loans guaranteed under the SBA's various loan guaranty programs.

        Commercial loans generally have a higher degree of risk than residential mortgage loans, but have commensurately higher yields. Residential mortgage loans generally are made on the basis of the borrower's ability to repay the loan from his or her employment and other income and are secured by real estate, the value of which generally is readily ascertainable. In contrast, commercial loans typically are made on the basis of the borrower's ability to repay the loan from the cash flow from its business and are secured by business assets, such as commercial real estate, accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself. Further, the collateral for commercial loans may depreciate over time and may not be appraised with as much precision as residential real estate.

        To manage these risks, our policy is to secure the commercial loans we make with both the assets of the borrowing business and other additional collateral and guarantees that may be available. In addition, we actively monitor certain measures of the borrower, including advance rate, cash flow, collateral value and other appropriate credit factors.

        Commercial Mortgage Loans.    We also originate commercial mortgage loans. These loans are primarily secured by various types of commercial real estate, including office, retail, warehouse, industrial and other non-residential types of properties and are made to the owners and/or occupiers of such property. The majority of these loans have maturities generally ranging from one to ten years.

        Commercial mortgage lending entails significant additional risk compared with residential mortgage lending. Commercial mortgage loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Additionally, the repayment of loans secured by income-producing properties is typically dependent on the successful operation of a business or a real estate project and thus may be subject, to a greater extent than is the case with residential mortgage loans, to adverse conditions in the real estate market or in the economy generally. Our commercial real estate loan underwriting criteria require an examination of debt service coverage ratios, the borrower's creditworthiness and prior credit history and reputation, and we generally require personal guarantees or endorsements with respect to these loans. We also carefully consider the location of the property that will be collateral for the loan in the loan underwriting process.

        Loan-to-value ratios for commercial mortgage loans generally do not exceed 75%. We permit loan-to-value ratios up to 80% if the property is owner occupied and the borrower has unusually strong liquidity, net worth and cash flow.

        Residential Mortgage Loans.    Our residential mortgage loans consist of residential first and second mortgage loans, residential construction loans and home equity lines of credit and term loans secured by first and second mortgages on the residences of borrowers for home improvements, education and other personal expenditures. We originate mortgage loans with a variety of terms, including fixed and floating or variable rates, and a variety of maturities.

        Residential mortgage loans generally are made on the basis of the borrower's ability to repay the loan from his or her employment and other income and are secured by residential real estate, the value of which tends to be easily ascertainable. These loans are made consistent with our appraisal and real estate lending policies, which detail maximum loan-to-value ratios and maturities. Residential mortgage loans and home equity lines of credit secured by owner-occupied property generally are made with a loan-to-value ratio of up to 80%. Loan-to-value ratios of up to 90% may be allowed on residential owner-occupied property if the borrower exhibits unusually strong general liquidity, net worth and cash flow.

        Construction Loans.    Our construction loan portfolio consists of single-family residential properties, multi-family properties and commercial projects. Construction lending entails significant additional risks compared with residential mortgage lending. Construction loans often involve larger loan balances concentrated with single borrowers or groups of related borrowers. Construction loans also involve additional risks in that loan funds are advanced upon the security of property under construction, which is of uncertain value prior to the completion of construction. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. To minimize the risks associated with construction lending, we limit loan-to-value ratios for owner occupied residential or commercial properties to 80%, and for investor-owned residential or commercial properties to 75% of when-completed appraised values. We expect that these loan-to-value ratios will be sufficient to compensate for fluctuations in the real estate market to minimize the risk of loss. Maturities for construction loans generally range from six to 12 months for residential property and from 12 to 24 months for non-residential and multi-family properties.

        Consumer Loans.    Our consumer loan portfolio consists primarily of installment loans made to individuals for personal, family and household purposes. The specific types of consumer loans we make include home improvement loans, debt consolidation loans and general consumer lending.

        Consumer loans may entail greater risk than residential mortgage loans, particularly in the case of consumer loans that are unsecured, such as lines of credit, or secured by rapidly depreciable assets, such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans. A loan may also give rise to claims and defenses by a consumer loan borrower against an assignee of such loan, such as the bank, and a borrower may be able to assert against such assignee claims and defenses that it has against the seller of the underlying collateral.

        Our policy for consumer loans is to accept moderate risk while minimizing losses, primarily through a careful credit and financial analysis of the borrower. In evaluating consumer loans, we require our lending officers to review the borrower's level and stability of income, past credit history, amount of currently outstanding debt and the impact of these factors on the ability of the borrower to repay the loan in a timely manner. In addition, we require our banking officers to maintain an appropriate margin between the loan amount and collateral value.

        We also issue credit cards to certain of our customers. In determining to whom we will issue credit cards, we evaluate the borrower's level and stability of income, past credit history and other factors. Finally, we make additional loans that are not classified in one of the above categories. In making such loans, we attempt to ensure that the borrower meets our loan underwriting standards.

  Loan Participations

        From time to time we purchase and sell loan participations to or from other banks within our market area. All loan participations purchased have been underwritten using the bank's standard and customary underwriting criteria and are in good standing.

  Deposits

        We offer a broad range of interest-bearing and noninterest-bearing deposit accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular interest-bearing savings accounts and certificates of deposit with a range of maturity date options. The primary sources of deposits are small and medium-sized businesses and individuals within our target market. Senior management has the authority to set rates within specified parameters in order to remain competitive with other financial institutions in our market area. We do not currently engage in the purchase of any brokered deposits. All deposits are insured by the Federal Deposit Insurance Corporation up to the maximum amount permitted by law. We implement a service charge fee schedule, which is competitive with other financial institutions in our market, covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and other similar fees.

  Courier Services

        We offer courier services to our business customers. Courier services permit us to provide the convenience and personalized service that our customers require by scheduling pick-ups of deposits.

  Telephone and Internet Banking

        We believe that there is a strong demand within our market for telephone banking and Internet banking. Both services allow both commercial and retail customers to access detailed account information and execute a wide variety of the banking transactions referred to above. We believe that these services are particularly attractive for our customers, as it enables them to conduct their banking business and monitor their bank accounts from remote locations and at anytime during the day or night. Telephone and Internet banking assists us in attracting and retaining customers and encourages our existing customers to consider Cardinal for all of their banking and financial needs.

  Automatic Teller Machines

        We have an ATM located at each of our branch offices and we make other financial institutions' ATMs available to our customers.

  Other Banking Products and Services

        We offer other banking-related specialized products and services to our customers, such as travelers checks and safe deposit services. We do not currently engage in any interest rate hedging activities and are not involved in any off balance sheet transactions or relationships, except for letters of credit issued on behalf of commercial customers in the ordinary course of business. We have not engaged in any securitizations of loans.

Credit Policies

        Our senior lending officers and chief credit officer are primarily responsible for maintaining a quality loan portfolio and developing a strong credit culture throughout the entire organization. The chief credit officer is responsible for developing and updating our credit policies and procedures, which are approved by the board of directors. Senior lending officers may make exceptions to these credit policies and procedures as appropriate, but any such exception must be approved by the chief credit officer, documented and made for sound business reasons.

        Credit quality is controlled by the chief credit officer through compliance with our credit policies and procedures. Our risk-decision process is actively managed in a disciplined fashion to maintain an acceptable risk profile characterized by soundness, diversity, quality, prudence, balance and accountability. Our credit approval process consists of specific authorities granted to the lending officers. Loans exceeding a particular lending officer's level of authority are reviewed and considered for approval by an officers' loan committee and then by a committee of the bank's board of directors. In addition, the chief credit officer works closely with each lending officer at the bank level to ensure that the business being solicited is of the quality and structure that fits our desired risk profile.

        Under our credit policies, we continually monitor our concentration of credit risk. We have established a specific concentration limit for any individual or entity, any group of borrowers related as to the source of repayment or any one specific industry. Furthermore, the bank has established limits on the total amount of the bank's outstanding loans to one borrower, all of which are set below legal lending limits.

Brokerage and Investment Services

        We provide brokerage and investment services through a contract with Raymond James Financial Services, Inc. Under this contract, financial advisors can offer our customers an extensive range of financial products and services, including estate planning, qualified retirement plans, mutual funds, annuities, life insurance, fixed income securities and equity research and recommendations.

        In August 2003, we appointed Rex Wagner as President and Chief Executive Officer of Cardinal Wealth Services, Inc. to oversee the investment products and services that we can offer our customers. Mr. Wagner had previously served as Manager of Raymond James & Associates, Inc.'s Washington, D.C. office.

Employees

        At November 30, 2003, we had 113 full-time employees and 15 part-time employees. None of our employees are represented by any collective bargaining unit or agreement. We believe our relations with our employees are good.

Properties

        We conduct our business from our headquarters in Tysons Corner, Virginia and 10 branch banking offices. The following table provides certain information with respect to our properties:

Location:	Date Facility Opened:	Ownership and Leasing Arrangements
Headquarters and Branch Office #1 8270 Greensboro Drive McLean, Virginia 22102	March, 2003	We occupy approximately 45,067 square feet under a lease (including a lobby-level branch office containing approximately 3,249 square feet) that expires January 31, 2010.
Branch Office #2 Cardinal Bank, N.A. 10641 Lee Highway Fairfax, Virginia 22030	January, 1998	This branch occupies a three-story brick structure, which contains approximately 9,000 square feet under a lease that expires December 31, 2007.
Branch Office #3 Cardinal Bank, N.A. 1737 King Street Alexandria, Virginia 22314	June, 2000	This branch occupies approximately 2,600 square feet under a lease that expires December 31, 2013.
Branch Office #4 Cardinal Bank, N.A. 11150 Sunset Hills Road Reston, Virginia 20190	August, 1999	This branch occupies approximately 3,600 square feet of a three-story structure under a lease that expires December 31, 2008.

Branch Office #5 Cardinal Bank, N.A. 46005 Regal Plaza Sterling, Virginia 20165	September, 2000	This branch occupies approximately 3,000 square feet under a lease that expires February 28, 2009.
Branch Office #6 Cardinal Bank, N.A. 1313 Dolley Madison Blvd. McLean, Virginia 22101	September, 2000	This branch occupies approximately 2,200 square feet under a lease that expires July 31, 2008.
Branch Office #7 Cardinal Bank, N.A. 1650 Tysons Boulevard McLean, Virginia 22102	September, 2000	This branch occupies approximately 4,100 square feet under a lease that expires March 31, 2006.
Branch Office #8 Cardinal Bank, N.A. 9626 Center Street Manassas, Virginia 20110	July, 1999	This branch occupies a two-story building containing approximately 6,000 square feet and owned by us. We have leased 3,000 square feet of this building during 2002.
Branch Office #9 Cardinal Bank, N.A. 2100 N. Glebe Road Arlington, Virginia 22207	September, 2002	This branch occupies approximately 1,200 square feet under a lease that expires August 31, 2007.
Branch Office #10 Cardinal Bank, N.A. 20 Catoctin Circle Leesburg, Virginia 20175	October, 2003	This branch occupies approximately 2,600 square feet under a lease that expires December 31, 2008.

        We believe that all of our properties are maintained in good operating condition and are suitable and adequate for our operational needs.

Legal Proceedings

        In the ordinary course of our operations, we may become party to legal proceedings. Currently, we are not party to any material proceedings and no such proceedings are, to management's knowledge, threatened against us.

MANAGEMENT

The Board of Directors

        Our board of directors currently consists of 14 members. The board of directors is divided into three classes, two of which consist of five members and one of which consists of four members. These directors serve for the terms of their respective classes, which expire in 2004, 2005 and 2006. The following table sets forth the composition of the board of directors.

Class II (Term Expiring in 2004)	Class III (Term Expiring in 2005)	Class I (Term Expiring in 2006)
B.G. Beck Michael A. Garcia J. Hamilton Lambert Alice M. Starr	William G. Buck Sidney O. Dewberry John W. Fisher William E. Peterson Emad Saadeh	Wayne W. Broadwater Bernard H. Clineburg James D. Russo John H. Rust George P. Shafran

        The following information sets forth as of November 19, 2003 the names, ages, principal occupations and business experience for all 14 directors. Unless otherwise indicated, the business experience and principal occupations shown for each director has extended five or more years.

        B. G. Beck, 67, has been a director since 2002. He is President & Chief Executive Officer of Trans Digital Technologies and Chairman of Atlantic Systems Corporation. Mr. Beck was President & Chief Executive Officer of Thermo Digital Technologies, Thermo Electron Corporation from 1997 to 2000, President of Thermo Washington, Thermo Electron Corporation from 1996 to 1999, Corporate Vice President of Coleman Research Corporation from 1990 to 1996 and President & CEO of Atlantic Systems Research & Engineering from 1984 to 1989.

        Wayne W. Broadwater, 79, has been a director since 1997. Mr. Broadwater served as a director of First Patriot Bankshares and Patriot National Bank. He served as President and CEO of Shipmates, Ltd., which he founded in 1972, until its sale in 1997. He is presently the General Partner in Broadwater Investments, a real estate investment and management partnership.

        William G. Buck, 57, has been a director since 2002. Mr. Buck has been the President of William G. Buck & Associates, Inc., a real estate brokerage, development and property management firm in Arlington, Virginia, since 1976. He has over twelve years of prior experience as a member of the board of directors of several local banks.

        Bernard H. Clineburg, 55, has been a director since 2001. Mr. Clineburg is our Chairman, President, and Chief Executive Officer. Mr. Clineburg, a local bank executive for more than thirty years, is the former Chairman, President and Chief Executive Officer of United Bank (formerly George Mason Bankshares). While Mr. Clineburg held the position as President and then Chief Executive Officer, George Mason Bankshares grew from $160 million to $1 billion in assets prior to its being acquired by United Bankshares. Mr. Clineburg serves on the boards of trustees of George Mason University Foundation and the Virginia Bankers Association School of Bank Management. He also is a member of the Inova Health System Foundation Board and serves on the board of directors of the Virginia Bankers Association. Mr. Clineburg has also served as a director and Centennial President of Washington Golf and Country Club. He has held numerous positions in charitable and civic associations.

        Sidney O. Dewberry, P.E., L.S., 75, has been a director since 2002. Mr. Dewberry is Chairman and Founder of Dewberry, which includes Dewberry & Davis LLC, an architectural, engineering, planning, surveying and landscape architecture firm headquartered in Fairfax, Virginia. Mr. Dewberry serves on numerous boards and committees, including the George Mason University Board of Visitors, the George Mason University Foundation Board of Trustees, the greater Washington Board of Trade Board of Directors, the Northern Virginia Roundtable, the Washington Airports Task Force Board of Directors, the Northern Virginia Transportation Alliance, the Virginia Business-Higher Education Council, and the INOVA Health Systems Foundation Board. He is the chairman of the George Mason University Capital Campaign Committee.

        John W. Fisher, 48, has been a director since 2002. Mr. Fisher founded the investment management firm of Wilson/Bennett Company in 1987 and Wilson/Bennett Capital Management, Inc. in 1994. He is the President and Chief Investment Officer of Wilson/Bennett Capital Management.

        Michael A. Garcia, 44, has been a director since April 2003. He is President and Owner of Mike Garcia Construction, Inc. in Manassas, Virginia. Over its 22 years in business, Mr. Garcia has been recognized for excellence in home design and construction. Mr. Garcia was honored as Northern Virginia's Builder of the Year in 1995 and received Southern Living magazine's choice for exclusive builder in Northern Virginia in 1995. Mr. Garcia was a founding director of Cardinal Bank—Manassas/Prince William, N.A. in 1999 and became a director of Cardinal Bank, N.A. when the two subsidiaries were merged in 2002. He is the commissioner of Prince William County Historical Society.

        J. Hamilton Lambert, 63, has been a director since 1999. Mr. Lambert is President of J. Hamilton Lambert and Associates, a consulting firm based in Fairfax, Virginia. He served as County Executive of Fairfax County from August 1980 to December 1990.

        William E. Peterson, 41, has served as a director of Cardinal Bank, N.A. since 2002 and a director of the company since April 2003. He is Principal and Officer of The Peterson Companies for the past 12 years. The Peterson Companies is a diversified real estate development and management company with over $120 million in annual revenues operating in 12 local jurisdictions in the greater Washington, D.C. Metropolitan area. Mr. Peterson served as The Peterson Companies' Chief Financial Officer from 1992 until 2001. In October 2001, he assumed the position of Chief Operating Officer of Peterson Management Company which manages a commercial office and retail real estate portfolio of over 6 million square feet. Mr. Peterson also has served on the boards of various charitable and community organizations including Leadership Fairfax, Northern Virginia Conservation Trust, and various United Methodist Church Boards.

        James D. Russo, 57, has been a director since 1997. Mr. Russo has been the Managing Director of Potomac Consultants Group in Virginia since 2000, and the Executive Director of Finance of Advancis Pharmaceutical Corporation since 2001. He was Senior Vice President and Chief Financial Officer of Shire Laboratories, Inc., a pharmaceutical research and development company in Rockville, Maryland, from 1994 to 2000. Mr. Russo also serves on the board of trustees of TESST College of Technology.

        John H. Rust, Jr., 56, has been a director since 1997. He is currently employed as our Vice Chairman. Mr. Rust has been an attorney with the law firm of Rust & Rust in Fairfax, Virginia since March 2001. He previously was of counsel in the law firm of Wilkes Artis from September 1998 to February 2001 and in the law firm of McCandlish and Lillard from 1996 to September 1998. Mr. Rust was a member of the Virginia House of Delegates from 1980-1982 and 1997-2001.

        Emad Saadeh, 45, has been a director since 2002. He was a founding director of Cardinal Bank—Manassas/Prince William N.A. in 1999 and became a director of Cardinal Bank, N.A. when the two subsidiaries were merged in 2002. Mr. Saadeh is President of Geotechnical Consulting & Testing, Inc. and Managing Partner of Chrisland, L.L.C. in Manassas, Virginia. Mr. Saadeh has been with Geotechnical Consulting & Testing, Inc. since 1990. He has been a member of the Fairfax County Geotechnical Review Board since 1989. Mr. Saadeh is a Councilman of the Prince William Chapter of the Northern Virginia Building Industry.

        George P. Shafran, 77, has been a director since 2000. Mr. Shafran is President of Geo. P. Shafran & Associates, Inc., a consulting firm in McLean, Virginia. He was a director of Heritage Bancorp Inc. and its predecessor, The Heritage Bank, from 1997-2000. He currently serves on numerous boards and committees, including NVR Mortgage Finance, Inc, the National Capital Area Red Cross, High Performance Group and E-Lynxx Corp. He is Chairman of the AAA Mid-Atlantic advisory board and Chairman of the board of directors of Health Process Tech and serves as a member of the advisory board of Base Technologies, Inc.

        Alice M. Starr, 54, has been a director since April 2003 and a director of Cardinal Bank, N.A. since 2001. She has been Vice President of Marketing & Public Relations for WEST*GROUP, a full service commercial real estate firm, since 1988. Ms. Starr serves as a Director of EnviroSystems, Inc., a California-based privately traded bio-tech firm. She also serves on the GreenSea Venture, Inc. and Preserve at Walnut Springs boards as well as the Advisory Boards of Omniplex World Services Corporation, Mount Vernon Historical Society and George Mason University Student Life Services. She is currently the President of the Corporate Community Relations Council of Northern Virginia and served as President of the McLean Chamber of Commerce from 1995-1997. She is a Commissioner for the Virginia Commission for the Arts and serves on the Board of Directors of the American Red Cross/National Capital Chapter, the Claude Moore Colonial Farm at Turkey Run, and on the Executive Committee of the Medical Care for Children Partnership (MCCP) Advisory Board. From 2000-2002, Ms. Starr served as Chairman of the Fairfax County Public Library Foundation. She is also past President of Volunteer Fairfax and the McLean Project for the Arts.

Executive Officers

        The following information sets forth the names, ages, principal occupations and business experience for the past five years for all current executive officers. Such information with respect to Bernard H. Clineburg, our Chairman, President and Chief Executive Officer, is set forth above in "The Board of Directors" section.

        Christopher W. Bergstrom, 42, has been President of Cardinal Bank, N.A. since 2002. He was President of Cardinal Bank—Manassas/Prince William, N.A. from 1999 to 2002, when it merged with Cardinal Bank, N.A. Between 1982 and 1998, Mr. Bergstrom was employed with Crestar Bank where he served in a variety of retail and commercial functions including management of one of the organization's commercial banking divisions covering Northern Virginia, the District of Columbia and Southern Maryland.

        Carl E. Dodson, 48, has been our Executive Vice President and Chief Credit Officer since 1998. In 2001, he was named our Chief Operating Officer. Prior to 1998, Mr. Dodson was the senior commercial lending officer of Palmer National Bank in Washington, D.C. and, following its sale to George Mason Bankshares in 1996, he was the Senior Vice President of Credit Administration of George Mason Bank (now United Bank of Virginia).

        Dennis Griffith, 54, has been the Executive Vice President of our Real Estate Lending Group since April 2002. From 1973 through 2001, Mr. Griffith was employed by Bank of America and its predecessor organizations. He held various real estate, lending and management positions including Manager of Commercial Real Estate for the Metropolitan Washington D.C. area.

        F. Kevin Reynolds, 43, has been President of Cardinal Bank, N.A. since 1999 and our Executive Vice President and Senior Lending Officer since 1998. Prior to 1998, Mr. Reynolds was the senior lending officer responsible for all facets of the commercial lending business of George Mason Bank and helped create George Mason Bank's commercial lending group.

        Domingo Rodriguez, 55, has been Senior Vice President and Chief Financial Officer since November 2003. From December 2000 to October 2003, Mr. Rodriguez served as Chief Financial Officer for SequoiaBank in Bethesda, Maryland. From 1998 to 2000, he was CFO and Secretary of the Board for GrandBank in Bethesda. From 1995 to 1998, he served as Controller of George Mason Bank until its merger with United Bank. From 1976 to 1995, Mr. Rodriguez was employed by NationsBank in Bethesda and its predecessor organizations, where he held various positions in risk management and finance.

        Eleanor D. Schmidt, 43, has been with the Company since 1998. She currently serves as Executive Vice President for Retail Banking, Human Resources and Marketing. Prior to 1998, Ms. Schmidt was employed with NationsBank and its predecessor banks for over 17 years. Her responsibilities included Area Manager, training, lending and other positions of management in Northern Virginia. Ms. Schmidt is the immediate past president of the Kiwanis Club of Fairfax.

Security Ownership of Management

        The following table sets forth certain information, as of September 30, 2003, with respect to the beneficial ownership of shares of common stock by each of the current members of the board of directors, by each of the executive officers named in the "Summary Compensation Table" below and by all directors and executive officers as a group. Beneficial ownership includes shares, if any, held in the name of the spouse, minor children or other relatives of a director living in such person's home, as well as shares, if any, held in the name of another person under an arrangement whereby the director or executive officer can vest title in himself at once or at some future time.

Name	Common Stock Beneficially Owned(1)	Exercisable Options Included in Beneficially Owned Common Stock	Percentage of Class
B. G. Beck	62,394	2,500	*
Wayne W. Broadwater	66,269	8,500	*
William G. Buck	51,000	1,000	*
Bernard H. Clineburg	244,905	122,000	2.40%
Sidney O. Dewberry	66,000	1,000	*
John W. Fisher	23,000	1,000	*
Michael A. Garcia	23,118	3,000	*
J. Hamilton Lambert(2)	65,225	7,000	*
William E. Peterson	50,000	1,000	*
James D. Russo	133,840	8,500	1.33
John H. Rust, Jr.	113,803	9,500	1.13
Emad Saadeh	38,412	1,500	*
George P. Shafran(2)	146,623	16,352	1.45
Alice M. Starr	17,500	1,500	*
Named Executive Officers
Christopher W. Bergstrom	35,506	9,685	*
Carl E. Dodson	30,676	9,034	*
Thomas C. Kane	(3)	(3)	(3)
F. Kevin Reynolds	39,622	15,131	*
Current Directors and Executive Officers as a Group (19 persons)(4)	1,240,004	230,202	12.03%

*
Percentage of ownership is less than one percent of the outstanding shares of common stock.

(1)
The number of shares of common stock shown in the table includes 50,385 shares held for certain directors and executive officers in our 401(k) plan as of September 30, 2003, and 230,202 shares that certain directors and executive officers have the right to acquire through the exercise of stock options within 60 days following September 30, 2003.

(2)
The number of shares of common stock shown in the table includes shares that certain directors and executive officers have the right to acquire through the conversion of shares of 7.25% Cumulative Convertible Preferred Stock, Series A, par value $1.00 per share, as follows: Lambert, 9,225; and Shafran, 3,089.

(3)
Mr. Kane resigned as an employee as of February 28, 2003, and we do not have current information with respect to his beneficial ownership. At the time of his resignation, he beneficially owned 117,807 shares of common stock, which included 69,500 shares that he had the right to acquire through the exercise of stock options. We are aware that he acquired 8,500 shares on May 29, 2003 through an option exercise prior to the expiration of the stock options on that date.

(4)
Domingo Rodriguez became Senior Vice President and Chief Financial Officer in November 2003 and is not included in this group. Mr. Rodriguez beneficially owned 3,500 shares of common stock as of November 17, 2003.

Security Ownership of Certain Beneficial Owners

        The following table sets forth information as of November 30, 2003, regarding the number of shares of common stock beneficially owned by all persons known to us who own five percent or more of the outstanding shares of common stock.

Name	Address	Common Shares Beneficially Owned	Percentage of Class
Estate of Harold E. Lieding(1)	1433 Blandfield, Vienna, VA 22182	521,458	5.18%
Banc Fund IV L.P.(2) Banc Fund V L.P. Banc Fund VI L.P.	208 S. LaSalle Street, Chicago, Illinois 60604	819,295	8.20%

(1)
The number of shares of common stock shown in the table includes 17,540 shares that the Estate of Harold E. Lieding has the right to acquire through the exercise of stock options within 60 days following November 30, 2003 and 333,443 shares that the Estate of Mr. Lieding has the right to acquire through the conversion of shares of 7.25% Cumulative Convertible Preferred Stock, Series A. The stock options expire on January 13, 2004 with respect to 13,040 shares and on November 14, 2004 with respect to 4,500 shares.

(2)
In a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2003, Banc Fund IV L.P. reported beneficial ownership of, including sole voting and dispositive power with respect to, 220,295 shares of common stock, Banc Fund V L.P. reported beneficial ownership of, including sole voting and dispositive power with respect to, 500,000 shares of common stock and Banc Fund VI L.P. reported similar beneficial ownership of 99,000 shares of common stock, as of December 31, 2002. Banc Fund IV L.P., Banc Fund V L.P. and Banc Fund VI L.P. are under common control, according to the Schedule 13G.

Director Compensation

        Beginning in April 2003, each director is entitled to receive cash compensation for his or her service on the Board of Directors. The amount paid to each director is $1,000 as an annual retainer, $200 for each Board meeting attended and $100 for each committee meeting attended. To date, we have not paid any cash compensation, and all amounts due have accrued.

        In addition, each director receives an annual grant of options to purchase 1,000 shares of common stock. Such options are granted with an exercise price at or above the fair market value of the shares as of the date of grant and expire ten years from the date of grant. These options are granted under our 1999 Stock Option Plan.

        John H. Rust, Jr., the Vice Chairman of the Board, received a salary of $25,000 annually and was granted 1,000 options in 2002. His salary was increased to $50,000 in 2003. In addition, Mr. Rust received $13,600 in 2002 as other annual compensation for use and maintenance of his automobile and country club dues.

Executive Officer Compensation

        The following table shows, for the years ended December 31, 2002, 2001, and 2000, the cash compensation paid by us, as well as certain other compensation paid or accrued for those years, to each of the named executive officers in all capacities in which they served:

Summary Compensation Table

	Annual Compensation						Long Term Compensation
Name and Principal Position	Year		Salary ($)	Bonus ($)	Other Annual Compensation ($)		Securities Underlying Options (#)		All Other Compensation ($)(1)
Bernard H. Clineburg Chairman, President and Chief Executive Officer, Cardinal Financial Corporation	2002 2001	(4)	200,000 50,186	50,000 —		(2) (2)	151,000 —	(3)	4,615 —
F. Kevin Reynolds President, Cardinal Bank N.A.	2002 2001 2000		105,115 109,068 108,037	15,000 — 22,830		(2) (2) (2)	10,000 4,800 3,000		3,179 3,150 3,151
Christopher W. Bergstrom President, Cardinal Bank, N.A.	2002 2001 2000		105,115 110,984 108,037	15,000 — 21,740	14,500	(2) (5) (2)	10,000 4,800 2,554		3,091 8,141 6,150
Carl E. Dodson Chief Operating Officer, Cardinal Financial Corporation	2002 2001 2000		108,500 102,395 105,370	17,000 — 22,000		(2) (2) (2)	12,500 4,800 3,000		— 408 2,466
Thomas C. Kane(6) President, Cardinal Wealth Services, Inc.	2002 2001 2000	(7) (7)	138,013 263,914 252,651	— — —		(2) (2) (2)	5,000 — —		3,452 3,828 3,414

(1)
Amounts presented represent (i) gross value of payments made by us pursuant to life insurance agreements between us and the named executive officers and (ii) total contributions to our 401(k) plan on behalf of each of the named executive officers to match pre-tax elective deferral contributions (which are included under the "Salary" column) made by each executive officer to such plan.

(2)
All benefits that might be considered of a personal nature did not exceed the lesser of $50,000 or 10% of total annual salary and bonus.

(3)
Amounts disclosed include 1,000 shares of common stock for the year ended December 31, 2002 that underlie options granted to Mr. Clineburg in his capacity as a director.

(4)
Mr. Clineburg's employment commenced in October, 2001.

(5)
Amount disclosed includes $12,003 for his use of a company-owned automobile.

(6)
Mr. Kane resigned as an employee as of February 28, 2003.

(7)
Pursuant to Mr. Kane's prior contract, his other annual compensation included an award of 3,125 shares of common stock each year for 2000 and 2001. The dollar value of each of these awards is included in Mr. Kane's salary for the respective year.

Stock Options

        The following table sets forth for the year ended December 31, 2002, the grants of stock options to the named executive officers and directors in 2002:

Option Grants in the Year Ended December 31, 2002

					Potential realizable value at assumed annual rates of stock price appreciation for option term
	Number of Securities Underlying Options Granted(1)
		Percent of Total Options Granted to Employees in 2002 (%)(2)
Name			Exercise or Base Price ($/Share)(3)	Expiration Date
					5% ($)	10% ($)
Bernard H. Clineburg*	151,000	61.0	3.25	5/3/2012	308,630	782,129
F. Kevin Reynolds	10,000	4.0	3.25	5/3/2012	20,439	51,797
Christopher W. Bergstrom	10,000	4.0	3.25	5/3/2012	20,439	51,797
Carl E. Dodson	12,500	5.1	3.25	5/3/2012	25,549	64,746
Thomas C. Kane(4)	5,000	2.0	3.25	5/3/2012	10,220	25,898

*
Options to purchase 1,000 shares of common stock were granted to Mr. Clineburg in his capacity as a director and are therefore immediately vested.

(1)
All options, except for options to purchase 1,000 shares of common stock granted to Mr. Clineburg, were granted to the named executive officers in their capacities as such and become fully exercisable in 20% increments beginning after their first year of vesting. Options granted in 2002 were for services in 2001. The amounts do not include options to purchase shares of common stock that we granted in 2003. In 2003, we granted Mr. Clineburg options to purchase 50,000 shares of common stock at an exercise price of $4.62 (with an expiration date of February 5, 2013) and options to purchase 150,000 shares of common stock at an exercise price of $5.25 (with an expiration date of March 26, 2013). We also granted each of Mr. Reynolds, Mr. Bergstrom and Mr. Dodson options to purchase 10,000 shares of common stock at an exercise price of $4.62 (with an expiration date of February 5, 2013)

(2)
Options to purchase a total of 247,530 shares of common stock were granted to employees during the year ended December 31, 2002.

(3)
Stock options were awarded at the fair market value of the shares of common stock at the date of award.

(4)
Mr. Kane resigned as an employee as of February 28, 2003. We are aware that he acquired 8,500 shares on May 29, 2003 through an option exercise prior to the expiration of the stock options on that date.

        In the year ended December 31, 2002, no stock options were exercised by any of the named executive officers. The following table sets forth the amount and value of stock options held by the named executive officers as of December 31, 2002.

Fiscal Year End Option Values

	Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In-the-Money Options at Fiscal Year End ($)(1)
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
Bernard H. Clineburg	51,000	100,000	56,100	110,000
F. Kevin Reynolds	3,131	17,800	—	11,000
Christopher W. Bergstrom	3,131	17,354	—	11,000
Carl E. Dodson	1,534	20,300	—	13,750
Thomas C. Kane(2)	—	14,500	—	5,500

(1)
The value of in-the-money options at fiscal year end is calculated by determining the difference between the closing price of a share of common stock as reported on the Nasdaq SmallCap Market on December 31, 2002 and the exercise price of the options.

(2)
Mr. Kane resigned as an employee as of February 28, 2003. We are aware that he acquired 8,500 shares on May 29, 2003 through an option exercise prior to the expiration of the stock options on that date.

        We currently have in place two stock option plans, each of which has been approved by our shareholders. Our 1999 Stock Option Plan, as amended, authorizes the granting of up to 625,000 shares of our common stock in the form of incentive stock options and non-qualified stock options to directors, eligible officers and key employees of us and our subsidiaries. Under the 1999 Stock Option Plan, the Board of Directors may determine the option price, but in no event may the option price for incentive stock options be less than 100% of the fair market value of our common stock on the date of the grant. In the case of an incentive stock option granted to an individual who is a 10% shareholder at the time of the grant, the exercise price must be at least 110% of the fair market value on the date the option is granted. The duration of all options is at the discretion of the Board, but the maximum period in which an incentive stock option may be exercised cannot exceed ten years from the date of the grant.

        Recipients of grants under the 1999 Stock Option Plan may pay the exercise price either in cash, or at the discretion of the Board, by surrendering to us previously acquired shares of our common stock. If an option is terminated, in whole or in part, for any reason other than its exercise, the number of shares of common stock allocated to the option or portion thereof may be reallocated to other options to be granted under the 1999 Stock Option Plan.

        The 1999 Stock Option Plan expires on November 23, 2008, but options granted before such date remain valid in accordance with their terms. 24,072 shares of common stock remain available for grants and awards under the 1999 Stock Option Plan.

        Our 2002 Equity Compensation Plan authorizes the issuance of options and other equity instruments equivalent to 700,000 shares of our common stock. The 2002 Equity Compensation Plan authorizes the granting of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, phantom stock awards and performance share awards to directors and key employees of us and our subsidiaries. Under the 2002 Equity Compensation Plan, stock options may not be granted at a price below the per share fair market value of our common stock on the date of the grant, and all exercised option expire ten years from the date of the grant. Upon exercise, a participant may pay the option exercise price of an incentive stock option or non-qualified stock option in cash, shares of our common stock, stock appreciation rights, or a combination of the foregoing, or such other consideration as may be deemed appropriate.

        394,900 shares of common stock remain available for grants and awards under the 2002 Equity Compensation Plan.

Employment Agreements

        Bernard H. Clineburg has an employment agreement with us. Mr. Clineburg's agreement, which is dated as of February 12, 2002, provides for his services as our Chairman, President and Chief Executive Officer. The agreement also provides that Mr. Clineburg will serve as Chairman of the Executive Committee, a member or Chair of all of our Board Committees except the Audit Committee, and as a director or Chair of all of our subsidiaries' boards of directors. Mr. Clineburg's employment agreement provides for a base salary of $200,000 and includes annual salary increases at the discretion of the Board of Directors and provides bonuses at the discretion of the Board of Directors, in cash or in stock, or both. Under Mr. Clineburg's employment agreement, he was granted an option to purchase 150,000 shares of common stock, of which 70,000 are currently vested. The option to purchase the remaining 80,000 shares will vest over a four-year period at 20,000 shares per year. All options vest immediately if Mr. Clineburg's employment is terminated for any reason except for cause. All options granted under the employment agreement were awarded with an option exercise price equal to the value of the shares on May 3, 2002. In the event we terminate Mr. Clineburg's employment without cause, he will receive a lump-sum severance payment equal to one year's annual salary and bonus. In the event Mr. Clineburg's employment agreement is terminated after a change in control, he will receive a lump-sum severance payment equal to 2.99 times his average total compensation over the most recent five calendar year period of his employment with us prior to termination. If Mr. Clineburg's employment is terminated in 2003 following a change in control, his lump-sum severance payment would equal $674,000. Mr. Clineburg's employment agreement includes a covenant not to compete with us for a period of one year from the date he is no longer employed by us.

        Each of F. Kevin Reynolds, Christopher W. Bergstrom, and Carl E. Dodson has an employment agreement with us, which are terminable at will by either party. Each of these employment agreements are effective as of February 12, 2002 and provide for the provision of a base salary, eligibility for annual performance bonus and stock option grants, and participation in our benefits plans, all of which may be adjusted by us in its discretion. In addition, each employment agreement is subject to certain restrictive covenants in the event the officer voluntarily terminates his employment or is terminated for cause. Specifically, each officer is prohibited from rendering competing banking services in the local area and from soliciting our clients, prospective clients or employees for a certain period (12 months for Mr. Reynolds and Mr. Bergstrom, and six months for Mr. Dodson) following the date of termination. Mr. Reynolds' and Mr. Bergstrom's employment agreements provide for severance payments equal to 12 months of their current base salary in the event of termination without cause and 18 months of their current base salary in the event of a change in control. Mr. Dodson's employment agreements provide for severance payments equal to six months of his current base salary in the event of termination without cause and 18 months of his current base salary in the event of a change in control. The lump-sum severance payment for each of Mr. Reynolds, Mr. Bergstrom and Mr. Dodson, if his employment is terminated in 2003 following a change in control, would equal $165,000, $165,000 and $170,000, respectively.

Certain Relationships and Related Transactions

        Some of our directors and officers are at present, as in the past, banking customers with us. As such, we have had, and expect to have in the future, banking transactions in the ordinary course of its business with directors, officers, principal shareholders and their associates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others. These transactions do not involve more than the normal risk of collectibility or present other unfavorable features. The aggregate outstanding balance of loans to directors, executive officers and their associates, as a group, at September 30, 2003 totaled approximately $2.2 million, or 6.4% of the bank's equity capital at that date.

        Nancy K. Falck and Robert M. Barlow were directors of the Company from 1997 until April 2003. Ms. Falck's son-in-law, John R. Rollison, III, and Mr. Barlow's son, George E. Barlow, served as members of the board of directors of Cardinal Bank, N.A. during that time, but have since resigned.

        Thomas C. Kane was an executive officer until February 2003. Mr. Kane's spouse, Joan A. Mulligan, is a Senior Vice President of Cardinal Wealth Services, Inc. In this capacity, Ms. Mulligan receives commissions from Cardinal Wealth Services. During 2002, she received approximately $93,000. Ms. Mulligan's compensation arrangements with Cardinal Wealth Services, Inc. are no more favorable as those with employees who are not affiliated with us other than through their employment relationships.

DESCRIPTION OF SECURITIES

        Our authorized capital stock consists of 50,000,000 common shares, par value $1.00 per share, and 10,000,000 preferred shares, par value $1.00 per share, issuable in series. As of November 30, 2003 there were 10,077,287 common shares issued and outstanding held by 352 shareholders of record and 1,364,062 shares of 7.25% Cumulative Convertible Preferred Stock, Series A issued and outstanding held by 490 shareholders of record. All outstanding common and preferred shares are fully paid and nonassessable. The issued common and preferred shares represent non-withdrawable capital, are not accounts of an insurable type, and are not federally insured.

Common Stock

  Voting Rights

        Each holder of common shares is entitled to one vote per share held on any matter submitted to a vote of shareholders. There are no cumulative voting rights in the election of directors.

  Dividends

        Holders of common shares are entitled to receive dividends when and as declared by the board of directors out of funds legally available therefor, provided, however, that the payment of dividends to holders of common shares is subject to the preferential dividend rights of the preferred stock. Cardinal Financial is a corporation separate and distinct from Cardinal Bank. Since most of Cardinal Financial revenues will be received by it in the form of dividends or interest paid by Cardinal Bank our ability to pay dividends will be subject to regulatory restrictions as described in "Government Supervision and Regulation—Payment of Dividends" below.

  No Preemptive or Conversion Rights

        Holders of our common shares (i) do not have preemptive rights to purchase additional shares of any class of our stock and (ii) have no conversion or redemption rights.

  Calls and Assessments

        All of the issued and outstanding common shares are nonassessable.

  Liquidation Rights

        In the event of our liquidation, dissolution or winding up, the holders of common shares (and the holders of any class or series of stock entitled to participate with the common shares in the distribution of assets) shall be entitled to receive, in cash or in kind, our assets available for distribution remaining after payment or provision for payment of our debts and liabilities and distributions or provision for distributions to holders of the preferred stock having preference over the common shares.

Preferred Stock

        Our Articles of Incorporation authorize the board of directors to determine the preferences, limitations and relative rights of any class or series of preferred stock before the issuance of any shares of that class or series. There are currently 10,000,000 authorized shares of preferred stock, par value $1.00 per share, of which 1,412,000 have been designated as the 7.25% Cumulative Convertible Preferred Stock, Series A. A total of 1,411,268 shares of the Series A Preferred Stock were issued. As of November 30, 2003, 47,206 shares of the Series A Preferred Stock have been converted at the election of the holders into common shares and the remaining 1,364,062 shares of Series A Preferred Stock remain outstanding.

  Voting Rights

        The holders of Series A Preferred Stock are not entitled to receive notice of, or to participate in, or to vote on any matter at any meeting of the shareholders, except to the extent that they are afforded a vote by the laws of the Commonwealth of Virginia in existence at the time any matter requiring such a vote shall arise. Under the Virginia Stock Corporation Act, the holders of the Series A Preferred Stock are entitled to notice of any meeting of the shareholders considering matters that affect the fundamental rights of these holders and to vote as a class.

  Dividends

        Holders the Series A Preferred Stock are entitled to receive dividends at the annual rate of $.3625 per share, when and as declared by the board of directors out of funds legally available therefor. This dividend is payable in equal quarterly installments on the last day of March, June, September and December of each year. To the extent that the dividend is not paid when due, it is cumulative and accrues. No dividend can be paid on the common shares unless a proportionate dividend for the same dividend period is declared and paid on the Series A Preferred Stock (or declared and a sufficient sum set apart for the payment of the dividend upon all outstanding shares of the Series A Preferred Stock). Cardinal Financial is a corporation separate and distinct from Cardinal Bank. Since most of our revenues will be received in the form of dividends or interest paid by the bank our ability to pay dividends will be subject to regulatory restrictions as described in "Government Supervision and Regulation—Payment of Dividends" below.

  No Preemptive Rights

        Holders of our Series A Preferred Stock do not have preemptive rights to purchase additional shares of any class of our stock.

  Calls and Assessments

        All of the issued and outstanding shares of Series A Preferred Stock are fully paid and nonassessable.

  Conversion Rights

        The holders of the Series A Preferred Stock have the right at any time to convert any or all of their preferred shares into common shares. The number of common shares into which each Series A preferred share may be converted is equal at any time to the number arrived at by dividing $5.00 by the "Conversion Price" (as defined in our Articles of Incorporation). The Conversion Price is currently $6.65, but is subject to adjustment pursuant to the terms of the Articles of Incorporation.

        If at any time after March 1, 2004, the last sales price of the common shares for 20 consecutive trading days exceeds an amount equal to the product of the then applicable Conversion Price times 1.3, then all outstanding shares of Series A Preferred Stock shall automatically convert into and become common shares.

  Redemption

        At any time after December 31, 2020, we may redeem all or a portion of the outstanding shares of Series A Preferred Stock at a redemption price per share equal to the sum of $5.00 per share and the "Dividends Accrued" (as defined in the articles of incorporation) on a per share basis.

        If, at any time after March 1, 2004, we are involved in a merger, share exchange or similar transaction (not including a merger in which we are the surviving corporation, or a share exchange in which our shares are issued to shareholders of another corporation) which provides that each outstanding Series A preferred share shall be converted into or exchanged for the kind and amount of stock, other securities and property receivable upon such merger, share exchange or similar transaction by a holder of the number of shares of common shares into which such share of Series A Preferred Stock might have been converted immediately prior to the transaction that holders of our common shares approve and holders of the Series A Preferred Stock disapprove, then we may redeem all or any portion of the then outstanding Series A Preferred Stock at a redemption price per share equal to the sum of $5.00 per share and "Dividends Accrued" (as defined in the articles of incorporation) on a per share basis.

  Liquidation Rights

        In the event of any liquidation, dissolution or winding up of Cardinal, the holders of our Series A Preferred Stock shall be entitled to receive, in cash or in kind, $5.00 per share, plus accrued dividends, in cash to be paid out of the assets of Cardinal available for distribution after payment or provision for payment of Cardinal's debts and liabilities and distributions or provision for distributions to holders of any preferred having preference over the Series A Preferred Stock in the liquidation, dissolution or winding up of Cardinal. In the event the assets of Cardinal are insufficient to pay this amount, the assets will be distributed ratably to the holders of the preferred stock and to the holders of other series of stock of equal rank in proportion to the full amounts to which they would otherwise be entitled.

Certain Anti-takeover Effects of Our Articles of Incorporation and Bylaws and Virginia Law

General

        Our articles of incorporation, bylaws and the Virginia Stock Corporation Act contain provisions that could make more difficult an acquisition of us by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage specific types of coercive takeover practices and inadequate takeover bids as well as to encourage persons seeking to acquire control to first negotiate with us. Although these provisions may have the effect of delaying, deferring or preventing a change in control, we believe that the benefits of increased protection through the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the company outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

Classified Board of Directors

        Our articles of incorporation and bylaws divide our board of directors into three classes as nearly equal in number as possible. The members of the board serve staggered three years terms so that at least two annual meetings of shareholders may be required for the shareholders to replace a majority of the board of directors. Under our articles of incorporation, our directors may be removed only for cause and only by the affirmative vote of shareholders holding at least two-thirds of the voting power of our common stock. The classification of our board of directors and the inability of shareholders to remove a director without cause and without at least a two-thirds shareholder vote make it more difficult and time consuming to gain control of our board.

Increasing the Number of Directors

        Under Virginia law, a board of directors may amend or repeal bylaws unless articles of incorporation or other provisions of Virginia law reserve such power exclusively in the shareholders or the shareholders, in adopting or amending particular bylaws, expressly prohibit the board of directors from amending or repealing that bylaw. Our articles of incorporation do not reserve the power to amend the bylaws to increase or decrease the number of directors exclusively to the shareholders and no bylaw, an no amendment thereto, expressly prohibits the board of directors from amending the bylaws to increase or decrease the number of directors. According to Virginia law, our board of directors may amend our bylaws at any time to increase or decrease the number of directors by up to 30% of the number of directors of all classes immediately following the most recent election of directors by the shareholders. In addition, according to our articles of incorporation and bylaws, the newly-created directorships resulting from an increase by not more than two in the number of authorized directors shall be filled by the affirmative vote of a majority of the directors then in office. As a result, if faced with an attempt to take control of our board, our directors may increase the size of the board and install directors opposed to the hostile takeover attempt.

Blank Check Preferred Stock

        As permitted by the Virginia Stock Corporation Act, our board of directors may issue shares of preferred stock without shareholder approval. Our board of directors has the flexibility to deter attempts to gain control of us by including extraordinary voting, dividend, redemption or conversion rights in any preferred stock that it may deem appropriate to issue. We currently do not have plans to issue any shares of capital stock except as set forth in this prospectus or in the ordinary course of business under our equity compensation plans.

Inability of Shareholders to Call Special Meetings

        Pursuant to our bylaws, special meetings of stockholders may be called only by our president, the chairman of our board of directors or by the board of directors. As a result, shareholders are not able to act on matters other than at annual shareholders meetings unless they are able to persuade the president, the chairman or a majority of the board of directors to call a special meeting.

Advance Notification Requirements

        Our bylaws also require a shareholder who desires to nominate a candidate for election to the board of directors or to raise new business at annual shareholders meeting to provide us advance notice of at least 60 days and no more than 90 days before the scheduled date of the annual meeting. Our bylaws further condition the presentation of shareholder nominations for director or proposals for business on compliance with a number of conditions.

Effects of Virginia Anti-Takeover Statutes

        The Virginia Stock Corporation Act contains provisions governing "Affiliated Transactions." Affiliated Transactions include certain mergers and share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an Interested Shareholder (as defined below), or reclassifications, including reverse stock splits, recapitalizations or mergers of the corporation with its subsidiaries which have the effect of increasing the percentage of voting shares beneficially owned by an Interested Shareholder by more than 5%. For purposes of the Virginia Act, an "Interested Shareholder" is defined as any beneficial owner of more than 10% of any class of the voting securities of a Virginia corporation.

        Subject to certain exceptions discussed below, the provisions governing Affiliated Transactions require that, for three years following the date upon which any shareholder becomes an Interested Shareholder, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested Shareholder unless approved by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than the shares beneficially owned by the Interested Shareholder, and by a majority (but not less than two) of the "Disinterested Directors." A Disinterested Director means, with respect to a particular Interested Shareholder, a member of a corporation's board of directors who (i) was a member before the later of January 1, 1988 and the date on which an Interested Shareholder became an Interested Shareholder and (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the board. At the expiration of the three-year period, these provisions require approval of Affiliated Transactions by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than those beneficially owned by the Interested Shareholder.

        The principal exceptions to the special voting requirement apply to Affiliated Transactions occurring after the three-year period has expired and require either that the transaction be approved by a majority of the Disinterested Directors or that the transaction satisfy certain fair price requirements. In general, the fair price requirements provide that the shareholders must receive the highest per share price for their shares as was paid by the Interested Shareholder for his shares or the fair market value of their shares, whichever is higher. They also require that, during the three years preceding the announcement of the proposed Affiliated Transaction, all required dividends have been paid and no special financial accommodations have been accorded the Interested Shareholder unless approved by a majority of the Disinterested Directors.

        None of the foregoing limitations and special voting requirements applies to an Affiliated Transaction with an Interested Shareholder whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the corporation's Disinterested Directors.

        These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholder, a corporation may adopt, by meeting certain voting requirements, an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. We have not adopted such an amendment.

        The Virginia Stock Corporation Act also contains provisions regulating certain "control share acquisitions," which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold percentages (20%, 33/1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless: (i) the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or (ii) the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. These provisions were designed to deter certain takeovers of Virginia public corporations. However, our bylaws contain a provision that makes these provisions inapplicable to acquisitions of our stock.

Limitations on Liability of Officers and Directors

        As permitted by the Virginia Stock Corporation Act, our Articles of Incorporation contain provisions that permit us to indemnify our directors and officers to the full extent permitted by Virginia law and eliminate the personal liability of our directors and officers for monetary damages to us or our shareholders for breach of their fiduciary duties, except to the extent that Virginia law prohibits indemnification or elimination of liability. These provisions do not limit or eliminate our rights or the rights of any shareholder to seek an injunction or any other non-monetary relief in the event of a breach of a director's or officer's fiduciary duty. In addition, these provisions apply only to claims against a director or officer arising out of his or her role as a director or officer and do not relieve a director or officer from liability if he or she engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

        The rights of indemnification provided in our Articles of Incorporation are not exclusive of any other rights that may be available under any insurance or other agreement, by vote of shareholders or disinterested directors or otherwise.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission this type of indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Shares Eligible for Future Sale

        All of the shares that we will issue in this offering will be freely tradable without restriction or registration under the Securities Act, unless acquired by our affiliates or acquired by a person who is subject to the lock-up agreements described in the "Underwriting" section below.

        As of November 30, 2003, we had outstanding 10,077,287 shares of common stock and 1,364,062 shares of 7.25% Cumulative Convertible Preferred Stock, Series A. Of these amounts, approximately 1,009,802 shares of our common stock and 12,314 shares of our preferred stock are held by persons who may be deemed to be our affiliates under the Securities Act. In addition, approximately 849,152 shares of our outstanding common stock may be deemed "restricted securities" within the meaning of Rule 144. Both shares held by our affiliates and shares that are "restricted securities" may be resold by the holders only in transactions registered under the Securities Act or permitted by the provisions of Rule 144.

        Rule 144 under the Securities Act defines an affiliate of an issuer as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act defines the term "control" to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the person whether through the ownership of voting securities, by contract, or otherwise. All of our directors and executive officers will likely be deemed to be affiliates of us.

        In general, under Rule 144, any person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including affiliates, and any affiliate who holds shares sold in a public offering, may sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume of the shares during the four calendar weeks preceding the sale. Rule 144 also requires that the securities must be sold in "brokers' transactions," as defined in the Securities Act, and the person selling the securities may not solicit orders or make any payment in connection with the offer or sale of securities to any person other than the broker who executes the order to sell the securities. After restricted securities are held for two years, a person who is not deemed an affiliate of us may sell shares under Rule 144 without regard to the volume and manner of sale limitations described above. Sales of shares by our affiliates will continue to be subject to the volume and manner of sale limitations.

        We cannot predict the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of shares, or the perception that such sales could occur, could adversely affect the prevailing market price of the shares.

Reports to Shareholders

        We furnish annual reports to shareholders which include audited financial statements reported on by our independent accountants. We will continue to comply with the periodic reporting requirements imposed by the Securities Exchange Act of 1934 as long as such requirements apply to us. In addition, we furnish quarterly reports to shareholders containing unaudited financial statements for each quarter of each fiscal year.

GOVERNMENT SUPERVISION AND REGULATION

General

        As a bank holding company, we are subject to regulation under the Bank Holding Company Act of 1956, as amended, and the examination and reporting requirements of the Board of Governors of the Federal Reserve System. Other federal and state laws govern the activities of our bank subsidiary, including the activities in which it may engage, the investments that it makes, the aggregate amount of loans that it may grant to one borrower, and the dividends it may declare. Our bank subsidiary is also subject to various consumer and compliance laws. As a national bank, Cardinal Bank, N.A., is subject to primary regulation, supervision and examination by the Office of the Comptroller of the Currency. Our bank subsidiary also is subject to regulation, supervision and examination by the Federal Deposit Insurance Corporation.

        The following description summarizes the significant federal and state laws applicable to us. To the extent that statutory or regulatory provisions are described, the description is qualified in its entirety by reference to that particular statutory or regulatory provision.

The Bank Holding Company Act

        Under the Bank Holding Company Act, we are subject to periodic examination by the Federal Reserve and required to file periodic reports regarding our operations and any additional information that the Federal Reserve may require. Our activities at the bank holding company level are limited to:

  •
  banking, managing or controlling banks;

  •
  furnishing services to or performing services for our subsidiary; and

  •
  engaging in other activities that the Federal Reserve has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

        Some of the activities that the Federal Reserve Board has determined by regulation to be proper incidents to the business of a bank holding company include making or servicing loans and specific types of leases, performing specific data processing services and acting in some circumstances as a fiduciary or investment or financial adviser.

        With some limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

  •
  acquiring substantially all the assets of any bank;

  •
  acquiring direct or indirect ownership or control of any voting shares of any bank if after such acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares); or

  •
  merging or consolidating with another bank holding company.

        In addition, and subject to some exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with their regulations, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction. The regulations provide a procedure for challenging this rebuttable control presumption.

        In November 1999, Congress enacted the Gramm-Leach-Bliley Act, which made substantial revisions to the statutory restrictions separating banking activities from other financial activities. Under the GLBA, bank holding companies that are well-capitalized and well-managed and meet other conditions can elect to become "financial holding companies." As financial holding companies, they and their subsidiaries are permitted to acquire or engage in previously impermissible activities such as insurance underwriting, securities underwriting and distribution, travel agency activities, insurance agency activities, merchant banking and other activities that the Federal Reserve determines to be financial in nature or complementary to these activities. Financial holding companies continue to be subject to the overall oversight and supervision of the Federal Reserve, but the GLBA applies the concept of functional regulation to the activities conducted by subsidiaries. For example, insurance activities would be subject to supervision and regulation by state insurance authorities. Although we have not elected to become a financial holding company in order to exercise the broader activity powers provided by the GLBA, we will likely elect do so in the future.

Payment of Dividends

        We are a legal entity separate and distinct from our banking and other subsidiaries. Virtually all of our revenues will result from dividends paid to us by our bank subsidiary. Our bank subsidiary is subject to laws and regulations that limit the amount of dividends that it can pay. Under the National Bank Act, a national bank may not declare a dividend in excess of its undivided profits, which means that our national bank subsidiary must recover any start-up losses before it may pay a dividend to us. Additionally, our national bank subsidiary may not declare a dividend if the total amount of all dividends, including the proposed dividend, declared by the national bank in any calendar year exceeds the total of the national bank's retained net income of that year to date, combined with its retained net income of the two preceding years, unless the dividend is approved by the OCC. Our national bank subsidiary may not declare or pay any dividend if, after making the dividend, the national bank would be "undercapitalized," as defined in the federal regulations.

        Both the OCC and the FDIC have the general authority to limit the dividends paid by national banks and insured banks if the payment is deemed an unsafe and unsound practice. Both the OCC and the FDIC have indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice.

        In addition, we are subject to certain regulatory requirements to maintain capital at or above regulatory minimums. These regulatory requirements regarding capital affect our dividend policies. Banking regulators have indicated that banking organizations should generally pay dividends only if the organization's net income available to common shareholders over the past year has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. Virginia law also imposes some restrictions on our ability to pay dividends. See "Description of Securities" above.

Insurance of Accounts, Assessments and Regulation by the FDIC

        The deposits of our bank subsidiary are insured by the FDIC up to the limits set forth under applicable law. The deposits of our bank subsidiary are subject to the deposit insurance assessments of the Bank Insurance Fund, or "BIF", of the FDIC.

        The FDIC has implemented a risk-based deposit insurance assessment system under which the assessment rate for an insured institution may vary according to regulatory capital levels of the institution and other factors, including supervisory evaluations. For example, depository institutions insured by the BIF that are "well capitalized" and that present few or no supervisory concerns are required to pay only the statutory minimum assessment of $2,000 annually for deposit insurance, while all other banks are required to pay premiums ranging from 0.03% to 0.27% of domestic deposits. These rate schedules are subject to future adjustments by the FDIC. In addition to being influenced by the risk profile of the particular depository institution, FDIC premiums are also influenced by the size of the FDIC insurance fund in relation to total deposits in FDIC insured banks. The FDIC has authority to impose special assessments from time to time.

        The FDIC is authorized to prohibit any BIF-insured institution from engaging in any activity that the FDIC determines by regulation or order to pose a serious threat to the respective insurance fund. Also, the FDIC may initiate enforcement actions against banks, after first giving the institution's primary regulatory authority an opportunity to take such action. The FDIC may terminate the deposit insurance of any depository institution if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed in writing by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. We are not aware of any existing circumstances that could result in termination of any of our bank subsidiary's deposit insurance.

Capital Requirements

        Each of the OCC and the Federal Reserve Board has issued risk-based and leverage capital guidelines applicable to banking organizations that it supervises. Under the risk-based capital requirements, we and our bank subsidiary are each generally required to maintain a minimum ratio of total capital to risk-weighted assets (including specific off-balance sheet activities, such as standby letters of credit) of 8%. At least half of the total capital must be composed of "Tier 1 Capital", which is defined as common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles. The remainder may consist of "Tier 2 Capital", which is defined as specific subordinated debt, some hybrid capital instruments and other qualifying preferred stock and a limited amount of the loan loss allowance. In addition, each of the federal banking regulatory agencies has established minimum leverage capital requirements for banking organizations. Under these requirements, banking organizations must maintain a minimum ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% to 5%, subject to federal bank regulatory evaluation of an organization's overall safety and soundness. In sum, the capital measures used by the federal banking regulators are:

  •
  the Total Risk-Based Capital ratio, which is the total of Tier 1 Risk-Based Capital and Tier 2 capital;

  •
  the Tier 1 Risk-Based Capital ratio; and

  •
  the leverage ratio.

        Under these regulations, a national bank will be:

  •
  "well capitalized" if it has a Total Risk-Based Capital ratio of 10% or greater, a Tier 1 Risk-Based Capital ratio of 6% or greater, a leverage ratio of 5% or greater, and is not subject to any written agreement, order, capital directive, or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure;

  •
  "adequately capitalized" if it has a Total Risk-Based Capital ratio of 8% or greater, a Tier 1 Risk-Based Capital ratio of 4% or greater, and a leverage ratio of 4% or greater—or 3% in certain circumstances—and is not well capitalized;

  •
  "undercapitalized" if it has a Total Risk-Based Capital ratio of less than 8%, a Tier 1 Risk-Based Capital ratio of less than 4% (or 3% in certain circumstances), or a leverage ratio of less than 4% (or 3% in certain circumstances).

  •
  "significantly undercapitalized" if it has a Total Risk-Based Capital ratio of less than 6%, a Tier 1 Risk-Based Capital ratio of less than 3%, or a leverage ratio of less than 3%; or

  •
  "critically undercapitalized" if its tangible equity is equal to or less than 2% of tangible assets.

        The risk-based capital standards of each of the OCC and the Federal Reserve Board explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a banking organization's capital adequacy.

        The OCC and the FDIC may take various corrective actions against any undercapitalized bank and any bank that fails to submit an acceptable capital restoration plan or fails to implement a plan accepted by the OCC or the FDIC. These powers include, but are not limited to, requiring the institution to be recapitalized, prohibiting asset growth, restricting interest rates paid, requiring prior approval of capital distributions by any bank holding company that controls the institution, requiring divestiture by the institution of its subsidiaries or by the holding company of the institution itself, requiring new election of directors, and requiring the dismissal of directors and officers. Our bank subsidiary presently maintains sufficient capital to remain in compliance with these capital requirements.

Other Safety and Soundness Regulations

        There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance funds in the event that the depository institution is insolvent or is in danger of becoming insolvent. These obligations and restrictions are not for the benefit of investors. Regulators may pursue an administrative action against any bank holding company or national bank which violates the law, engages in an unsafe or unsound bank practice or which is about to engage in an unsafe and unsound banking practice. The administrative action could take the form of a cease and desist proceeding, a removal action against the responsible individuals or, in the case of a violation of law or unsafe and unsound banking practice, a civil money penalty action. A cease and desist order, in addition to prohibiting certain action, could also require that certain action be undertaken. Under the policies of the Federal Reserve Board, we are required to serve as a source of financial strength to our subsidiary depository institution and to commit resources to support the bank in circumstances where we might not do so otherwise.

Interstate Banking and Branching

        Current federal law authorizes interstate acquisitions of banks and bank holding companies without geographic limitation. Effective June 1, 1997, a bank headquartered in one state is authorized to merge with a bank headquartered in another state, as long as neither of the states had opted out of such interstate merger authority prior to such date. For example, as a bank headquartered in Virginia, we may acquire a bank or branch in Maryland, but we cannot simply establish a branch in Maryland. After a bank has established a branch in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where a bank headquartered in that state could have established or acquired branches under applicable federal or state law.

Monetary Policy

        The commercial banking business is affected not only by general economic conditions but also by the monetary policies of the Federal Reserve Board. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in United States government securities, changes in the discount rate on member bank borrowing and changes in reserve requirements against deposits held by all federally insured banks. The Federal Reserve Board's monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. In view of changing conditions in the national and international economy and in the money markets, as well as the effect of actions by monetary fiscal authorities, including the Federal Reserve Board, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of our bank subsidiary.

Federal Reserve System

        In 1980, Congress enacted legislation that imposed reserve requirements on all depository institutions that maintain transaction accounts or nonpersonal time deposits. NOW accounts, money market deposit accounts and other types of accounts that permit payments or transfers to third parties fall within the definition of transaction accounts and are subject to these reserve requirements, as are any nonpersonal time deposits at an institution. For net transaction accounts in 2003, the first $5.7 million will be exempt from reserve requirements. A 3% reserve ratio will be assessed on net transaction accounts over $5.7 million to and including $41.3 million. A 10% reserve ratio will be applied to net transaction accounts in excess of $41.3 million. These percentages are subject to adjustment by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a non-interest-bearing account at, or on behalf of, a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets.

Transactions with Affiliates

        Transactions between banks and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any bank or entity that controls, is controlled by or is under common control with such bank. Generally, Section 23A (i) limits the extent to which the bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital stock and surplus, and maintain an aggregate limit on all such transactions with affiliates to an amount equal to 20% of such capital stock and surplus, and (ii) requires that all such transactions be on terms substantially the same, or at least as favorable, to the bank as those provided to a nonaffiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar other types of transactions. Section 23B applies to "covered transaction" as well as sales of assets and payments of money to an affiliate. These transactions must also be conducted on terms substantially the same, or at least as favorable, to the bank as those provided to nonaffiliates.

Loans to Insiders

        The Federal Reserve Act and related regulations impose specific restrictions on loans to directors, executive officers and principal shareholders of banks. Under Section 22(h) of the Federal Reserve Act, any loan to a director, an executive officer and to a principal shareholder of a bank, and to entities controlled by any of the foregoing, may not exceed, together with all other outstanding loans to such person and the entities controlled by such person, the bank's loan-to-one borrower limit. Loans in the aggregate to insiders and their related interests as a class may not exceed two times the bank's unimpaired capital and unimpaired surplus until the bank's total assets equal or exceed $100,000,000, at which time the aggregate is limited to the bank's unimpaired capital and unimpaired surplus. Section 22(h) also prohibits loans, above amounts prescribed by the appropriate federal banking agency, to directors, executive officers and principal shareholders of a bank or bank holding company, and to entities controlled by such persons, unless such loans are approved in advance by a majority of the board of directors of the bank with any "interested" director not participating in the voting. The OCC has prescribed the loan amount, which includes all other outstanding loans to such person, as to which such prior board of director approval is required, as being the greater of $25,000 or 5% of capital and surplus (up to $500,000). Section 22(h) requires that loans to directors, executive officers and principal shareholders be made on terms and underwriting standards substantially the same as offered in comparable transactions to other persons.

Community Reinvestment Act

        Under the Community Reinvestment Act and related regulations, depository institutions have an affirmative obligation to assist in meeting the credit needs of their market areas, including low and moderate-income areas, consistent with safe and sound banking practice. The Community Reinvestment Act requires the adoption by each institution of a Community Reinvestment Act statement for each of its market areas describing the depository institution's efforts to assist in its community's credit needs. Depository institutions are periodically examined for compliance with the Community Reinvestment Act and are periodically assigned ratings in this regard. Banking regulators consider a depository institution's Community Reinvestment Act rating when reviewing applications to establish new branches, undertake new lines of business, and/or acquire part or all of another depository institution. An unsatisfactory rating can significantly delay or even prohibit regulatory approval of a proposed transaction by a bank holding company or its depository institution subsidiaries.

        The Gramm-Leach-Bliley Act and federal bank regulators have made various changes to the Community Reinvestment Act. Among other changes, Community Reinvestment Act agreements with private parties must be disclosed and annual reports must be made to a bank's primary federal regulatory. A bank holding company will not be permitted to become a financial holding company and no new activities authorized under the GLBA may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a "satisfactory" rating in its latest Community Reinvestment Act examination.

Fair Lending; Consumer Laws

        In addition to the Community Reinvestment Act, other federal and state laws regulate various lending and consumer aspects of the banking business. Governmental agencies, including the Department of Housing and Urban Development, the Federal Trade Commission and the Department of Justice, have become concerned that prospective borrowers experience discrimination in their efforts to obtain loans from depository and other lending institutions. These agencies have brought litigation against depository institutions alleging discrimination against borrowers. Many of these suits have been settled, in some cases for material sums, short of a full trial.

        Recently, these governmental agencies have clarified what they consider to be lending discrimination and have specified various factors that they will use to determine the existence of lending discrimination under the Equal Credit Opportunity Act and the Fair Housing Act, including evidence that a lender discriminated on a prohibited basis, evidence that a lender treated applicants differently based on prohibited factors in the absence of evidence that the treatment was the result of prejudice or a conscious intention to discriminate, and evidence that a lender applied an otherwise neutral non-discriminatory policy uniformly to all applicants, but the practice had a discriminatory effect, unless the practice could be justified as a business necessity.

        Banks and other depository institutions also are subject to numerous consumer-oriented laws and regulations. These laws, which include the Truth in Lending Act, the Truth in Savings Act, the Real Estate Settlement Procedures Act, the Electronic Funds Transfer Act, the Equal Credit Opportunity Act, and the Fair Housing Act, require compliance by depository institutions with various disclosure requirements and requirements regulating the availability of funds after deposit or the making of some loans to customers.

Gramm-Leach-Bliley Act of 1999

        The Gramm-Leach-Bliley Act of 1999 was signed into law on November 12, 1999. The GLBA covers a broad range of issues, including a repeal of most of the restrictions on affiliations among depository institutions, securities firms and insurance companies. Most of its provisions require the federal bank regulatory agencies and other regulatory bodies to adopt implementing regulations, and for that reason an assessment of the full impact of the GLBA on us must await completion of that regulatory process. The following description summarizes some of its significant provisions.

        The GLBA repeals sections 20 and 32 of the Glass-Steagall Act, thus permitting unrestricted affiliations between banks and securities firms. It also permits bank holding companies to elect to become financial holding companies. A financial holding company may engage in or acquire companies that engage in a broad range of financial services, including securities activities such as underwriting, dealing, investment, merchant banking, insurance underwriting, sales and brokerage activities. In order to become a financial holding company, the bank holding company and all of its affiliated depository institutions must be well-capitalized, well-managed and have at least a satisfactory Community Reinvestment Act rating.

        The GLBA provides that the states continue to have the authority to regulate insurance activities, but prohibits the states in most instances from preventing or significantly interfering with the ability of a bank, directly or through an affiliate, to engage in insurance sales, solicitations or cross-marketing activities. Although the states generally must regulate bank insurance activities in a nondiscriminatory manner, the states may continue to adopt and enforce rules that specifically regulate bank insurance activities in specific areas identified under the law. Under the new law, the federal bank regulatory agencies adopted insurance consumer protection regulations that apply to sales practices, solicitations, advertising and disclosures.

        The GLBA adopts a system of functional regulation under which the Federal Reserve Board is designated as the umbrella regulator for financial holding companies, but financial holding company affiliates are principally regulated by functional regulators such as the OCC for national bank affiliates, the Securities and Exchange Commission for securities affiliates, and state insurance regulators for insurance affiliates. It repeals the broad exemption of banks from the definitions of "broker" and "dealer" for purposes of the Securities Exchange Act of 1934, as amended. It also identifies a set of specific activities, including traditional bank trust and fiduciary activities, in which a bank may engage without being deemed a "broker," and a set of activities in which a bank may engage without being deemed a "dealer." Additionally, the new law makes conforming changes in the definitions of "broker"

and "dealer" for purposes of the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended.

        The GLBA contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, both at the inception of the customer relationship and on an annual basis, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. The new law provides that, except for specific limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. An institution may not disclose to a non-affiliated third party, other than to a consumer reporting agency, customer account numbers or other similar account identifiers for marketing purposes. The GLBA also provides that the states may adopt customer privacy protections that are more strict than those contained in the act.

Future Regulatory Uncertainty

        Because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, we cannot forecast how federal regulation of financial institutions may change in the future and impact our operations. Although Congress in recent years has sought to reduce the regulatory burden on financial institutions with respect to the approval of specific transactions, we fully expect that the financial institution industry will remain heavily regulated in the near future and that additional laws or regulations may be adopted further regulating specific banking practices.

UNDERWRITING

        Subject to the terms and conditions in the underwriting agreement dated                        , 2003, the underwriters named below, for whom Raymond James & Associates, Inc. and Legg Mason Wood Walker, Incorporated are acting as representative, have severally agreed to purchase from us the respective number of shares of our common stock set forth opposite their names below:

Underwriters	Number of Shares
Raymond James & Associates, Inc.
Legg Mason Wood Walker, Incorporated

Total	5,250,000

        The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the common stock offered by this prospectus are subject to approval by their counsel of legal matters and to other conditions set forth in the underwriting agreement. The underwriters are obligated to purchase and accept delivery of all of the shares of common stock offered by this prospectus, if any are purchased, other than those covered by the over-allotment option described below.

        The underwriters propose to offer the common stock directly to the public at the public offering price indicated on the cover page of this prospectus and to various dealers at that price less a concession not to exceed $                              per share, of which $                              may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the underwriters. No reduction will change the amount of proceeds to be received by us as indicated on the cover page of this prospectus. The shares of common stock are offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

        We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase from time to time up to an aggregate of 787,500 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discount. If the underwriters exercise their over-allotment option to purchase any of the additional 787,500 shares, each underwriter, subject to certain conditions, will become obligated to purchase its pro rata portion of these additional shares based on the underwriter's percentage purchase commitment in this offering as indicated in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered by this prospectus are being sold. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

        At our request, the underwriters have reserved up to 525,000 shares of our common stock offered by this prospectus for sale to our directors and officers at the public offering price set forth on the cover page of this prospectus. These persons must commit to purchase from an underwriter or selected dealer at the same time as the general public. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares purchased by our directors or executive officers will be subject to the lock-up agreements described on the following page. We are not making loans to these officers or directors to purchase such shares.

        The following table summarizes the underwriting compensation to be paid to the underwriters by us. These amounts assume both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares. We estimate that the total expenses payable by us in connection with this offering, other than the underwriting discount referred to below, will be approximately $257,000.

	Per Share	Without Option	With Option
Underwriting discount payable by us

        We have agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

        Subject to specified exceptions, each of our directors and our executive officers has agreed, for a period of 90 days after the date of this prospectus, without the prior written consent of Raymond James & Associates, Inc., not to offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock. This agreement also precludes any hedging collar or other transaction designed or reasonably expected to result in a disposition of our common stock or securities convertible into or exercisable or exchangeable for our common stock.

        In addition, we have agreed that, for 90 days after the date of this prospectus, we will not, directly or indirectly, without the prior written consent of Raymond James & Associates, Inc., issue, sell, contract to sell, or otherwise dispose of or transfer, any of our common stock or securities convertible into, exercisable for or exchangeable for our common stock, or enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of our common stock or securities convertible into, exercisable for or exchangeable for our common stock, except for our sale of common stock in this offering, and the issuance of options or shares of common stock under our existing incentive stock plans, employee benefit plans or dividend reinvestment and stock purchase plan.

        Until this offering is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase shares of our common stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of our common stock. These transactions may include short sales, stabilizing transactions, purchases to cover positions created by short sales and passive market making. Short sales involve the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. In passive market making, the underwriter, in its capacity as market maker in the common stock, may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

        The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters without notice at any time. These transactions may be effected on the Nasdaq SmallCap Market or otherwise.

        Our common stock is listed on the Nasdaq SmallCap Market under the symbol "CFNL." We have applied for listing our common stock on the Nasdaq National Market and expect our common stock to be approved for trading subject to the issuance of the shares in this offering.

        Certain representatives of the underwriters or their affiliates may in the future perform investment banking and other financial services for us and our affiliates for which they may receive advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services.

        Through its affiliate, Raymond James Financial Services, Inc., Raymond James & Associates, Inc. has agreed to pay a portion of its underwriting discount, up to approximately $75,000, to Cardinal Wealth Services, Inc. as a finder's fee. Mr. Rex Wagner, the President and CEO of Cardinal Wealth Services, Inc., introduced Raymond James & Associates, Inc. to the company. Mr. Wagner is a registered representative of Raymond James Financial Services, Inc.

LEGAL MATTERS

        The validity of the shares of our common stock offered and certain other legal matters will be passed upon by Williams Mullen, Richmond, Virginia. Certain legal matters relating to this offering are being passed upon for the underwriters by Vedder, Price, Kaufman & Kammholz, P.C., Chicago, Illinois.

EXPERTS

        The consolidated financial statements of Cardinal Financial Corporation and subsidiaries as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the SEC's public reference room facility located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including us, that file documents with the SEC electronically through the SEC's electronic data gathering, analysis and retrieval system known as EDGAR. Our SEC filings are also available on our web site at http://www.cardinalbank.com.

        This prospectus is part of a registration statement filed by us with the SEC. Because the rules and regulations of the SEC allow us to omit certain portions of the registration statement from this prospectus, this prospectus does not contain all the information set forth in the registration statement. You may review the registration statement and the exhibits filed with such registration statement for further information regarding us and the shares of our common stock being sold by this prospectus. The registration statement and its exhibits may be inspected at the public reference facility of the SEC at the locations described above.

CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CONDITION

September 30, 2003 and December 31, 2002

(Dollars in thousands, except share data)

	September 30, 2003	December 31, 2002
	(Unaudited)
Assets
Cash and due from banks	$9,332	$27,465
Federal funds sold	10,748	35,906

Total cash and cash equivalents	20,080	63,371
Investment securities available-for-sale	97,174	163,665
Investment securities held-to-maturity	145,892	—

Total investment securities	243,066	163,665
Other investments	3,748	1,615
Loans held for sale	785	—
Loans receivable, net of fees	290,811	249,106
Allowance for loan losses	(3,943)	(3,372)

Loans receivable, net	286,868	245,734
Premises and equipment, net	5,040	4,942
Goodwill	646	646
Accrued interest and other assets	3,115	6,350

Total assets	$563,348	$486,323

Liabilities and Shareholders' Equity
Deposits	$459,211	$423,479
Other borrowed funds	62,753	2,000
Accrued interest and other liabilities	2,253	20,132

Total liabilities	524,217	445,611
Preferred stock, $1 par value, 10,000,000 shares authorized: Series A preferred stock, cumulative convertible, 1,364,062 and 1,364,684 shares outstanding in 2003 and 2002, respectively	1,364	1,365
Common stock, $1 par value, 50,000,000 shares authorized, 10,076,887 and 10,044,345 shares outstanding in 2003 and 2002, respectively	10,077	10,044
Additional paid-in capital	51,341	51,231
Accumulated deficit	(22,716)	(24,273)
Accumulated other comprehensive income (loss)	(935)	2,345

Total shareholders' equity	39,131	40,712

Total liabilities and shareholders' equity	$563,348	$486,323

See accompanying notes to consolidated financial statements.

CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the nine months ended September 30, 2003 and 2002

(Dollars in thousands, except per share data)

	Nine Months Ended September 30,
	2003	2002
	(Unaudited)	(Unaudited)
Interest income:
Loans receivable	$12,298	$10,967
Federal funds sold	98	613
Investment securities available-for-sale	4,047	3,284
Investment securities held-to-maturity	1,207	—
Other investments	90	53

Total interest income	17,740	14,917
Interest expense:
Deposits	6,528	6,834
Other borrowed funds	470	208

Total interest expense	6,998	7,042

Net interest income	10,742	7,875
Provision for loan losses	602	134

Net interest income after provision for loan losses	10,140	7,741
Non-interest income:
Service charges on deposit accounts	467	363
Loan service charges	342	286
Investment fee income	473	754
Net gain on sales of loans	259	50
Net realized gain on investment securities available-for-sale	1,201	121
Net gain on sales of assets	—	39
Other income	252	280

Total non-interest income	2,994	1,893
Non-interest expense:
Salary and benefits	4,861	4,176
Occupancy	1,093	729
Professional fees	872	727
Depreciation	731	555
Writedown on corporate bond impairment	—	1,660
Amortization and writedown of intangibles	—	22
Other operating expenses	3,649	2,503

Total non-interest expense	11,206	10,372

Net income (loss) before income taxes	1,928	(738)
Provision for income taxes	—	—

Net income (loss)	$1,928	$(738)

Dividends to preferred shareholders	371	371

Net income (loss) to common shareholders	$1,557	$(1,109)

Basic and diluted income (loss) per common share	$0.15	$(0.15)

Weighted-average common shares outstanding—basic	10,058	7,243

Weighted-average common shares outstanding—diluted	10,249	7,243

See accompanying notes to consolidated financial statements.

CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the nine months ended September 30, 2003 and 2002

(Dollars in thousands)

	Nine Months Ended September 30,
	2003	2002
	(Unaudited)	(Unaudited)
Net income (loss)	$1,928	$(738)
Other comprehensive income (loss):
Unrealized gain on available-for-sale investment securities:
Unrealized holding gain (loss) arising during the period	(2,079)	2,843
Less: reclassification adjustment for gains included in net income (loss)	1,201	121

Comprehensive income (loss)	$(1,352)	$1,984

See accompanying notes to consolidated financial statements.

CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the nine months ended September 30, 2003 and 2002

(Amounts in thousands)

(Unaudited)

	Preferred Shares	Preferred Stock	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2001	1,365	$1,365	4,294	$4,294	$38,488	$(23,249)	$(274)	$20,624
Dividends on preferred stock	—	—	—	—	—	(371)	—	(371)
Rights offering shares issued	—	—	2,437	2,437	5,462	—	—	7,899
Public offering shares issued	—	—	3,313	3,313	7,281	—	—	10,594
Change in unrealized loss on investment securities available-for-sale	—	—	—	—	—	—	2,722	2,722
Net loss	—	—	—	—	—	(738)	—	(738)

Balance, September 30, 2002	1,365	$1,365	10,044	$10,044	$51,231	$(24,358)	$2,448	$40,730

Balance, December 31, 2002	1,365	$1,365	10,044	$10,044	$51,231	$(24,273)	$2,345	$40,712
Stock options exercised	—	—	32	32	110	—	—	142
Dividends on preferred stock	—	—	—	—	—	(371)	—	(371)
Preferred stock converted to common stock	(1)	(1)	1	1	—	—	—	—
Change in unrealized gain on investment securities available-for-sale	—	—	—	—	—	—	(3,280)	(3,280)
Net income	—	—	—	—	—	1,928	—	1,928

Balance, September 30, 2003	1,364	$1,364	10,077	$10,077	$51,341	$(22,716)	$(935)	$39,131

See accompanying notes to consolidated financial statements.

CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine months ended September 30, 2003 and 2002

(Dollars in thousands)

	Nine Months Ended September 30,
	2003	2002
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$1,928	$(738)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	731	555
Amortization of intangibles, premiums and discounts	1,719	626
Provision for loan losses	602	134
Originations of loans held for sale	(30,318)	(4,369)
Proceeds from the sale of loans held for sale	29,792	9,038
Writedown on corporate bond impairment	—	1,660
Gain on sale of loans held for sale	(259)	(50)
Gain on sale of investment securities available-for-sale	(1,201)	(121)
Gain on sale of other assets	—	(39)
(Increase) decrease in accrued interest and other assets	3,235	(715)
Decrease in accrued interest and other liabilities	(17,879)	(1,708)

Net cash provided by (used in) operating activities	(11,650)	4,273

Cash flows from investing activities:
Purchase of premises and equipment	(829)	(88)
Proceeds from sale, maturity and call of investment securities	88,535	16,053
Proceeds from sale of other investments	350	188
Purchase of investment securities	(222,938)	(131,129)
Purchase of other investments	(2,483)	(184)
Redemptions of investment securities	51,204	11,736
Net increase in loans receivable	(41,736)	(15,335)

Net cash used in investing activities	(127,897)	(118,759)

Cash flows from financing activities:
Net increase in deposits	35,732	157,644
Net increase (decrease) in other borrowed funds	60,753	(8,824)
Proceeds from rights offering	—	7,899
Proceeds from public offering	—	10,594
Stock options exercised	142	—
Dividends on preferred stock	(371)	(371)

Net cash provided by financing activities	96,256	166,942

Net increase (decrease) in cash and cash equivalents	(43,291)	52,456
Cash and cash equivalents at beginning of period	63,371	34,459

Cash and cash equivalents at end of period	$20,080	$86,915

Supplemental disclosure of cash flow information:
Cash paid during period for interest	$6,924	$6,947

See accompanying notes to consolidated financial statements.

CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1

Organization

        Cardinal Financial Corporation (the "Company") was incorporated November 24, 1997 under the laws of the Commonwealth of Virginia as a bank holding company whose activities consist of investment in its wholly-owned subsidiaries. The Company opened Cardinal Bank, N.A. in 1998 and Cardinal Wealth Services, Inc., an investment services subsidiary, in 1999. In 1999, the Company opened two additional banking subsidiaries and, in late 2000, completed an acquisition of Heritage Bancorp, Inc. and its banking subsidiary, The Heritage Bank. These banking subsidiaries were consolidated into Cardinal Bank, N.A. as of March 1, 2002.

Basis of Presentation

        In the opinion of management, the accompanying consolidated financial statements have been prepared in accordance with the requirements of Regulation S-X, Article 10. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. However, all adjustments that are, in the opinion of management, necessary for a fair presentation have been included. The results of operations for the nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the full year ending December 31, 2003. The unaudited interim financial statements should be read in conjunction with the audited financial statements and notes to financial statements that are presented in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2002 (the "2002 Form 10-KSB").

Stock Based Compensation

        At September 30, 2003, the Company had two stock-based employee compensation plans, the 1999 Stock Option Plan and the 2002 Equity Compensation Plan. These plans are described more fully in Footnote 14 of the 2002 Form 10-KSB.

        As permitted under Statement of Financial Accounting Standards ("SFAS") No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, which amended SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to continue to follow the intrinsic value method in accounting for its stock-based employee compensation arrangements as defined by Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations including Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB No. 25. The following table illustrates the effect on net income (loss) and earnings (loss) per common share as if the

Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	Nine Months Ended September 30,
	2003	2002
	(Dollars in thousands, except per share data)
Net income (loss) to common shareholders	$1,557	$(1,109)
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards	(434)	(218)

Pro forma net income (loss)	$1,123	$(1,327)

Earnings (loss) per common share:
Basic—as reported	$0.15	$(0.15)
Basic—as pro forma	0.11	(0.18)
Diluted—as reported	0.15	(0.15)
Diluted—as pro forma	0.11	(0.18)

        The weighted average per share fair values of grants made for the nine months ended September 30, 2003 September 30, 2003 was $2.12. The weighted average per share fair values of grants made for the nine months ended September 30, 2002 was $2.12. The fair values of the options granted were estimated on on the grant date using the Black—Scholes option—pricing model based on the following weighted average assumptions:

	Nine Months Ended September 30,
	2003	2002
Estimated option life	10 years	10 years
Risk free interest rate	3.96%	4.25%
Expected volatility	20.40	20.40
Expected dividend yield	0.00	0.00

        There were 374,250 options granted during the nine months ended September 30, 2003. Of those grants issued, 92,100 immediately vested on the grant date.

Note 2

Segment Disclosures

        The Company operates and reports in two business segments, banking and investment advisory services. The banking segment encompasses the operations of Cardinal Bank, N.A. and includes both commercial and consumer lending and provides customers such products as commercial loans, real estate loans, and other business financing and consumer loans. In addition, this segment also provides customers with several choices of deposit products including demand deposit accounts, savings accounts and certificates of deposit. The investment services segment includes Cardinal Wealth Services, Inc., which provides investment advisory services to businesses and individuals, including financial planning and retirement/estate planning, through an affiliation with Raymond James Financial Services, Inc., a registered investment advisor.

        Information about each reportable segment, and reconciliation of such information to the consolidated financial statements as of and for the nine months ended September 30, 2003 and 2002, follows:

For the Nine Months Ended September 30, 2003:

	Commercial Banking	Investment Advisory	Intersegment Elimination	Other	Consolidated
	(Dollars in thousands)
Net interest income	$10,666	$—	$—	$76	$10,742
Provision for loan losses	602	—	—	—	602
Non-interest income	2,521	473	—	—	2,994
Non-interest expense	9,801	548	—	857	11,206

Net income (loss)	$2,784	$(75)	$—	$(781)	$1,928

Total assets	$560,418	$229	$(36,759)	$39,460	$563,348

For the Nine Months Ended September 30, 2002:

	Commercial Banking	Investment Advisory	Intersegment Elimination	Other	Consolidated
	(Dollars in thousands)
Net interest income	$7,824	$—	$—	$51	$7,875
Provision for loan losses	134	—	—	—	134
Non-interest income	1,066	756	—	71	1.893
Non-interest expense	9,068	914	—	390	10,372

Net income (loss)	$(312)	$(158)	$—	$(268)	$(738)

Total assets	$443,511	$332	$(38,192)	$41,151	$446,802

        The Company does not have any operating segments other than those reported. Parent company financial information is included in the "Other" category above and represents the overhead function rather than an operating segment. The Parent's most significant assets are its net investments in its subsidiaries. The parent company's net interest income is comprised of interest income from federal funds sold and other investments.

Note 3

Earnings (Loss) Per Common Share

        The following table discloses the calculation of basic and diluted earnings (loss) per common share for the nine months ended September 30, 2003 and 2002. Stock options outstanding as of September 30, 2003 and 2002 were 861,237 and 573,073, respectively. Stock options issued, which were not included in the calculation of diluted earnings per share because the exercise prices were greater than the average market price, were 15,507 for the nine months ended September 30, 2003. Because the Company reported a net loss to common shareholders for the nine months ended September 30, 2002, all stock options issued as of that date have an anti-dilutive effect and, therefore, have been excluded from the earnings (loss) per common share calculation for the period.

	Nine Months Ended September 30,
	2003	2002
	(Dollars in thousands, except share and per share data)
Net income (loss)	$1,928	$(738)
Dividends to preferred shareholders	371	371

Net income (loss) to common shareholders	$1,557	$(1,109)

Weighted average common shares for basic	10,058,202	7,243,053
Weighted average common shares for diluted	10,249,184	7,243,053
Basic and diluted earnings (loss) per common share	$0.15	$(0.15)

Note 4

Goodwill

        At September 30, 2003, goodwill of $646,000 represented the remaining balance attributable to the purchase of Heritage Bancorp, Inc., acquired in September 2000. In 2002, the Company evaluated impairment of goodwill under SFAS No. 142, Goodwill and Other Intangible Assets. No events have occurred that indicate an impairment of goodwill exists since our 2002 annual impairment test.

        At September 30, 2003 and December 31, 2002, the Company had no other intangible assets.

INDEPENDENT AUDITORS' REPORT OF KPMG LLP

The Board of Directors and Shareholders
Cardinal Financial Corporation and subsidiaries:

        We have audited the accompanying consolidated statements of condition of Cardinal Financial Corporation and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cardinal Financial Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

McLean, Virginia
January 15, 2003

CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CONDITION

December 31, 2002 and 2001

(Dollars in thousands, except share data)

	2002	2001
Assets
Cash and due from banks	$27,465	$11,446
Federal funds sold	35,906	23,013

Total cash and cash equivalents	63,371	34,459
Investment securities available-for-sale	163,665	34,147
Other investments	1,615	1,268
Loans held for sale	—	4,732
Loans receivable, net of fees	249,106	200,911
Allowance for loan losses	(3,372)	(3,104)

Loans receivable, net	245,734	197,807
Premises and equipment, net	4,942	5,077
Goodwill and other intangibles, net	646	668
Accrued interest and other assets	6,350	1,426

Total assets	$486,323	$279,584

Liabilities and Shareholders' Equity
Deposits	$423,479	$246,024
Other borrowed funds	2,000	9,824
Accrued interest and other liabilities	20,132	3,112

Total liabilities	445,611	258,960
Preferred stock, $1 par value, 10,000,000 shares authorized:
Series A preferred stock, cumulative convertible, 1,364,684 and 1,364,714 shares outstanding in 2002 and 2001, respectively	1,365	1,365
Common stock, $1 par value, 50,000,000 shares authorized; 10,044,345 and 4,294,323 shares outstanding in 2002 and 2001, respectively	10,044	4,294
Additional paid-in capital	51,231	38,488
Accumulated deficit	(24,273)	(23,249)
Accumulated other comprehensive income (loss)	2,345	(274)

Total shareholders' equity	40,712	20,624

Total liabilities and shareholders' equity	$486,323	$279,584

See accompanying notes to consolidated financial statements.

CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2002, 2001 and 2000

(In thousands, except per share data)

	2002	2001	2000
Interest income:
Loans receivable	$14,798	$14,973	$9,258
Federal funds sold	871	1,085	1,451
Investment securities available-for-sale	4,501	437	371
Other investments	72	82	70

Total interest income	20,242	16,577	11,150
Interest expense:
Deposits	9,364	7,027	4,293
Other borrowed funds	222	473	447

Total interest expense	9,586	7,500	4,740

Net interest income	10,656	9,077	6,410
Provision for loan losses	444	1,202	753

Net interest income after provision for loan losses	10,212	7,875	5,657
Non-interest income:
Service charges on deposit accounts	511	398	154
Loan service charges	392	433	230
Investment fee income	940	1,941	1,516
Net gain (loss) on sales of loans	74	49	(23)
Net realized gain (loss) on investment securities available-for-sale	524	—	(32)
Net gain on sales of assets	39	18	57
Other income	384	318	196

Total non-interest income	2,864	3,157	2,098
Non-interest expense:
Salary and benefits	5,715	7,731	6,317
Occupancy	972	1,263	1,075
Professional fees	1,011	705	508
Depreciation	736	804	601
Writedown on corporate bond	1,660	—	—
Amortization and write down of intangibles	22	8,907	235
Other operating expenses	3,489	4,346	2,990

Total non-interest expense	13,605	23,756	11,726

Net loss before income taxes	(529)	(12,724)	(3,971)
Provision for income taxes	—	—	—

Net loss	$(529)	$(12,724)	$(3,971)

Dividends to preferred shareholders	495	503	171

Net loss to common shareholders	$(1,024)	$(13,227)	$(4,142)

Basic and diluted loss per common share	$(0.13)	$(3.11)	$(0.98)

Weighted-average common shares outstanding	7,949	4,258	4,246

See accompanying notes to consolidated financial statements.

CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Years ended December 31, 2002, 2001 and 2000

(Dollars in thousands)

	2002	2001	2000
Net loss	$(529)	$(12,724)	$(3,971)
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale investment securities:
Unrealized holding gain (loss) arising during the year	3,143	(278)	85
Less: reclassification adjustment for gains (losses) included in net loss	524	—	(32)

Comprehensive income (loss)	$2,090	$(13,002)	$(3,854)

See accompanying notes to consolidated financial statements.

CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended December 31, 2002, 2001 and 2000

(Dollars in thousands)

	Preferred Shares	Preferred Stock	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 1999	—	$—	4,243	$4,243	$32,496	$(5,881)	$(113)	$30,745
Issuance of 1,411,499 shares of cumulative preferred stock, par value $1	1,411	1,411	—	—	5,645	—	—	7,056
Issuance of common stock options in connection with acquisition	—	—	—	—	301	—	—	301
Stock options exercised	—	—	7	7	15	—	—	22
Issuance of stock awards	—	—	3	3	9	—	—	12
Dividends on preferred stock	—	—	—	—	—	(170)	—	(170)
Change in unrealized gain (loss) on investment securities available-for-sale	—	—	—	—	—	—	117	117
Net loss	—	—	—	—	—	(3,971)	—	(3,971)

Balance, December 31, 2000	1,411	$1,411	4,253	$4,253	$38,466	$(10,022)	$4	$34,112
Issuance of stock awards	—	—	3	3	3	—	—	6
Stock options exercised	—	—	3	3	8	—	—	11
Dividends on preferred stock	—	—	—	—	—	(503)	—	(503)
Preferred stock converted to common stock	(46)	(46)	35	35	11	—	—	—
Change in unrealized gain (loss) on investment securities available-for-sale	—	—	—	—	—	—	(278)	(278)
Net loss	—	—	—	—	—	(12,724)	—	(12,724)

Balance, December 31, 2001	1,365	$1,365	4,294	$4,294	$38,488	$(23,249)	$(274)	$20,624
Rights offering shares issued	—	—	2,437	2,437	5,462	—	—	7,899
Public offering shares issued	—	—	3,313	3,313	7,281	—	—	10,594
Dividends on preferred stock	—	—	—	—	—	(495)	—	(495)
Change in unrealized gain (loss) on investment securities available-for-sale	—	—	—	—	—	—	2,619	2,619
Net loss	—	—	—	—	—	(529)	—	(529)

Balance, December 31, 2002	1,365	$1,365	10,044	$10,044	$51,231	$(24,273)	$2,345	$40,712

See accompanying notes to consolidated financial statements.

CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2002, 2001 and 2000

(Dollars in thousands)

	2002	2001	2000
Cash flows from operating activities:
Net loss	$(529)	$(12,724)	$(3,971)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	736	804	600
Amortization and writedown of intangibles, premiums and discounts	1,120	8,960	230
Provision for loan losses	444	1,202	753
Originations of loans held for sale	(4,369)	(15,807)	1,275
Proceeds from the sale of loans held for sale	9,175	11,124	(1,252)
Writedown on corporate bond	1,660	—	—
(Gain) loss on sale of investment securities available-for-sale	(524)	—	32
Gain on sale of other assets	(113)	(67)	(48)
(Increase) decrease in accrued interest and other assets	(4,924)	117	(1,082)
Increase in accrued interest and other liabilities	17,020	834	1,268
Compensation related to stock awards	—	6	12

Net cash provided by (used in) operating activities	19,696	(5,551)	(2,183)

Cash flows from investing activities:
Purchase of premises and equipment	(601)	(501)	(1,456)
Proceeds from sale of premises and equipment	—	28	175
Proceeds from sale, maturity and call of investment securities available-for-sale	42,034	4,500	2,468
Proceeds from sale of other investments	188	832	—
Purchase of investment securities available-for-sale	(197,255)	(34,101)	—
Purchase of other investments	(535)	(587)	(133)
Redemptions of investment securities available-for-sale	25,564	2,111	421
Net increase in loans receivable	(47,808)	(46,458)	(48,244)
Net cash acquired in acquisition	—	—	11,090

Net cash used in investing activities	(178,413)	(74,176)	(35,679)

Cash flows from financing activities:
Net increase in deposits	177,455	82,653	49,600
Net increase (decrease) in other borrowed funds	(7,824)	2,537	(1,145)
Proceeds from rights offering	7,899	—	—
Proceeds from public offering	10,594	—	—
Dividends on preferred stock	(495)	(503)	(170)
Stock options exercised	—	11	22

Net cash provided by financing activities	187,629	84,698	48,307

Net increase in cash and cash equivalents	28,912	4,971	10,445
Cash and cash equivalents at beginning of year	34,459	29,488	19,043

Cash and cash equivalents at end of year	$63,371	$34,459	$29,488

Supplemental disclosure of cash flow information:
Cash paid during year for interest	$9,491	$7,538	$4,676

Supplemental schedule of noncash investing and financing activities:
In 2000, the Company purchased all of the common stock of Heritage Bancorp, Inc. for $14.4 million. In conjunction with the acquisition, liabilities were assumed as follows:
Fair value of assets acquired			$62,162
Goodwill and other intangibles			9,812
Cash paid			(7,059)
Preferred stock issued			(7,056)
Issuance of common stock options			(301)

Fair value of liabilities assumed			$57,558

See accompanying notes to consolidated financial statements.

CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)    Organization

        Cardinal Financial Corporation (the "Company") was incorporated November 24, 1997 under the laws of the Commonwealth of Virginia as a holding company whose activities consist of investment in its wholly-owned subsidiaries. In addition to Cardinal Bank, N.A., which began operations in 1998, the Company opened the following three subsidiaries in 1999, Cardinal Wealth Services, Inc. an investment subsidiary (as of February 1, 1999), Cardinal Bank—Manassas/Prince William, N.A. (as of July 26, 1999), and Cardinal Bank—Dulles, N.A. (as of August 2, 1999). On September 1, 2000, the Company completed its acquisition of Heritage Bancorp, Inc. and its banking subsidiary, The Heritage Bank, headquartered in McLean, Virginia. The Heritage Bank was renamed and became the Company's fourth banking subsidiary, Cardinal Bank—Potomac. On November 1, 2001, the Company consolidated two of its banking subsidiaries, Cardinal Bank—Dulles, N.A. and Cardinal Bank—Potomac into Cardinal Bank, N.A. On March 1, 2002, the Company consolidated Cardinal Bank—Manassas/ Prince William, N.A. into Cardinal Bank, N.A., the Company's only remaining banking subsidiary.

(2)    Summary of Significant Accounting Policies

  (a)
  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to changes in the near term are the allowance for loan losses, the valuation of deferred tax assets, and the determination of impairment on investment securities.

(b)
Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

(c)
Cash and Cash Equivalents

        For the purpose of presentation in the consolidated statements of cash flows, the Company has defined cash and cash equivalents as those amounts included in cash, due from banks, and federal funds sold.

(d)
Investment Securities

        The Company classifies its debt and marketable equity securities in one of two categories: available-for-sale or held-to-maturity. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All other securities are classified as available-for-sale.

        Held to maturity securities are held at cost. Available-for-sale securities are recorded at fair value. Unrealized gains and losses, net of tax if applicable, on available-for-sale securities are reported in other comprehensive income (loss).

        Gains and losses on the sale of securities are determined using the specific identification method. Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are deemed other than temporary are charged to earnings as realized losses, resulting in the establishment of a new cost basis for the security.

        Premiums and discounts are recognized in interest income using the effective interest method over the period to maturity. Prepayment of the mortgages securing the mortgage-backed securities may affect the maturity date and yield to maturity. The Company uses actual principal prepayment experience and estimates of future principal prepayments in calculating the yield necessary to apply the effective interest method.

(e)
Loans Held for Sale

        Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value on an individual loan basis as determined by outstanding commitments from investors. Net unrealized losses, if any, are recognized through a valuation allowance by charges to operations. Cost basis includes unpaid principal balances, origination premiums or discounts, and deferred net fees or costs.

(f)
Loans Receivable and Allowance for Loan Losses

        Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, and net of the allowance for loan losses and any deferred fees or costs. Loan origination fees and certain direct origination costs are capitalized and amortized as an adjustment of the yield of the related loan.

        Loans are placed in nonaccrual status when they are past-due 90 days as to either principal or interest or when, in the opinion of management, the collection of principal and interest is in doubt. A loan remains in nonaccrual status until the loan is current as to payment of both principal and interest or past-due less than 90 days, and the borrower demonstrates the ability to pay and remain current. Loans are charged-off when a loan or a portion thereof is considered uncollectible. When cash payments are received, they are applied to principal first, then accrued interest. It is the Company's policy not to record interest income on nonaccrual loans until principal has become current.

        The Company determines and recognizes impairment of certain loans when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is not considered impaired during a period of delay in payment if the Company expects to collect all amounts due, including past-due interest. An impaired loan is measured at the present value of its expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or fair value of the collateral if the loan is collateral dependent.

        The allowance for loan losses is increased by provisions for loan losses and decreased by charge-offs (net of recoveries). Management's periodic determination of the allowance is based on the Company's past loan loss experience, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Management believes that the current allowance for loan losses is a reasonable estimate of known and inherent losses in the current loan portfolio.

(g)
Premises and Equipment

        Land is carried at cost. Premises, furniture, equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation of premises, furniture and equipment is computed using the straight-line method over their estimated useful lives from 3 to 10 years. Amortization of leasehold improvements is computed using the straight-line method over the useful lives of the improvements or the lease term, whichever is shorter.

(h)
Goodwill and Other Intangibles

        Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is evaluated at least annually for impairment by comparing its fair value with its recorded amount and is written-down when appropriate. Projected undiscounted net operating cash flows are compared to the carrying amount of the goodwill recorded and if the estimated undiscounted net operating cash flows are less than the carrying amount, a loss is recognized to reduce the carrying amount to fair value. In 2002, the Company evaluated impairment of goodwill under SFAS No. 142. The evaluation of goodwill under this statement did not result in impairment of the goodwill for the year ended December 31, 2002.

(i)
Investment Fee Income

        Investment fee income represents commissions paid by customers of Cardinal Wealth Services, Inc. for investment transactions. Fees are recognized in income as they are earned.

(j)
Income Taxes

        Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

(k)
Loss Per Common Share

        Basic and diluted loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the periods. Common stock equivalents outstanding at December 31, 2002, 2001 and 2000 were antidilutive and consequently not included in the loss per common share calculation.

(l)
Stock Option Plan

        The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense is recorded only if the current market price of the underlying stock exceeded the exercise price on the date of grant.

(m)
Stock Based Compensation

        At December 31, 2002, the Company had two stock-based employee compensation plans, which are described more fully in Footnote 14. As permitted under SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, which amended SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to continue to follow the intrinsic value method in accounting for its stock-based employee compensation arrangement as defined by Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations including Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB No. 25. The following table illustrates the effect on net loss and loss per common share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	Year ended December 31,
	2002	2001	2000
	(Dollars in thousands, except per share data)
Net loss to common shareholders as reported	$(1,024)	$(13,227)	$(4,142)
Deduct: Total stock based employee compensation expense dtermined under fair value-based method for all awards	(265)	(138)	(120)

Pro forma net loss	$(1,289)	$(13,365)	$(4,262)

Loss per common share:
Basic—as reported	$(0.13)	$(3.11)	$(0.98)
Basic—pro forma	(0.16)	(3.14)	(1.00)
Diluted—as reported	(0.13)	(3.11)	(0.98)
Diluted—pro forma	(0.16)	(3.14)	(1.00)

        The weighted average per share fair values of grants made in 2002, 2001 and 2000 plans were $2.12, $2.04 and $2.23, respectively. The fair values of the options granted were estimated on the grant date using the Black-Scholes option-pricing model based on the following weighted average assumptions:

	2002	2001	2000
Estimated option life	10 years	10 years	10 years
Risk free interest rate	4.25%	4.90%	6.54%
Expected volatility	20.4	36.3	33.5
Expected dividend yield	0.00	0.00	0.00
(n)
Reclassifications

        Certain amounts in the Consolidated Financial Statements have been reclassified to conform to the current presentation. None of these reclassifications affect reported net loss for the periods presented.

(3)    Investment Securities and Other Investments

        The fair value and amortized cost of available-for-sale securities as of December 31, 2002 and 2001 are shown below.

	2002
	Fair value	Amortized cost
	(Dollars in thousands)
Obligations of U.S. government-sponsored agencies and enterprises	$39,036	$38,787
Mortgage-backed securities	117,079	115,026
Other bonds	5,000	5,000
Treasury bonds	2,550	2,507

Total	$163,665	$161,320

	2001
	Fair value	Amortized cost
	(Dollars in thousands)
Obligations of U.S. government-sponsored agencies and enterprises	$4,458	$4,501
Mortgage-backed securities	22,357	22,530
Corporate bonds	7,083	7,140
Treasury bonds	249	250

Total	$34,147	$34,421

        The fair value and amortized cost of available-for-sale securities by contractual maturity at December 31, 2002 is shown below. Expected maturities may differ from contractual maturities because many issuers have the right to call or prepay obligations with or without call or prepayment penalties.

	2002
	Fair value	Amortized cost
	(Dollars in thousands)
After 1 year but within 5 years	$29,538	$29,246
After 5 years but within 10 years	12,048	12,048
After 10 years	5,000	5,000
Mortgage-backed securities	117,079	115,026

Total	$163,665	$161,320

        For the years ended December 31, 2002, 2001, and 2000, proceeds from sales of investment securities available-for-sale amounted to $31.3 million, $0, and $2.5 million, respectively. Gross realized gains in 2002 amounted to $544,000. There were no realized gains during 2001 and 2000. Gross realized losses during 2002, 2001 and 2000 amounted to $20,000, $0 and $32,000, respectively. The following table presents gross unrealized gains and losses in the investment securities available-for-sale portfolio as of December 31, 2002 and 2001.

	2002
		Gross Unrealized
	Amortized Cost			Fair Value
		Gains	Losses
	(Dollars in thousands)
Maturing within 1 year	$15,478	$272	$—	$15,750
After 1 year but within 5 years	99,798	2,093	(11)	101,880
After 5 years but within 10 years	25,743	7	(16)	25,734
After 10 years	20,301	—	—	20,301

Total	$161,320	$2,372	$(27)	$163,665

	2001
		Gross Unrealized
	Amortized Cost			Fair Value
		Gains	Losses
	(Dollars in thousands)
Maturing within 1 year	$432	$1	$(1)	$432
After 1 year but within 5 years	20,595	—	(148)	20,447
After 5 years but within 10 years	8,429	7	(94)	8,342
After 10 years	4,965	9	(48)	4,926

Total	$34,421	$17	$(291)	$34,147

        Investment securities available-for-sale that were pledged to secure short-term borrowings at December 31, 2002 and 2001 had fair values of $20.0 million and $1.3 million, respectively. At December 31, 2002 and 2001, investment securities available-for-sale that were pledged to secure repurchase agreements were $0 and $507,000, respectively. Investment securities available-for-sale that were pledged to secure debtor in possession deposit accounts and treasury, tax and loan payments at December 31, 2002 and 2001 were $2.5 million and $249,000, respectively.

        Other investments at December 31, 2002 include $933,000 of Federal Reserve Bank stock, $619,000 of Federal Home Loan Bank stock, and $63,000 of Community Bankers' Bank stock. As members of the Federal Reserve Bank of Richmond and Federal Home Loan Bank of Atlanta, the Company's banking subsidiaries are required to hold stock in these entities. Stock membership in Community Bankers' Bank allows the Company to participate in loan purchases or sales including participations. These investments are carried at cost since no active trading markets exist.

(4)    Loans Receivable

        The loan portfolio at December 31, 2002 and 2001 consists of the following:

	2002	2001
	(Dollars in thousands)
Commercial	$58,292	$57,665
Real estate—commercial	116,135	87,116
Real estate—construction	5,781	6,397
Real estate—residential	31,808	14,469
Home equity lines	26,831	21,299
Consumer	10,235	13,941

	249,082	200,887
Net deferred fees	24	24

Loans receivable, net of fees	249,106	200,911
Allowance for loan losses	(3,372)	(3,104)

Loans receivable, net	$245,734	$197,807

        Most of the Company's loans, commitments and standby letters of credit have been granted to customers located in the Washington, D.C. metropolitan area. The concentrations of credit by type of loan are set forth above. As a matter of regulatory restriction, the Company's banking subsidiaries limit the amount of credit extended to any single borrower or group of related borrowers.

        An analysis of the change in the allowance for loan losses follows:

	2002	2001	2000
	(Dollars in thousands)
Balance, beginning of year	$3,104	$1,900	$726
Provision for loan losses	444	1,202	753
Transfer to bank's liability on unfunded commitments	(74)	—	—
Assumed allowance for loan losses from acquisition of Heritage Bancorp, Inc.	—	—	421
Loans charged off	(117)	—	—
Recoveries	15	2	—

Balance, end of year	$3,372	$3,104	$1,900

        As of December 31, 2002 and 2001, the Company had impaired loans of $917,000 and $361,000, respectively, which were on nonaccrual status. These impairments had valuation allowances of $480,000 and $193,000 as of December 31, 2002 and 2001, respectively. The average balance of impaired loans was $568,000 and $207,000 for 2002 and 2001, respectively. The Company recorded no interest income on impaired loans. Interest income that would have been recorded had these loans been performing would have been $37,000 for 2002, $17,000 for 2001 and $34,000 for 2000.

(5)    Premises and Equipment

        Components of premises and equipment at December 31, 2002 and 2001 were as follows:

	2002	2001
	(Dollars in thousands)
Land	$197	$197
Building	789	789
Furniture and equipment	4,304	3,834
Leasehold improvements	2,351	2,161

Total cost	7,641	6,981
Less accumulated depreciation and amortization	2,699	1,904

Premises and equipment, net	$4,942	$5,077

        Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was $736,000, $804,000 and $601,000, respectively.

        The Company has entered into leases for office space over various terms. The leases are subject to annual increases as well as allocations of real estate taxes and certain operating expenses.

        Minimum future rental payments under the noncancelable operating leases, as of December 31, 2002 for each of the next five years and in the aggregate, are as follows:

Year ending December 31,

Amount
(Dollars in thousands)
2003	$1,273
2004	997
2005	1,027
2006	958
2007	942
Thereafter	1,556

$6,753

        The total rent expense was $1.3 million, $1.3 million and $965,000 in 2002, 2001 and 2000, respectively.

        In 2002 and 2001, the Company entered into contracts as sublessor for excess office space. Future minimum lease payment receivables under noncancellable leasing arrangements as of December 31, 2002 for each of the next five years and in the aggregate are as follows:

Year ending December 31,

Amount
(Dollars in thousands)
2003	$355
2004	277
2005	241
2006	245
2007	181
Thereafter	713

$2,012

        The total rent income was $409,000, $110,000 and $0 in 2002, 2001 and 2000, respectively.

(6)    Deposits

        Deposits consist of the following at December 31, 2002 and 2001:

	2002	2001
	(Dollars in thousands)
Demand deposits	$72,962	$61,739
Interest checking	146,041	45,313
Money market and statement savings	31,078	28,676
Certificates of deposit	173,398	110,296

	$423,479	$246,024

        Interest expense by deposit categories is as follows:

	2002	2001	2000
	(Dollars in thousands)
Interest checking	$3,073	$370	$130
Money market and statement savings	577	869	685
Certificates of deposit	5,714	5,788	3,478

	$9,364	$7,027	$4,293

        The aggregate amount of time deposits, each with a minimum denomination of $100,000 was $80.0 million and $59.8 million at December 31, 2002 and 2001, respectively.

        At December 31, 2002, the scheduled maturities of certificates of deposit are as follows:

(Dollars in thousands)
2003	$68,398
2004	60,405
2005	14,961
2006	11,893
2007 and thereafter	17,741

$173,398

(7)    Other Borrowed Funds

        The Company has advances from the Federal Home Loan Bank of Atlanta of $2.0 million and $9.8 million at December 31, 2002 and 2001, respectively. As of December 31, 2002, 2001 and 2000, the Company had the following advances outstanding:

As of December 31, 2002

Advance Date	Interest Rate	Term of Advance	Date Due	Amount Outstanding

(Dollars in thousands)
9/19/2001	3.70%	24 months	9/19/2003	$1,000
10/11/2002	1.96	6 months	4/11/2003	1,000

	2.83%			$2,000

As of December 31, 2001

Advance Date	Interest Rate	Term of Advance	Date Due	Amount Outstanding

3/19/2001	4.68%	12 months	3/19/2002	$1,800
3/19/2001	4.68	12 months	3/19/2002	1,000
8/6/2001	4.05	12 months	8/6/2002	3,000
8/28/2001	3.89	12 months	8/28/2002	3,000
9/19/2001	3.70	24 months	9/19/2003	1,000

	4.15%			$9,800

As of December 31, 2000

Advance Date	Interest Rate	Term of Advance	Date Due	Amount Outstanding

12/12/2000	6.70%	3 months	3/12/2001	$3,000
12/26/2000	6.42	4 months	4/26/2001	3,000

	6.56%			$6,000

        The average balances of short-term borrowings for the years ended December 31, 2002, 2001 and 2000 were $5.6 million, $9.0 million, and $6.0 million, respectively. The maximum amount outstanding at any month-end during the years ended December 31, 2002, 2001 and 2000 was $9.8 million, $9.8 million, and $6.0 million, respectively. Total interest expense on short-term borrowings for the years ended December 31, 2002, 2001 and 2000 was $222,000, $448,000 and $398,000, respectively.

        Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company is required to provide additional collateral based on the fair value of the underlying securities.

        As of December 31, 2002 the Company had no repurchase agreements. As of December 31, 2001, and 2000, the Company had repurchase agreements of $24,000 and $1.3 million at a rate of 0.50% and 5.00%, respectively. The average balances of the repurchase agreements for 2002, 2001 and 2000 were $0, $1.0 million and $929,000, respectively, and the maximum amount outstanding at any month-end during 2001 and 2000 were $1.6 million and $3.7 million, respectively. Interest expense on repurchase agreements for 2002, 2001 and 2000 was $0, $25,000 and $49,000, respectively.

(8)    Preferred Stock

        In connection with the acquisition of Heritage Bancorp, Inc. on September 1, 2000, the Company issued 1,411,268 shares of 7.25% Cumulative Convertible Preferred Sock, Series A. Shares of the preferred stock outstanding at December 31, 2002 and 2001 were 1,364,684 and 1,364,714, respectively. The Series A Preferred Stock has a par value of $1.00 per share and a liquidation preference of $5.00 per share. It is redeemable by the Company at any time on or after March 31, 2004 if the Company's common stock trades at a price above $8.65 for 20 consecutive days at a redemption price of $5.00 per share. Dividends on the Series A Preferred Stock are payable quarterly for a cumulative annual dividend of $0.3625 or 7.25% of the $5.00 liquidation amount, before any dividend is paid on any Cardinal common stock. Holders of Series A Preferred Stock have the right to convert 1 share of Series A Preferred Stock for 0.75 shares of Cardinal common stock at any time. Holders of Series A Preferred Stock are not entitled to receive notice of, or to participate in, or to vote on any matter at any meeting of the shareholders, except to the extent that they are afforded a vote by the laws of the Commonwealth of Virginia in existence at the time any matter requiring such a vote shall arise. Notwithstanding the lack of voting rights, under Sections 13.1-707 and 708 of the Virginia Stock Corporation Act the holders of the Series A Preferred Stock are entitled to notice of any meeting of the shareholders considering an amendment to our Articles of Incorporation relating to any of the matters described in Section 13.1-708 of the Virginia Stock Corporation Act and to vote as a class.

(9)    Income Taxes

        The Company and its subsidiaries file consolidated tax returns on a calendar-year basis. The Company had no provision for current and deferred income taxes for the years ended December 31, 2002, 2001 and 2000, respectively.

        The provision for income taxes is reconciled to the amount computed by applying the federal corporate tax rate to income before taxes and is as follows:

	2002	2001	2000
	(Dollars in thousands)
Income tax (benefit) at federal corporate rate	$(180)	$(4,326)	$(1,350)
Nondeductible expenses	7	2,998	90
Change in valuation allowance	173	1,328	1,260

	$—	$—	$—

        The tax benefits of temporary differences between the financial reporting basis and income tax basis of assets and liabilities relate to the following:

	2002	2001
	(Dollars in thousands)
Deferred tax assets:
Bad debts	$1,047	$910
Organization and other costs	19	46
Net operating loss carryforwards	4,401	4,482
Unrealized (gains) losses on investments available-for-sale	(797)	95
Other	157	154

Total gross deferred assets	4,827	5,687
Less valuation allowance	(4,553)	(5,365)

Net deferred tax assets	274	322

Deferred tax liabilities:
Prepaid expenses	(19)	(31)
Depreciation	(134)	(154)
Loan origination costs	(121)	(135)
Other	—	(2)

Total gross deferred tax liabilities	(274)	(322)

Net deferred tax asset	$—	$—

        Deferred income taxes reflect temporary differences in the recognition of revenue and expenses for tax reporting and financial statement purposes, principally because certain items, such as depreciation and amortization, are recognized in different periods for financial reporting and tax return purposes. A valuation allowance in the amount of $4.5 million at December 31, 2002 and $5.4 million at December 31, 2001 has been established for deferred tax assets, as realization is dependent upon generating future taxable income.

        The Company has net operating loss carryforwards of approximately $12.9 million at December 31, 2002, which are available to offset future taxable income. $1.9 million of the net operating loss carryforwards is subject to annual limitation on utilization. The Company's net operating loss carryforwards expire as follows: $1.5 million in 2018, $3.6 million in 2019, $5.1 million in 2020, and $2.7 in 2021.

(10)    Regulatory Matters

        The Company's banking subsidiary, Cardinal Bank, N.A. (the "Bank"), as a national bank, is subject to the dividend restrictions established by the Comptroller of the Currency. Under such restrictions, the Bank may not, without the prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years. At December 31, 2002, there were no earnings against which dividends could be paid.

        The Bank is required to maintain a minimum average reserve balance with the Federal Reserve Bank. The average amount of the required reserve was $10.2 million for 2002. As members of the Federal Reserve Bank system, the Bank is required to subscribe to shares of $100 par value Federal Reserve Bank stock equal to 6 percent of the Bank's capital and surplus. The Bank is required to pay for one-half of the subscription. The remaining amount is subject to call when deemed necessary by the Board of Governors of the Federal Reserve.

        The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires the regulators to stratify institutions into five quality tiers based upon their relative capital strengths and to increase progressively the degree of regulation over the weaker institutions, limits the pass through deposit insurance treatment of certain types of accounts, adopts a "truth in savings" program, calls for the adoption of risk-based premiums on deposit insurance and requires the Bank to observe insider credit underwriting products no less strict than those applied to comparable noninsider transactions.

        At December 31, 2002 and 2001, the Company and the Bank met all regulatory capital requirements. The key measures of capital are: (1) total capital (Tier I capital plus the allowance for loan losses up to certain limitations) as a percent of total risk-weighted assets, (2) Tier I capital (as defined) as a percent of total risk-weighted assets (as defined), and (3) Tier I capital (as defined) as a percent of total assets (as defined).

As of December 31, 2002

	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in thousands)
Total capital to risk weighted assets	$41,093	13.35%	$24,625	≥	8.00%	$30,781	≥	10.00%
Tier I capital to risk weighted assets	37,721	12.25	12,313	≥	4.00	18,469	≥	6.00
Tier I capital to average assets	37,721	8.97	18,330	≥	4.00	15,391	≥	5.00

As of December 31, 2001

	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in thousands)
Total capital to risk weighted assets	$23,333	10.42%	$17,909	≥	8.00%	$22,387	≥	10.00%
Tier I capital to risk weighted assets	20,230	9.04	8,955	≥	4.00	13,432	≥	6.00
Tier I capital to average assets	20,230	8.57	10,891	≥	4.00	13,614	≥	5.00

(11)    Related-Party Transactions

        Officers, directors, employees and their related business interests are loan customers in the ordinary course of business. In management's opinion, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with other persons and do not involve more than normal risk of collectibility or present other unfavorable features.

        Analysis of activity for loans to related parties is as follows:

2002
(Dollars in thousands)
Balance, beginning of year	$2,727
New loans	2,177
Loans paid off or paid down	(152)

Balance, end of year	$4,752

(12)    Loss Per Common Share

        The following is the calculation of basic and diluted loss per common share. Because the Company has net losses, all stock options issued have an anti-dilutive effect and, therefore, have been excluded from the loss per common share calculation.

	2002	2001	2000
	(Dollars and shares in thousands)
Net loss	$(529)	$(12,724)	$(3,971)
Dividends to preferred shareholders	495	503	171

Net loss to common shareholders	$(1,024)	$(13,227)	$(4,142)

Weighted average shares for basic and diluted	7,949	4,258	4,246
Basic loss per common share	$(0.13)	$(3.11)	$(0.98)

Diluted loss per common share	$(0.13)	$(3.11)	$(0.98)

(13)    Employee Benefit Plan

        The Company established a 401(k) plan in January 1998 for all eligible employees. The Company began to match a portion of employee contributions beginning January 1, 1999. The Company's match for December 31, 2002, 2001 and 2000 was $102,000, $118,000 and $109,000, respectively.

(14)    Director and Employee Stock Compensation Plans

        In 1998, the Company adopted a stock option plan (the "Plan") pursuant to which the Company may grant stock options to employees and members of the Company's and its' subsidiaries' Boards of Directors. The Company has granted options to purchase up to 625,000 shares of common stock as of December 31, 2002.

        In 1999, the Company granted stock awards to an employee. These awards became fully vested in 2001. For the years ended December 31, 2002, 2001 and 2000, the Company recognized $0, $6,000 and $12,000, respectively, in compensation expense related to the stock awards.

        Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. Director stock options have 10-year terms and vest and become fully exercisable immediately. Certain employee stock options have 10-year terms and vest and become fully exercisable after 3 years. Other employee stock options have 10-year terms and vest and become fully exercisable in 20% increments beginning after their first year of vesting.

        Stock option activity during the years indicated is as follows:

	Number of Shares	Weighted Average Exercise Price
Balance at December 31, 2000	325,212	$5.74
Granted	130,740	4.07
Exercised	(2,809)	3.75
Forfeited	(85,115)	5.77
Expired	—	—

Balance at December 31, 2001	368,028	$5.23
Granted	265,530	3.27
Exercised	—	—
Forfeited	(90,665)	5.48
Expired	—	—

Balance at December 31, 2002	542,893	$4.22

        At December 31, 2002, the range of exercise prices and weighted-average remaining contractual life of outstanding options were $2.41 - $10.00 and 8.0 years, respectively. At December 31, 2001, the range of exercise prices and weighted-average remaining contractual life of outstanding options were $2.41 - $10.00 and 7.7 years, respectively. As of December 31, 2002 and 2001, the outstanding options exercisable were 279,634 and 171,793, respectively. The weighted average exercise price for the outstanding options exercisable as of December 31, 2002 and 2001 are $4.71 and $4.48, respectively.

        Information pertaining to options outstanding at December 31, 2002 is as follows:

	Options Outstanding			Options Exercisable
		Weight Average			Weight Average
Range of Exercise Prices	Number Outstanding	Remaining Contractual Life	Exercise Price	Number Exercisable	Exercise Price
$2.41 - $3.56	333,365	8.4 years	$3.27	143,585	$3.29
$3.95 - $5.50	103,690	7.9 years	4.68	30,211	4.22
$6.38 - $7.00	105,088	6.4 years	6.77	105,088	6.77
$10.00 - $10.00	750	5.9 years	10.00	750	10.00

Outstanding at year end	542,893	8.0 years	$4.22	279,634	$4.71

        At December 31, 2002 and 2001, additional shares available for grant under the Plan were 72,039 and 246,904, respectively. The per share weighted-average fair value of stock options granted during 2002 and 2001 was $2.12 and $2.04, respectively, on the date of grant using the Black Scholes option-pricing model (using an expected volatility over the expected life of the options of 20.4 percent and 36.3 percent, respectively). As of December 31, 2002 the weighted-average assumptions were as follows: expected dividend yield 0.00 percent, risk-free interest rate of 4.25 percent, and an expected life of 10 years. As of December 31, 2001, the weighted-average assumptions were as follows: expected dividend yield 0.00 percent, risk-free interest rate of 4.90 percent, and an expected life of 10 years.

        The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

	2002	2001	2000
	(Dollars in thousands)
Net loss to common shareholders:
As reported	$(1,024)	$(13,227)	$(4,142)
Pro forma	(1,289)	(13,365)	(4,262)
Loss per common share:
As reported	$(0.13)	$(3.11)	$(0.98)
Pro forma	(0.16)	(3.14)	(1.00)

        During 2002, the shareholders approved the Company's 2002 Equity Compensation Plan. The Equity Plan authorizes the granting of options, which may either be Incentive Stock Options, Non-Qualified Stock Options, stock appreciation rights, restricted stock awards, phantom stock awards and performance share awards to directors, eligible officers and key employees of the Company. The Equity Plan authorizes the issuance of options and other equity instruments equivalent to 700,000 shares, or 6.32% of the outstanding shares of common stock plus shares of common stock issuable upon conversion of the Company's outstanding Series A Preferred Stock. No shares were granted under the 2002 Equity Compensation Plan as of December 31, 2002.

(15)    Segment Reporting

        The Company operates and reports in two business segments, commercial banking and investment advisory services. The commercial banking segment includes both commercial and consumer lending and provides customers such products as commercial loans, real estate loans, and other business financing and consumer loans. In addition, this segment also provides customers with several choices of deposit products including demand deposit accounts, savings accounts and certificates of deposit. The investment advisory services segment provides advisory services to businesses and individuals including financial planning and retirement/estate planning.

        Information about reportable segments, and reconciliation of such information to the consolidated financial statements as of and for the years ended December 31, 2002, 2001 and 2000 follows:

	December 31, 2002
	Commercial Banking	Investment Advisory	Other	Intersegment Elimination	Consolidated
	(Dollars in thousands)
Net interest income	$10,575	$—	$81	$—	$10,656
Provision for loan losses	444	—	—	—	444
Non-interest income	2,122	942	209	—	3,273
Non-interest expense	12,269	1,147	598	—	14,014

Net loss	$(16)	$(205)	$(308)	$—	$(529)

Total assets	$483,135	$274	$41,159	$(38,245)	$486,323
	December 31, 2001
	Commercial Banking	Investment Advisory	Other	Intersegment Elimination	Consolidated
	(Dollars in thousands)
Net interest income	$9,051	$—	$26	$—	$9,077
Provision for loan losses	1,202	—	—	—	1,202
Non-interest income	1,210	1,947	116	—	3,267
Non-interest expense	19,220	2,034	2,612	—	23,866

Net loss	$(10,161)	$(87)	$(2,470)	$—	$(12,724)

Total assets	$277,930	$420	$23,228	$(21,994)	$279,584
	December 31, 2000
	Commercial Banking	Investment Advisory	Other	Intersegment Elimination	Consolidated
	(Dollars in thousands)
Net interest income	$5,914	$—	$496	$—	$6,410
Provision for loan losses	753	—	—	—	753
Non-interest income	574	1,515	13	(4)	2,098
Non-interest expense	6,695	1,990	3,045	(4)	11,726

Net loss	$(960)	$(475)	$(2,536)	$—	$(3,971)

Total assets	$193,641	$176	$35,014	$(21,783)	$207,048

        The Company does not have operating segments other than those reported. Parent Company financial information is included in the Other category and represents the overhead function rather than an operating segment.

(16)    Financial Instruments with Off Balance Sheet Risk

        The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and financial guarantees. Commitments to extend credit are agreements to lend to a customer so long as there is no violation of any condition established in the contract. Commitments usually have fixed expiration dates up to one year or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

        Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of the contractual obligations by a customer to a third party. The majority of these guarantees extend until satisfactory completion of the customer's contractual obligations. All standby letters of credit outstanding at December 31, 2002 are collateralized.

        Those instruments represent obligations of the Company to extend credit or guarantee borrowings; and therefore, are not recorded on the consolidated statements of financial condition. The rates and terms of these instruments are competitive with others in the market in which the Company operates. Almost all of these instruments as of December 31, 2002 have floating rates, thereby significantly mitigating the market risk.

        Those instruments may involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. Credit risk is defined as the possibility of sustaining a loss because the other parties to a financial instrument fail to perform in accordance with the terms of the contract. The Company's maximum exposure to credit loss under standby letters of credit and commitments to extend credit is represented by the contractual amounts of those instruments.

	2002	2001
	(Dollars in thousands)
Financial instruments whose contract amounts represent potential credit risk:
Commitments to extend credit	$66,767	$56,382
Standby letters of credit	1,610	3,168

        The Company had recorded no liability associated with standby letters of credit at December 31, 2002.

        The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Company evaluates each customer's creditworthiness on a case-by-case basis and requires collateral to support financial instruments when deemed necessary. The amount of collateral obtained upon extension of credit is based on management's evaluation of the counterparty. Collateral held varies but may include deposits held by the Company, marketable securities, accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

(17)    Disclosures of Fair Value of Financial Instruments

        The assumptions used and the estimates disclosed represent management's best judgment of appropriate valuation methods. These estimates are based on pertinent information available to management at the valuation date. In certain cases, fair values are not subject to precise quantification or verification and may change as economic and market factors, and management's evaluation of those factors, change.

        Although management uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. Therefore, these fair value estimates are not necessarily indicative of the amounts the Company would realize in a market transaction. Because of the wide range of valuation techniques and the numerous estimates which must be made, it may be difficult to make reasonable comparisons of the Company's fair value information to that of other financial institutions. It is important that the many uncertainties discussed above be considered when using the estimated fair value disclosures and that, because of these uncertainties, the aggregate fair value amount should in no way be construed as representative of the underlying value of the Company.

Fair Value of Financial Instruments

        The following summarizes the significant methodologies and assumptions used in estimating the fair values presented in the accompanying table.

Cash and Cash Equivalents

        The carrying amount of cash and cash equivalents is used as a reasonable estimate of fair value.

Investment Securities and Other Investments

        Fair values for investment securities are based on quoted market prices or prices quoted for similar financial instruments. Fair value for other investments is estimated as their cost since no active trading markets exist.

Loans Held for Sale

        Loans held for sale are valued based on quoted market prices from secondary market investors with commitments to purchase the loans.

Loans Receivable

        In order to determine the fair market value for loans receivable, the loan portfolio was segmented based on loan type, credit quality and maturities. For certain variable rate loans with no significant credit concerns and frequent repricings, estimated fair values are based on current carrying amounts. The fair values of other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposits

        The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable rate, fixed-term money market accounts and certificates of deposit (CDs) approximate their fair value at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Other Borrowed Funds

        The fair value of borrowings is estimated using a discounted cash flow calculation that applies an interest rate currently available with similar terms.

Commitments

        The fair value of these financial instruments is based on the credit quality and relationship, fees, interest rates, probability of funding, compensating balance and other covenants or requirements. These commitments generally have fixed expiration dates expiring within one year. Many commitments are expected to, and typically do, expire without being drawn upon. The rates and terms of these instruments are competitive with others in the market in which the Company operates. The carrying amounts are reasonable estimates of the fair value of these financial instruments. The carrying amounts of these instruments are zero at December 31, 2002 and 2001.

Accrued Interest

        The carrying amounts of accrued interest approximate their fair values.

Fair value of financial instruments as of December 31, 2002 and 2001:

	December 31, 2002
	Carrying Amount	Estimated Fair Value
	(Dollars in thousands)
Financial assets:
Cash and cash equivalents	$63,371	$63,371
Investment securities and other investments	165,280	165,280
Loans receivable	249,106	257,480
Accrued interest receivable	1,523	1,523
Financial liabilities:
Demand deposits	$72,962	$72,962
Interest checking	146,041	146,041
Money market and statement savings	31,078	31,078
Certificates of deposit	173,398	178,360
Other borrowed funds	2,000	2,000
Accrued interest payable	107	107
	December 31, 2001
	Carrying Amount	Estimated Fair Value
	(Dollars in thousands)
Financial assets:
Cash and cash equivalents	$34,459	$34,459
Investment securities and other investments	35,415	35,415
Loans held for sale	4,732	4,760
Loans receivable	200,911	200,143
Accrued interest receivable	1,090	1,090
Financial liabilities:
Demand deposits	$61,739	$61,739
Interest checking	45,313	45,313
Money market and statement savings	28,676	28,676
Certificates of deposit	110,296	114,629
Other borrowed funds	9,824	9,824
Accrued interest payable	12	12

(18)    Parent Company Only Financial Statements

        The Cardinal Financial Corporation (parent company only) condensed financial statements are as follows:

PARENT COMPANY ONLY CONDENSED STATEMENTS OF CONDITION

December 31, 2002 and 2001

(Dollars in thousands)

	2002	2001
Assets
Cash and cash equivalents	$5,989	$2,584
Other investments	63	67
Investment in subsidiaries	32,472	17,799
Premises and equipment, net	1,825	1,986
Goodwill and other intangibles, net	646	668
Other assets	164	124

Total assets	$41,159	$23,228

Liabilities and Shareholders' Equity
Total liabilities	$447	$2,604
Total shareholders' equity	$40,712	$20,624

Total liabilities and shareholders' equity	$41,159	$23,228

PARENT COMPANY ONLY CONDENSED STATEMENTS OF OPERATIONS

Years Ended December 31, 2002, 2001 and 2000

(Dollars in thousands)

	2002	2001	2000
Income:
Interest income	$81	$26	$496
Other income	209	116	13

Total income	290	142	509
Expense—General and administrative	598	2,612	3,045

Net loss before income taxes and equity in undistributed earnings of subsidiaries	(308)	(2,470)	(2,536)
Provision for income taxes	—	—	—
Equity in undistributed earnings of subsidiaries	(221)	(10,254)	(1,435)

Net loss	$(529)	$(12,724)	$(3,971)

PARENT COMPANY ONLY CONDENSED STATEMENTS OF CASH FLOWS

Years ended December 31, 2002, 2001 and 2000

(Dollars in thousands)

	2002	2001	2000
Cash flows from operating activities:
Net loss	$(529)	$(12,724)	$(3,971)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Equity in undistributed earnings of subsidiaries	221	1,984	1,435
Depreciation and amortization and write down of goodwill	238	9,129	465
Increase in other assets and liabilities	(2,413)	1,754	543

Net cash provided by (used in) operating activities	(2,483)	143	(1,528)

Cash flows from investing activities:
Capital infusions in subsidiaries	(12,275)	(720)	(750)
Dividends from subsidiary	—	—	3,000
Net change in premises and equipment	161	158	(62)
Proceeds from sale and redemptions of securities	—	—	2,468
Proceeds from sale of other investments	4	17	—
Cash paid in acquisition	—	—	(7,726)

Net cash used in investing activities	(12,110)	(545)	(3,070)

Cash flows from financing activities:
Proceeds from rights and secondary offerings	18,493	—	—
Dividends declared on preferred stock	(495)	(503)	(170)
Stock options exercised	—	11	22

Net cash provided by (used in) financing activities	17,998	(492)	(148)

Net increase (decrease) in cash and cash equivalents	3,405	(894)	(4,746)
Cash and cash equivalents at beginning of year	2,584	3,478	8,224

Cash and cash equivalents at end of year	$5,989	$2,584	$3,478

(19)    Goodwill and Other Intangible Assets

        At December 31, 2002, goodwill of $646,000 represents the remaining balance attributable to the purchase of Heritage Bancorp, Inc. In 2001, the Company substantially eliminated the goodwill attributable from this acquisition. The initial investment in Heritage, which was subsequently, renamed Cardinal Bank—Potomac, resulted in the Company recording $9.7 million of goodwill at the time of the acquisition. In the fourth quarter of 2001, an evaluation of current year losses and expectations of additional future losses indicated a potential impairment in the Company's investment in Heritage. In compliance with SFAS No. 121, the Company wrote down goodwill by $8.3 million based upon a valuation obtained from an independent third party consultant.

        The Company adopted SFAS No. 142 as of January 1, 2002, and, therefore, discontinued the amortization of goodwill on January 1, 2002. The Company has evaluated impairment of goodwill under SFAS No. 142. The evaluation of goodwill under this statement did not result in impairment of the Company's goodwill as of the annual evaluation date. Information on the Company's intangible assets is contained in the table below.

	December 31, 2002		December 31, 2001
	Gross Carrying Value	Accumulated Amortization	Gross Carrying Value	Accumulated Amortization
	(Dollars in thousands)
Amortizable core deposit intangible	$102	$(102)	$102	$(80)
Unamortizable goodwill	646	—	646	—
	Core Deposit Intangible	Goodwill
Amortization expense:
Twelve months ended December 31, 2002	$22	$—
Twelve months ended December 31, 2001	60	8,847	(1)
	December 31,
	2002	2000	2001
Reported net loss to common shareholders	$(1,024)	$(13,227)	$(4,142)
Add: goodwill amortization	—	8,847	215

Adjusted net loss	(1,024)	(4,380)	(3,927)

Reported basic and diluted loss per common share	$(0.13)	$(3.11)	$(0.98)
Add: goodwill amortization per common share	—	2.08	0.05

Adjusted basic and diluted loss per common share	$(0.13)	$(1.03)	$(0.93)

(1)
In December 2001, the Company recognized a goodwill impairment of $8.3 million.

        As of December 31, 2002, the Company's core deposit intangible was fully amortized thus; there is no more amortization expense after December 31, 2002.

(20)    Restructuring Costs

        In 2001, the Company announced plans to restructure and merge all of its banking subsidiaries into one central lead bank under the holding company. This decision was made in order to reduce the costs associated with operating multiple banking subsidiaries. In connection with the restructuring, the Company recorded $884,000 of restructuring costs. Included in the total were severance and other employee related costs including contract buyouts, write-downs of leasehold improvements associated with the subleasing of redundant property, liabilities recorded related to the subleased property, and merger costs related to data processing conversions with outside vendors. The following table rolls forward the amounts from the prior year.

	Liability at December 31, 2001	Expenses Paid or Assets Written Off in 2002	Liability at December 31, 2002
	(Dollars in thousands)
Employee termination benefits and contract buyouts	$395	$395	$—
Leasehold write-downs	251	251	—
Merger expenses	165	165	—
Sublease liability	73	11	62

	$884	$822	$62

(21)    Other Operating Expenses

        The following shows the composition of operating expenses for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
	(Dollars in thousands)
Data processing	$759	$957	$561
Stationery and supplies	317	306	345
Brokerage clearing	206	370	345
Advertising and marketing	541	368	241
Telecommunications	276	325	254
Other taxes	342	269	221
Travel and entertainment	127	164	139
Bank operations	411	875	165
Premises and equipment	271	247	142
Miscellaneous	239	465	577

Total operating expense	$3,489	$4,346	$2,990

•
You should only rely on the information contained in this prospectus. We have not, and our underwriters have not, authorized any person to provide you with different information. If any one provides you with different or inconsistent information, you should not rely on it.

•
We are not, and our underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

•
You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only.

•
This prospectus does not constitute an offer to sell, or the solicitation of any offer to buy, any securities other than the securities to which it relates.

5,250,000 Shares

Common Stock

PROSPECTUS

RAYMOND JAMES

LEGG MASON WOOD WALKER
Incorporated

                         , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Securities and Exchange Commission Registration Fee	$3,529	*
NASD Filing Fee	4,863	*
Printing Expenses	85,000
Accounting Fees and Expenses	85,000
Legal Fees and Expenses	75,000
Blue Sky Fees and Expenses	2,500
Miscellaneous Expenses	1,108

Total	$257,000

*
Represents actual expenses. All other expenses are estimates.

Item 14. Indemnification of Directors and Officers

        Article 10 of Chapter 9 of Title 13.1 of the Code of Virginia (the "Code") permits a Virginia corporation to indemnify any director or officer for reasonable expenses incurred in any legal proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the corporation a written statement of his good faith belief that he or she has met the standard of conduct prescribed by the Code and furnishes the corporation a written undertaking to repay any advance if it is ultimately determined that he or she did not meet the standard of conduct, and a determination is made by the board of directors that such standard has been met. In a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any matter as to which an officer or director is adjudged to be liable to the corporation, unless the court in which the proceeding took place determines that, despite such liability, such person is reasonably entitled to indemnification in view of all of the relevant circumstances. In any other proceeding, no indemnification shall be made if the director or officer is adjudged liable to the corporation on the basis that he improperly received a personal benefit. Corporations are given the power to make any other or further indemnity, including advance of expenses, to any director or officer that may be authorized by the articles of incorporation or any bylaw made by the shareholders, or any resolution adopted, before or after the event, by the shareholders, except an indemnity against willful misconduct or a knowing violation of the criminal law. Unless limited by its articles of incorporation, indemnification of a director or officer is mandatory when he or she entirely prevails in the defense of any proceeding to which he or she is a party because he or she is or was a director or officer.

        The Articles of Incorporation of the Registrant contain provisions indemnifying the directors and officers of the Registrant to the full extent permitted by Virginia law. In addition, the Articles of Incorporation of the Registrant eliminate the personal liability of the Registrant's directors and officers to the Registrant or its shareholders for monetary damages to the full extent permitted by Virginia law.

Item 15. Recent Sales of Unregistered Securities

        The Registrant has issued shares of Common Stock in connection with the exercise of outstanding stock options as follows:

Date	Number of Option Exercises	Total Number of Shares Issued	Range of Option Exercise Price ($)
August 2001	1	1,000	3.56
November 2001	1	1,809	3.58 – 4.59
February 2003	2	3,000	3.25 – 3.56
May 2003	4	21,730	4.22 – 5.00
August 2003	3	4,943	3.25 – 3.37
September 2003	1	2,000	3.25 – 6.38
November 2003	1	400	3.25 – 4.62

        Each optionee was a current or former director or employee of the Registrant or a subsidiary. The Registrant relied upon Section 4(2) of the Securities Act for the exemption from registration for the issuance of these shares. Each of the certificates that represent these shares bears a legend with respect to restrictions on their transferability under applicable securities laws.

Item 16. Exhibits and Financial Statement Schedules

  (a)
  The following exhibits are filed on behalf of the Registrant as part of this registration statement:

1.1	Form of Underwriting Agreement.**
3.1
Articles of Incorporation of Cardinal Financial Corporation, incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form SB-2, as amended, Registration No. 333-82946 (the "Form SB-2").
3.2
Articles of Amendment to the Articles of Incorporation of Cardinal Financial Corporation, setting forth the designation for the Series A Preferred Stock, incorporated by reference to Exhibit 3.2 to the Form SB-2.
3.3	Bylaws of Cardinal Financial Corporation (restated in electronic format to reflect all amendments through September 9, 2003).*
4.1	Form of Common Stock Certificate, incorporated by reference to Exhibit 4.1 to the Form SB-2.
5.1	Opinion of Williams Mullen.**
10.1	Employment Agreement, dated as of February 12, 2002, between Cardinal Financial Corporation and Bernard H. Clineburg, incorporated by reference to Exhibit 10.1 to the Form SB-2.
10.2	Executive Employment Agreement, dated as of February 12, 2002, between Cardinal Financial Corporation and Carl E. Dodson, incorporated by reference to Exhibit 10.2 to the Form SB-2.
10.3	Executive Employment Agreement, dated as of February 12, 2002 between Cardinal Financial Corporation and F. Kevin Reynolds, incorporated by reference to Exhibit 10.4 to the Form SB-2.
10.4	Executive Employment Agreement, dated as of February 12, 2002, between Cardinal Financial Corporation and Christopher W. Bergstrom, incorporated by reference to Exhibit 10.5 to the Form SB-2.
10.5	Cardinal Financial Corporation 1999 Stock Option Plan, as amended, incorporated by reference to Exhibit 10.7 to the Form SB-2.

10.6	Cardinal Financial Corporation 2002 Equity Compensation Plan, incorporated by reference to Exhibit 10.8 to the Quarterly Report on Form 10-QSB for the period ended June 30, 2002.
21.1	Subsidiaries of Cardinal Financial Corporation, incorporated by reference to the Annual Report on Form 10-KSB for the year ended December 31, 2002.
23.1	Consent of Williams Mullen (included in Exhibit 5.1).**
23.2	Consent of KPMG LLP.**
24.1	Powers of Attorney (included on signature page).*

*
Previously filed.
**
Filed herewith.

(b)
Financial Statement Schedules. All financial statement schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are either included in the financial information set forth in the Prospectus or are inapplicable and therefore have been omitted.

Item 17. Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

  (1)  For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2)  For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the County of Fairfax, Commonwealth of Virginia, on December 8, 2003.

CARDINAL FINANCIAL CORPORATION
By:	/s/ BERNARD H. CLINEBURG Bernard H. Clineburg Chairman, President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ BERNARD H. CLINEBURG Bernard H. Clineburg	Chairman, President and Chief Executive Officer (Principal Executive Officer)	December 8, 2003
* Domingo Rodriguez	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	December 8, 2003
* Jennifer L. Deacon	Vice President and Controller (Principal Accounting Officer)	December 8, 2003
B. G. Beck	Director
* Wayne W. Broadwater	Director	December 8, 2003
* William G. Buck	Director	December 8, 2003
* Sidney O. Dewberry	Director	December 8, 2003
* John W. Fisher	Director	December 8, 2003

Michael A. Garcia	Director
* J. Hamilton Lambert	Director	December 8, 2003
* William E. Peterson	Director	December 8, 2003
James D. Russo	Director
* John H. Rust, Jr.	Director	December 8, 2003
Emad Saadeh	Director
* George P. Shafran	Director	December 8, 2003
* Alice M. Starr	Director	December 8, 2003

*    Bernard H. Clineburg, by signing his name hereto, signs this document on behalf of each of the persons indicated by an asterisk above pursuant to powers of attorney duly executed by such persons and previously filed with the Securities and Exchange Commission as part of this registration statement.

Dated: December 8, 2003	/s/ BERNARD H. CLINEBURG Bernard H. Clineburg

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement.**
3.1	Articles of Incorporation of Cardinal Financial Corporation, incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form SB-2, as amended, Registration No. 333-82946 (the "Form SB-2").
3.2	Articles of Amendment to the Articles of Incorporation of Cardinal Financial Corporation, setting forth the designation for the Series A Preferred Stock, incorporated by reference to Exhibit 3.2 to the Form SB-2.
3.3	Bylaws of Cardinal Financial Corporation (restated in electronic format to reflect all amendments through September 9, 2003).*
4.1	Form of Common Stock Certificate, incorporated by reference to Exhibit 4.1 to the Form SB-2.
5.1	Opinion of Williams Mullen.**
10.1	Employment Agreement, dated as of February 12, 2002, between Cardinal Financial Corporation and Bernard H. Clineburg, incorporated by reference to Exhibit 10.1 to the Form SB-2.
10.2	Executive Employment Agreement, dated as of February 12, 2002, between Cardinal Financial Corporation and Carl E. Dodson, incorporated by reference to Exhibit 10.2 to the Form SB-2.
10.3	Executive Employment Agreement, dated as of February 12, 2002 between Cardinal Financial Corporation and F. Kevin Reynolds, incorporated by reference to Exhibit 10.4 to the Form SB-2.
10.4	Executive Employment Agreement, dated as of February 12, 2002, between Cardinal Financial Corporation and Christopher W. Bergstrom, incorporated by reference to Exhibit 10.5 to the Form SB-2.
10.5	Cardinal Financial Corporation 1999 Stock Option Plan, as amended, incorporated by reference to Exhibit 10.7 to the Form SB-2.
10.6	Cardinal Financial Corporation 2002 Equity Compensation Plan, incorporated by reference to Exhibit 10.8 to the Quarterly Report on Form 10-QSB for the period ended June 30, 2002.
21.1	Subsidiaries of Cardinal Financial Corporation, incorporated by reference to the Annual Report on Form 10-KSB for the year ended December 31, 2002.
23.1	Consent of Williams Mullen (included in Exhibit 5.1).**
23.2	Consent of KPMG LLP.**
24.1	Powers of Attorney (included on signature page).*

*
Previously filed.
**
Filed herewith.

QuickLinks

PROSPECTUS SUMMARY
The Offering
SUMMARY HISTORICAL FINANCIAL DATA
RISK FACTORS
CAUTION ABOUT FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
DILUTION
MARKET FOR COMMON STOCK AND DIVIDENDS
DIVIDEND POLICY
CAPITALIZATION
SELECTED HISTORICAL FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Reconciliation of GAAP to Non-GAAP Financial Measures For the Nine Months ended September 30, 2003 and 2002 and the Years ended December 31, 2002, 2001 and 2000 (Dollars in thousands, except per share data)
Average Balance Sheets and Interest Rates on Earning Assets and Interest-Bearing Liabilities For the Nine Months Ended September 30, 2003 and 2002 and for the Years Ended December 31, 2002, 2001 and 2000 (Dollars in Thousands)
Average Balance Sheets and Interest Rates on Earning Assets and Interest-Bearing Liabilities For the Nine Months Ended September 30, 2003 and 2002 and for the Years Ended December 31, 2002, 2001 and 2000 (Dollars in thousands)
Rate and Volume Analysis (Dollars in thousands)
Interest Rate Sensitivity Gap Analysis As of September 30, 2003 (Dollars in thousands)
Allowance for Loan Losses For the Nine Months Ended September 30, 2003 and 2002 and for the Years Ended December 31, 2002, 2001, 2000, 1999 and 1998 (Dollars in thousands)
Allocation of the Allowance for Loan Losses As of September 30, 2003 and December 31, 2002, 2001, 2000, 1999 and 1998 (Dollars in thousands)
Non-Interest Income For the Nine Months Ended September 30, 2003 and 2002 and for the Years Ended December 31, 2002, 2001 and 2000 (Dollars in thousands)
Non-Interest Expense For the Nine Months Ended September 30, 2003 and 2002 and for the Years Ended December 31, 2002, 2001 and 2000 (Dollars in thousands)
Loans Receivable As of September 30, 2003 and December 31, 2002, 2001, 2000, 1999 and 1998 (Dollars in thousands)
Nonperforming Loans Receivable As of September 30, 2003 and December 31, 2002, 2001, 2000, 1999, and 1998 (Dollars in thousands)
Loan Maturities and Interest Rate Sensitivity As of December 31, 2002 (Dollars in thousands)
Investment Securities As of September 30, 2003 and December 31, 2002, 2001 and 2000 (Dollars in thousands)
Certificates of Deposit of $100,000 or More As of September 30, 2003 and December 31, 2002, 2001 and 2000 (Dollars in thousands)
Capital Components As of September 30, 2003 and December 31, 2002, 2001 and 2000 (Dollars in thousands)
BUSINESS
MANAGEMENT
Summary Compensation Table
DESCRIPTION OF SECURITIES
GOVERNMENT SUPERVISION AND REGULATION
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS For the nine months ended September 30, 2003 and 2002 (Dollars in thousands, except per share data)
CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) For the nine months ended September 30, 2003 and 2002 (Dollars in thousands)
CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY For the nine months ended September 30, 2003 and 2002 (Amounts in thousands) (Unaudited)
CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS For the nine months ended September 30, 2003 and 2002 (Dollars in thousands)
CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
INDEPENDENT AUDITORS' REPORT OF KPMG LLP
CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CONDITION December 31, 2002 and 2001 (Dollars in thousands, except share data)
CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS Years ended December 31, 2002, 2001 and 2000 (In thousands, except per share data)
CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) Years ended December 31, 2002, 2001 and 2000 (Dollars in thousands)
CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY Years ended December 31, 2002, 2001 and 2000 (Dollars in thousands)
CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended December 31, 2002, 2001 and 2000 (Dollars in thousands)
CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements
PARENT COMPANY ONLY CONDENSED STATEMENTS OF CASH FLOWS Years ended December 31, 2002, 2001 and 2000 (Dollars in thousands)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX